INTERIM REPORT AT SEPTEMBER 30, 2015

 



Contents

INTERIM MANAGEMENT REPORT AT SEPTEMBER 30, 2015

TELECOM ITALIA GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2015 _____75

THE TELECOM ITALIA GROUP

THE BUSINESS UNITS

DOMESTIC

The **Domestic Business Unit** operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators.

In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

INWIT S.p.A. was formed in 2015. The company operates in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for Telecom Italia and other operators.

Olivetti operates in the area of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets.

CORE DOMESTIC
- Consumer
- Business
- National Wholesale
- Other (INWIT S.p.A. and support structures)

INTERNATIONAL WHOLESALE
Telecom Italia Sparkle group
- Telecom Italia Sparkle S.p.A.
- Lan Med Nautilus group

OLIVETTI
- Olivetti S.p.A.

BRAZIL

The **Brazil Business Unit (Tim Brasil group)** provides services in the area of UMTS, GSM and LTE technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.

Tim Brasil Serviços e Participações S.A.
- Tim Participações S.A.
  - Intelig Telecomunicações Ltda
  - Tim Celular S.A.

MEDIA

Media operates in the management of Digital Multiplexes, as well as the provision of accessory services and digital signal broadcasting platforms to third parties.

Telecom Italia Media S.p.A.(*)
- Persidera S.p.A.

(*) The merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. was completed on September 30, 2015 at end of day.

BOARD OF DIRECTORS

Chairman	Giuseppe Recchi
Chief Executive Officer	Marco Patuano
Directors	Tarak Ben Ammar
	Davide Benello (independent)
	Lucia Calvosa (independent)
	Flavio Cattaneo (independent)
	Laura Cioli (independent)
	Francesca Cornelli (independent)
	Jean Paul Fitoussi
	Giorgina Gallo (independent)
	Denise Kingsmill (independent)
	Luca Marzotto (independent)
	Giorgio Valerio (independent)
Secretary to the Board	Antonino Cusimano

BOARD OF STATUTORY AUDITORS

Chairman	Roberto Capone
Acting Auditors	Vincenzo Cariello
	Paola Maiorana
	Gianluca Ponzellini
	Ugo Rock
Alternate Auditors	Francesco Di Carlo
	Gabriella Chersicla
	Piera Vitali
	Riccardo Schioppo

HIGHLIGHTS — FIRST NINE MONTHS OF 2015

The market

In the first nine months of 2015, the **domestic market** saw a continued gradual recovery in revenues, with a rate reduction in decrease compared to the previous quarters, due to a slowdown in the contraction of traditional services and the growth of innovative services. In particular, our competitive positioning in the Mobile segment continued to improve, with revenue returning to growth in the third quarter of 2015 with respect to the same period of the prior year, driven by the greater mobile Internet penetration and the steady market share performance. In the Fixed segment, the recovery in revenues was driven by the positive trend in broadband ARPU, steady growth in ADSL customers with premium bundle/flat deals, and the development of ICT services.

In **Brazil**, the market was affected by a further deterioration in the macroeconomic scenario, which caused a contraction in internal demand, higher inflation and the depreciation of the reais from 3.22 reais per euro at the end of 2014 to 4.45 reais per euro at September 30, 2015. These factors contributed to a general slowdown in growth in the mobile market compared to the previous quarters.
In this environment, the TIM Brasil group maintained substantially steady market share in the Mobile segment with a significant increase in the postpaid customer base. However, at the same time, its revenues fell as a result of faster migration from traditional voice-SMS services to innovative IP solutions, as well as the further reduction in mobile termination rates (MTR), now ongoing since late February 2015. The negative trend in mobile revenues was partly mitigated by the growth in Fixed revenues, in particular on the wholesale business segment of the subsidiary Intelig and TIM Broadband Live.

Projects and non-recurring events

The financial results for the first nine months of 2015 also reflected the impact of a number of non-recurring events and the launch of several projects to rationalize and improve operating efficiency, described below.
In late 2014, Telecom Italia launched a major **real estate project**, which involves a process of restructuring, the vacation of a number of properties, and renegotiations of leases with the owners, all with a view to efficiency and cost-cutting, mainly by extending contract expiries and reducing lease payments.
More specifically, with reference only to the first nine months of 2015, the company acquired three strategic buildings previously held under finance leases, while renegotiations were concluded and/or new contracts signed on around 600 leases. More than half of these leases contracts were previously accounted for using the operating lease method; following the changes to the relevant contracts, they have been accounted for in the statement of financial position at September 30, 2015 using the financial method (Tangible assets held under finance leases). The renegotiations and/or new contracts, together with the change in accounting treatment, resulted in a total impact on the balance sheet at September 30, 2015 of 1,018 million euros in terms of higher tangible assets and corresponding financial liabilities for leases. Since the contractual amendments referred to above took place as of June 2015, the financial benefits from the renegotiations will be seen from the final part of 2015.
The activities related to the development of the Project will continue in the coming months and will result – when fully implemented – in a significant reduction in rental costs and savings in terms of electricity, facility services and rationalization of space and costs associated with the dispersion of locations.

On January 14, 2015, the company **Infrastrutture Italiane Wireless S.p.A. (INWIT)** was established, to which the Parent Telecom Italia S.p.A., on April 1, 2015, transferred the business unit consisting of around 11,500 sites in Italy that house the radio transmission equipment for mobile telephone networks, both for the Parent Company and other operators. In June 2015, the IPO was successfully completed for the ordinary shares of INWIT S.p.A. on the Electronic Stock Exchange organized and managed by Borsa Italiana S.p.A., which was followed in July by the exercise of the greenshoe option. Overall a non-controlling interest equal to 39.97% of the ordinary shares was divested for 855 million euros, net of transaction costs. This transaction did not result in a loss of control for Telecom Italia over INWIT and it was therefore treated as a transaction between shareholders in accordance with the accounting standards. Accordingly, no impacts were recognized in the income statements and the effects of the transaction were accounted for directly as an increase in Equity attributable to owners of the Parent for a total of 279 million euros, net of transaction costs and taxes.

Respectively in the second and third quarter 2015, the **Tim Brasil group concluded the sale of the first two blocks of telecommunications towers** (5,301 sites) to American Tower do Brasil. The transaction brought in a total of 2,414 million reais (around 686 million euros) and involved the simultaneous execution of a finance lease for the portion of the towers used by the Tim Brasil group, recorded as a financial liability for leases of 1,207 million reais (around 343 million euros), with a gain of 1,184 million reais (around 336 million euros) being recorded in the income statement, net of transaction costs.

In addition to the impacts of the transactions described above, in the first nine months of 2015 the Telecom Italia Group recorded **non-recurring operating expenses** totaling 460 million euros. These expenses were connected to events and transactions that by their nature do not occur continuously in the normal course of operations and have been shown because their amount is significant and they include expenses resulting from corporate restructuring and reorganization processes, expenses resulting from regulatory disputes and penalties and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers.
The impacts of non-recurring income/expenses on the main interim results are outlined below in this Report.

Financial highlights

In terms of economic and financial performance of the first nine months of 2015:
- **Consolidated revenues** amounted to 14.9 billion euros, down by 6.9% on the first nine months of 2014 (-3.9% in organic terms).
- **EBITDA** amounted to 5.6 billion euros, down by 14.8% on the first nine months of 2014 (-13.0% in organic terms). The organic EBITDA margin stood at 37.8%, 3.9 percentage points lower than the corresponding period of the previous year. EBITDA in the first nine months of 2015 was pulled lower by a total of 460 million euros in non-recurring expenses, without which the organic change in EBITDA would have been -4.8%, with an EBITDA margin of 40.8%, down 0.4 percentage points compared to the first nine months of 2014.
- **Operating profit (EBIT)** was 2.8 billion euros, down 17.5% compared to the first nine months of 2014 (-16.1% in organic terms), as a result of the negative impact of net non-recurring expenses of 124 million euros, without which the organic change in EBIT would have been -9.4%.
- The **profit for the period attributable to Owners of the Parent** amounted to 362 million euros (985 million euros in the first nine months of 2014), pulled down by net non-recurring expenses, the negative impact of Group bond buybacks during the first part of the year and a number of items of a merely valuation and accounting nature that do not entail any financial exchange, related in particular to the fair value measurement of the embedded option included in the mandatory three-year convertible bonds issued at the end of 2013. Without these impacts, profit for the first nine months of 2015 would have been over 1 billion euros.
- **Capital expenditures** for the first nine months of 2015 amounted to 3,233 million euros (2,640 million euros in the first nine months of 2014), continuing the acceleration set out in the industrial plan for the three years 2015-2017. In Italy, the strong boost given to the investment plan for developing next-generation network (NGN) infrastructure enabled the fiber-optic coverage to reach 40% of the population, with around 10.2 million homes connected, while the 4G (LTE) network now covers 86% of the population.
- **Adjusted net financial debt** amounted to 26,804 million euros at September 30, 2015, up 153 million euros compared to the end of 2014 (26,651 million euros). In addition to the impacts of operations and financial management and the payment of taxes, dividends and license fees, this performance reflected the negative effects from the bond buybacks, as well as the proceeds from

the IPO of INWIT in the Italian market and the sale of the ownership of the towers in Brazil, which were offset by higher debt for financial leases (IAS 17) for the real estate project and for the leaseback of part of the towers in Brazil.

Financial Highlights

(millions of euros)	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014	% Change Reported	Organic
			(a)	(b)	(a/b)	
Revenues	4,778	5,421	14,875	15,972	(6.9)	(3.9)
EBITDA [1]	1,983	2,243	5,616	6,588	(14.8)	(13.0)
EBITDA Margin	41.5%	41.4%	37.8%	41.2%	(3.4)pp	
Organic EBITDA Margin	41.5%	42.5%	37.8%	41.7%	(3.9)pp	
EBIT [1]	1,018	1,168	2,800	3,393	(17.5)	(16.1)
EBIT Margin	21.3%	21.5%	18.8%	21.2%	(2.4)pp	
Organic EBIT Margin	21.3%	22.3%	18.8%	21.6%	(2.8)pp	
Profit (loss) from Discontinued operations/Non-current assets held for sale	150	126	480	386	24.4	
Profit (loss) for the period attributable to owners of the Parent	333	442	362	985	(63.2)	
Capital expenditures (CAPEX)	1,087	933	3,233	2,640	22.5	
			9/30/2015	12/31/2014	Change Amount	
Adjusted net financial debt [1]			26,804	26,651	153	

(1) Details are provided under "Alternative Performance Measures".

CONSOLIDATED OPERATING PERFORMANCE

Revenues

Revenues amounted to 14,875 million euros for the first nine months of 2015, down 6.9% on the first nine months of 2014 (15,972 million euros). The decrease of 1,097 million euros was essentially attributable to the Brazil Business Unit (-921 million euros) and the Domestic Business Unit (-209 million euros).

In terms of organic change, consolidated revenues fell by 3.9% (-602 million euros), and were calculated as follows:

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change	
			amount	%
REPORTED REVENUES	**14,875**	**15,972**	**(1,097)**	**(6.9)**
Foreign currency financial statements translation effect		(505)	505	
Changes in the scope of consolidation		10	(10)	
ORGANIC REVENUES	**14,875**	**15,477**	**(602)**	**(3.9)**

Exchange rate fluctuations[1] consisted of -549 million euros for the Brazil Business Unit and +44 million euros for the Domestic Business Unit, while the change in the scope of consolidation[2] was the result of the entry into the scope of consolidation of the Rete A (Media Business Unit), following the acquisition of control on June 30, 2014 and subsequent merger by absorption into its parent company Persidera S.p.A..

The breakdown of revenues by operating segment is the following:

(millions of euros)	9 months to 9/30/2015		9 months to 9/30/2014		Change		
		% of total		% of total	amount	%	% organic
Domestic	11,127	74.8	11,336	71.0	(209)	(1.8)	(2.2)
Core Domestic	*10,287*	*69.2*	*10,551*	*66.1*	*(264)*	*(2.5)*	*(2.5)*
International Wholesale	*971*	*6.5*	*905*	*5.7*	*66*	*7.3*	*2.3*
Olivetti	*123*	*0.8*	*154*	*1.0*	*(31)*	*(20.1)*	*(20.1)*
Brazil	3,696	24.8	4,617	28.9	(921)	(19.9)	(9.2)
Media and Other Operations	90	0.6	51	0.3	39		
Adjustments and eliminations	*(38)*	*(0.2)*	*(32)*	*(0.2)*	*(6)*		
Consolidated Total	**14,875**	**100.0**	**15,972**	**100.0**	**(1,097)**	**(6.9)**	**(3.9)**

The **Domestic Business Unit** (divided into Core Domestic, International Wholesale and Olivetti) recorded a decline in revenues of 209 million euros (-1.8%) for the first nine months of 2015, compared to the same period of 2014, representing an improvement compared to the previous periods (third quarter 2015: -1.4%; second quarter: -1.6%; first quarter: -2.6%). This recovery in performance was mainly due to an improvement in competition conditions, which resulted in the progressive stabilization of the customer base and ARPU on traditional services, mainly on Mobile, and an acceleration in the growth of

---

(1) The average exchange rates used for the translation into euro (expressed in terms of units of local currency per 1 euro) were 1.11459 for the US dollar in the first nine months of 2015 and 1.35546 in the first nine months of 2014. For the Brazilian real the average exchange rates used were 3.52233 in the first nine months of 2015 and 3.10365 in the first nine months of 2014. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.

(2) The change in the scope of consolidation has been calculated by excluding the contribution of the companies that have exited from the comparison figure and/or adding in the estimated contribution of the companies entering the scope of consolidation.

connection and content services for broadband and ultrabroadband networks. In particular, Mobile revenues (services and products) started to be positive again with a growth in the third quarter 2015 compared to the same period of the prior year of +1.5% (second quarter: -2.2%; first quarter: -2.0%). In the same period revenues from mobile services were down 1.5% compared to the third quarter 2014, also showing a recovery of about 1 percentage point compared to the second quarter 2015.

In detail:

- revenues from services amounted to 10,480 million euros, down 2.2% compared to the first nine months of 2014. In particular, revenues from services in the Mobile business came to 3,333 million euros, down 92 million euros compared to the first nine months of 2014 (-2.7%). Revenues from Fixed-line services amounted to 7,801 million euros and were down 216 million euros compared to the same period of 2014 (-2.7%). Revenues from services in the third quarter of 2015 amounted to 3,539 million euros, down 1.5% compared to the same period of the previous year, but with an improvement over the first two quarters (-1.7% in the second quarter 2015 and -3.3% in the first quarter);

- product sales and change in work in progress recorded revenues of 647 million euros in the first nine months of 2015 (+26 million euros on the same period of the prior year), with an increase of 59 million euros in the Mobile business, thanks to the continued growth in demand for advanced handsets (smartphones).

The **Brazil Business Unit** recorded revenues for the first nine months of 2015 amounting to 13,017 million reais, down 1,313 million reais on the same period of the prior year (-9.2%). Revenues from services fell by -5.1% compared to the first nine months of 2014. This was mainly attributable to the further reduction in the mobile termination rate and the contraction in revenues from traditional voice and SMS services, only partially offset by the increase in revenue generated by the innovative component. Revenues from product sales were also down on the first nine months of 2014 (-31.4%) and reflected the impact of the economic crisis on household spending appetite. Despite the fall in revenue, the efficiency improvement and cost-cutting measures enabled a recovery in profitability of around four percentage points in the third quarter of 2015, compared to the same period of 2014.

The Business Unit's total number of lines at September 30, 2015 was 72.6 million, down (-4.2%) compared to December 31, 2014.

A more detailed analysis of revenue performance by individual Business Unit is provided in the section "Financial and Operating Highlights - The Business Units of the Telecom Italia Group".

EBITDA

EBITDA totaled 5,616 million euros (6,588 million euros in the first nine months of 2014), decreasing by 972 million euros compared to the first nine months of 2014; the EBITDA margin was 37.8% (41.2% in the first nine months of 2014).

Organic EBITDA was down 838 million euros (-13.0%) compared to the first nine months of 2014; the organic EBITDA margin was down 3.9 percentage points, from 41.7% for the first nine months of 2014 to 37.8% for the first nine months of 2015.

EBITDA for the first nine months of 2015 reflected the negative impact of non-recurring expenses totaling 460 million euros. These expenses were connected to events and transactions that by their nature do not occur continuously in the normal course of operations and have been shown because their amount is significant and they include expenses resulting from corporate restructuring and reorganization processes, expenses resulting from regulatory disputes and penalties and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers.
Without these expenses the organic change in EBITDA would have been -4.8%, with an EBITDA margin of 40.8%, down 0.4 percentage points on the first nine months of 2014. Further details are provided in the section "Significant non-recurring events and transactions" in this Interim Management Report at September 30, 2015.

Organic EBITDA is calculated as follows:

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change	
			amount	%
REPORTED EBITDA	5,616	6,588	(972)	(14.8)
Foreign currency financial statements translation effect		(137)	137	
Changes in the scope of consolidation		3	(3)	
ORGANIC EBITDA	5,616	6,454	(838)	(13.0)
of which non-recurring income/(expenses)	(460)	71	(531)	
ORGANIC EBITDA excluding non-recurring component	6,076	6,383	(307)	(4.8)

Exchange rate fluctuations are related to the Brazil Business Unit (-152 million euros) and the Domestic Business Unit (-15 million euros), while the change in the scope of consolidation was the result of the acquisition of Rete A.

Details of EBITDA and EBITDA Margins by operating segment are as follows:

(millions of euros)	9 months to 9/30/2015		9 months to 9/30/2014		Change		
		% of total		% of total	amount	%	% organic
Domestic	4,525	80.6	5,296	80.4	(771)	(14.6)	(14.8)
EBITDA Margin	*40.7*		*46.7*			*(6.0)pp*	*(6.0)pp*
Brazil	1,102	19.6	1,281	19.4	(179)	(14.0)	(2.3)
EBITDA Margin	*29.8*		*27.7*			*2.1 pp*	*2.0 pp*
Media and Other Operations	(8)	(0.1)	11	0.2	(19)		
Adjustments and eliminations	*(3)*	*(0.1)*	*–*	*–*	*(3)*		
Consolidated Total	5,616	100.0	6,588	100.0	(972)	(14.8)	(13.0)
EBITDA Margin	*37.8*		*41.2*			*(3.4)pp*	*(3.9)pp*

EBITDA was particularly impacted by the change in the line items analyzed below:

- **Acquisition of goods and services (6,343 million euros; 6,887 million euros in the first nine months of 2014).**

  The reduction of 544 million euros was mainly attributable to the decrease in the Brazil Business Unit's acquisition of goods and services (down by 695 million euros, including a negative exchange rate effect of 320 million euros), offset by the increase in acquisition of goods and services by the Domestic Business Unit (123 million euros) mainly due to higher purchases of equipment and handsets. These sales volumes were linked to the increase achieved in product sales.

- **Employee benefits expenses (2,433 million euros; 2,320 million euros in the first nine months of 2014).**

  This item increased by 113 million euros compared to the first nine months of 2014. The main factors that drove this change were:

  – An increase of 78 million euros in the Italian component of ordinary employee expenses, mainly due to the increased contractual minimums established in the TLC National Collective Labor Agreement signed on February 1, 2013, which resulted in the addition of pay-scale points in April and October 2014, and the growth in the average workforce by a total of 1,634 average employees compared to the first nine months of 2014. In particular, the "Solidarity Contracts" applied by the Parent and T.I. Information Technology – which entailed a reduction in working hours and a consequent reduction of the average workforce – concluded in last April, resulting in an increase of 1,819 average employees compared to the first nine months of 2014.

  – The recognition of 48 million euros in charges and provisions to Employee Benefits, of a non-recurring nature, consisting of 40 million euros for the Parent Telecom Italia S.p.A., 2 million euros for the company Telecom Italia Information Technology, and 6 million euros for the restructuring plan announced by Olivetti in May this year.

  In particular, on June 19, 2015, the Parent signed an agreement with the union representatives of managers for the application of Article 4, paragraphs 1-7ter, of Italian Law N. 92 of June 28, 2012 (the "Fornero" law). This agreement provides for the option to arrange mutual termination of the employment relationship for workers who meet the minimum requirements for old-age or early-retirement pension within four years of the termination date, through the INPS (Italian National Social Security Institution) with the company paying out the pension that would be due to the workers under the current rules and continuing to pay INPS contributions until the minimum pension requirements are met. Provisions of 23 million euros were made on the basis of current social security and pension regulations, in relation to a component of around 60 managers who expressed interest after being identified as eligible by the company. The agreement is valid until December 31, 2018 and affects a maximum of 150 managers.

  The Parent also allocated a provision of 15 million euros following the signing on September 21, 2015 of a new mobility agreement with the Trade Unions pursuant to Law 223/91. In addition, a further provision of 2 million euros was allocated for previous agreements.

  – A decrease of 12 million euros in the component outside Italy of employee benefits expenses due to the higher increase in labor costs related to the growth in the average workforce (+471 average employees) and local salary increases, which were offset by a negative exchange rate effect of around -33 million euros, essentially relating to the Brazil Business Unit.

- **Other income (206 million euros; 275 million euros in the first nine months of 2014).**

  This item fell by 69 million euros compared to the corresponding period of the previous year.

  In the first nine months of 2014, this item included the almost entire release of the risk provision, made in the 2009 consolidated financial statements for the alleged administrative offense pursuant to Legislative Decree 231/2001, linked to the so-called Telecom Italia Sparkle affair (71 million euros).

- **Other operating expenses (1,160 million euros; 855 million euros in the first nine months of 2014).**

  This item increased by 305 million euros compared to the first nine months of 2014, mainly because of the presence of non-recurring expenses of 400 million euros, without which other operating expenses would have fallen about 95 million euros.

  In particular:

- write-downs and expenses in connection with credit management (251 million euros; 264 million euros in the first nine months of 2014) consisting of 191 million euros for the Domestic Business Unit (196 million euros in the first nine months of 2014), and 51 million euros for the Brazil Business Unit (68 million euros for the first nine months of 2014);
- provision charges (460 million euros; 60 million euros in the first nine months of 2014) consisting of 386 million euros for the Domestic Business Unit (4 million euros in the first nine months of 2014), and 67 million euros for the Brazil Business Unit (55 million euros for the first nine months of 2014);
- TLC operating fees and charges (270 million euros; 335 million euros in the first nine months of 2014) consisting of 244 million euros for the Brazil Business Unit (297 million euros for the first nine months of 2014), and 26 million euros for the Domestic Business Unit (37 million euros in the first nine months of 2014).

Depreciation and amortization
Details are as follows:

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change
Amortization of intangible assets with a finite useful life	1,371	1,404	(33)
Depreciation of property, plant and equipment – owned and leased	1,793	1,825	(32)
Total	3,164	3,229	(65)

The fall of 65 million euros was mainly attributable to the Domestic Business Unit (-45 million euros), which was affected by the revision of the useful lives of the passive infrastructure of the Mobile Base Transceiver Stations, which resulted in an overall impact of 45 million euros of lower depreciation, and to the Brazil Business Unit (-16 million euros, net of negative exchange rate effects of 86 million euros). Further details are provided in the Note "Tangible assets (owned and under finance leases)" of the Condensed Consolidated Financial Statements at September 30, 2015 of the Telecom Italia Group.

Net of the exchange rate effect, the depreciation and amortization of the Brazil Business Unit would have increased by 70 million euros, resulting from the accelaration in investments in the last 18-24 months.

Gains (losses) on disposals of non-current assets
In the first nine months of 2015 this item stood at 348 million euros, mainly attributable to the non-recurring gain realized by the Brazil Business Unit of 1,184 million reais (approximately 336 million euros) following the conclusion of the sale of the first two tranches of telecommunications towers to American Tower do Brasil. See the section "Financial and Operating Highlights of the Business Units of the Telecom Italia Group – Brazil Business Unit" in this Interim Management Report for more details.
In the first nine months of 2014 this item amounted to 35 million euros and mainly related to the realized gain, of about 38 million euros, from the sale by Telecom Italia S.p.A. of a property located in Milan. The sale price was 75 million euros.

Impairment reversals (losses) on non-current assets
In the first nine months of 2015, these amounted to nil (1 million euros in the first nine months of 2014).

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually. As in previous years, the updated impairment testing of the recoverable amount of goodwill will be performed during the preparation of the Annual Report, also on the basis of the cash flows envisaged in the new 2016-2018 Industrial Plan, due to be approved shortly.
In particular, at September 30, 2015, with respect to the Domestic Business Unit, no external or internal events were identified giving reason to believe a new impairment test was required. Accordingly, the amounts of goodwill allocated to the individual Cash Generating Units were confirmed.

With regard to the Brazil Business Unit, in September there was a negative difference between the market capitalization and the carrying amount of the CGU (based on the month-end listed price) in a general situation of high uncertainty and volatility in the macroeconomic environment and the Brazilian financial markets. The company is preparing a new 2016–2018 Industrial Plan, which contains measures that represent a major shift from the past, with the start of a business transformation process that will enable the company – in this period of profound change in the reference market – to respond better to the challenges of the market and to defend the value of the Brazilian asset. In view of the above-mentioned situation of high uncertainty and volatility in the operating environment and the work being carried out on the new Industrial Plan, the impairment testing will be conducted during the preparation of the Annual Report.

A more detailed analysis is provided in the Note "Goodwill" in the Condensed Consolidated Financial Statements at September 30, 2015 of the Telecom Italia Group.

EBIT

EBIT totaled 2,800 million euros (3,393 million euros in the first nine months of 2014), decreasing by 593 million euros (-17.5%) compared to the first nine months of 2014; the EBIT margin was 18.8% (21.2% in the first nine months of 2014).

Organic EBIT was down 537 million euros, with an organic EBIT margin of 18.8% (21.6% in the first nine months of 2014).

EBIT for the first nine months of 2015 reflected the negative impact of non-recurring net expenses totaling 124 million euros. The non-recurring expenses already described in the commentary on the EBITDA (460 million euros) were offset by the positive impact of the gain of around 336 million euros from the sale of telecommunications towers in Brazil. Without these non-recurring net expenses, the organic change in EBIT would have been -9.4%, with an EBIT margin of 19.7%. Further details are provided in the section "Significant non-recurring events and transactions" in this Interim Management Report at September 30, 2015.

Organic EBIT is calculated as follows:

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change	
			amount	%
REPORTED EBIT	**2,800**	**3,393**	**(593)**	**(17.5)**
Foreign currency financial statements translation effect		(57)	57	
Changes in the scope of consolidation		1	(1)	
ORGANIC EBIT	**2,800**	**3,337**	**(537)**	**(16.1)**
of which non-recurring income/(expenses)	(124)	109	(233)	
ORGANIC EBIT excluding non-recurring component	**2,924**	**3,228**	**(304)**	**(9.4)**

Exchange rate fluctuations were attributable to the Brazil Business Unit (-66 million euros) and the Domestic Business Unit (+9 million euros), while the change in the scope of consolidation was the result of the acquisition of Rete A.

Other income (expenses) from investments, net
In the first nine months of 2015, this item showed a positive balance of 14 million euros and mainly related to the gain from the sale of the non-controlling interest in Sia S.p.A., which took place on July 10, 2015.
In the first nine months of 2014, this item amounted to a positive 15 million euros, essentially referring to the remeasurement at fair value of the 41.07% interest already held in Trentino NGN S.r.l., carried out

pursuant to IFRS 3, following the acquisition of control of the company by Telecom Italia S.p.A. – on February 28, 2014 – at a price of 17 million euros.

Finance income (expenses), net

Finance income (expenses) showed an increase in net expenses of 236 million euros, from 1,737 million euros for the first nine months of 2014 to 1,973 million euros for the first nine months of 2015. This increase was linked to the effects of the changes in certain non-monetary items – of a valuation and accounting nature, linked in particular to derivatives – and of bond buybacks, which were offset by the reduction in finance expenses connected to the related debt position.

In particular:

- the negative impact of 300 million euros (199 million euros in the first nine months of 2014) relating to the fair value measurement through profit and loss – performed separately to its liability component – of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013 for 1.3 billion euros ("Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.");
- a negative effect of 379 million euros in relation to the bond buybacks carried out during the first nine months of 2015 by Telecom Italia S.p.A. for a total of 3.8 billion euros. This impact resulted from the difference between the buyback prices and the values of the liabilities at the transaction date, net of the benefits from the termination of several hedging derivatives linked to the bonds repurchased. In the first nine months of 2014 the negative impact of the buybacks carried out during the period and the exercise of the early redemption option for a bond amounted to 62 million euros.

Income tax expense

Income tax expense amounted to 389 million euros, down 248 million euros on the first nine months of 2014 (637 million euros), largely due to the smaller taxable base of the Parent Telecom Italia.

Profit (loss) from Discontinued operations/Non-current assets held for sale

In the first nine months of 2015, this item amounted to 480 million euros (386 million euros in the first nine months of 2014) and referred to the positive contribution to the consolidation from the Sofora - Telecom Argentina group.

More details are provided in the section "Discontinued operations/Non-current assets held for sale" of this Interim Management Report and in the Note "Discontinued operations/Non-current assets held for sale" in the Condensed Consolidated Financial Statements at September 30, 2015 of the Telecom Italia Group.

Profit (loss) for the period

The details are as follows:

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014
Profit (loss) for the period	**933**	**1,415**
Attributable to:		
Owners of the Parent:		
Profit (loss) from continuing operations	293	913
Profit (loss) from Discontinued operations/Non-current assets held for sale	69	72
Profit (loss) for the period attributable to owners of the Parent	**362**	**985**
Non-controlling interests:		
Profit (loss) from continuing operations	160	116
Profit (loss) from Discontinued operations/Non-current assets held for sale	411	314
Profit (loss) for the period attributable to non-controlling interests	**571**	**430**

The profit for the period attributable to Owners of the Parent amounted to 362 million euros (985 million euros in the first nine months of 2014), pulled down by net non-recurring expenses, the negative impact of Group bond buybacks during the first part of the year and a number of items of a merely valuation and accounting nature that do not entail any financial exchange, related in particular to the fair value measurement of the embedded option included in the mandatory three-year convertible bonds issued at the end of 2013. Without these impacts, the profit for the period attributable to the Owners of the Parent for the first nine months of 2015 would have been over 1 billion euros.

CONSOLIDATED OPERATING PERFORMANCE FOR THE THIRD QUARTER OF 2015

(millions of euros)	3rd Quarter 2015	3rd Quarter 2014	Change		
			amount	%	% organic
Revenues	**4,778**	**5,421**	**(643)**	**(11.9)**	**(5.1)**
EBITDA	**1,983**	**2,243**	**(260)**	**(11.6)**	**(7.2)**
EBITDA Margin	*41.5%*	*41.4%*	*0.1 pp*		
Organic EBITDA Margin	*41.5%*	*42.5%*	*(1.0)pp*		
EBIT	**1,018**	**1,168**	**(150)**	**(12.8)**	**(9.3)**
EBIT margin	*21.3%*	*21.5%*	*(0.2)pp*		
Organic EBIT margin	*21.3%*	*22.3%*	*(1.0)pp*		
Profit (loss) before tax from continuing operations	**540**	**677**	**(137)**	**(20.2)**	
Profit (loss) from continuing operations	**344**	**457**	**(113)**	**(24.7)**	
Profit (loss) from Discontinued operations/Non-current assets held for sale	150	126	24	19.0	
Profit (loss) for the period	**494**	**583**	**(89)**	**(15.3)**	
Profit (loss) for the period attributable to owners of the Parent	**333**	**442**	**(109)**	**(24.7)**	

Revenues

Consolidated revenues for the third quarter of 2015 decreased by 643 million euros compared with the third quarter of 2014 (-11.9%). In organic terms, the decrease was -5.1%. The change was mainly due to the decline in revenues of the Brazil Business Unit.

EBITDA

Consolidated EBITDA for the third quarter of 2015 was down 260 million euros (-11.6%) compared to the same period of the previous year. The EBITDA margin came to 41.5% (41.4% in the third quarter of 2014). In organic terms, the decrease was -7.2% with an EBITDA margin of 41.5% (42.5% in the third quarter of 2014).
Organic EBITDA in the third quarter of 2015 reflected the negative impact of non-recurring expenses totaling 61 million euros. Without these expenses the decrease in organic EBITDA would have been -4.4%, with an EBITDA margin of 42.8%, up 0.3 percentage points on the first quarter of 2014.

EBIT

Consolidated EBIT for the third quarter of 2015 came to 1,018 million euros, down 150 million euros compared with the third quarter of 2014 (-12.8%), with an EBIT margin of 21.3% (21.5% in the third quarter of 2014). The organic change in EBIT was -9.3%, with an EBIT margin of 21.3% (22.3% in the same period of 2014).

Profit (loss) for the period attributable to owners of the Parent

The profit for the third quarter of 2015 attributable to owners of the Parent amounted to 333 million euros, down 109 million euros compared with the third quarter of 2014.

FINANCIAL AND OPERATING HIGHLIGHTS – THE BUSINESS UNITS OF THE TELECOM ITALIA GROUP

DOMESTIC

(millions of euros)	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014	% Change		
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)
Revenues	3,752	3,805	11,127	11,336	(1.4)	(1.8)	(2.2)
EBITDA	1,679	1,795	4,525	5,296	(6.5)	(14.6)	(14.8)
EBITDA Margin	44.7	47.2	40.7	46.7	(2.5)pp	(6.0)pp	(6.0)pp
EBIT	868	982	2,090	2,845	(11.6)	(26.5)	(26.8)
EBIT Margin	23.1	25.8	18.8	25.1	(2.7)pp	(6.3)pp	(6.3)pp
Headcount at period end (number)			52,726	[1] 53,076		(0.7)	

(1)   Headcount at December 31, 2014.

Fixed

	9/30/2015	12/31/2014	9/30/2014
Physical accesses at period end (thousands)[1]	19,299	19,704	19,823
of which Retail physical accesses at period end (thousands)	11,907	12,480	12,656
Broadband accesses at period end (thousands)[2]	8,839	8,750	8,743
of which Retail broadband accesses at period end (thousands)	6,984	6,921	6,932
Network infrastructure in Italy:			
copper access network (millions of km – pair, distribution and connection)	115.5	115.2	115.2
access and carrier network in optical fiber (millions of km - fiber)	9.5	8.3	7.4
Total traffic:			
Minutes of traffic on fixed-line network (billions):	58.0	84.2	62.6
Domestic traffic	47.1	68.9	51.2
International traffic	10.9	15.3	11.4
Broadband traffic (PBytes) [3]	2,965	3,161	2,258

(1)   Does not include full-infrastructured OLOs and Fixed Wireless Access (FWA).
(2)   Does not include LLU and NAKED, satellite and full-infrastructured OLOs and Fixed Wireless Access (FWA).
(3)   DownStream and UpStream traffic volumes.

Mobile

	9/30/2015	12/31/2014	9/30/2014
Lines at period end (thousands)	30,023	30,350	30,374
Change in lines (%)	(1.1)	(2.8)	(2.7)
Churn rate (%) [1]	17.7	24.2	18.3
Total traffic:			
Outgoing retail traffic (billions of minutes)	32.5	42.7	31.5
Incoming and outgoing retail traffic (billions of minutes)	49.1	62.7	46.1
Browsing Traffic (PBytes) [2]	131.8	133.9	95.6
Average monthly revenues per line (in euros) [3]	11.9	12.1	12.0

(1)   The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(2)   National traffic excluding roaming.

(3)   The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

The main financial and operating highlights of the Domestic Business Unit are reported according to three Cash Generating units (CGU):

- **Core Domestic**: includes all telecommunications activities pertaining to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU's results, excluding intrasegment transactions. The sales market segments established on the basis of the "customer centric" organizational model are as follows:
  - **Consumer**: the segment consists of all Fixed and Mobile voice and Internet services and products managed and developed for individuals and families and of public telephony;
  - **Business**: the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets;
  - **National Wholesale**: consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market;
  - **Other (INWIT S.p.A. and support structures)**: includes:
    - **Operations**: covering technological innovation and processes of development, engineering, building and operation of network infrastructures, real estate properties and plant engineering, delivery processes, and assurance for customer services; development of the information technology strategy, guidelines and plan; customer care, operating credit support, loyalty and retention activities, sales within its remit, and administrative management of customers;
    - **INWIT S.p.A.**: from April 2015 the company has been operating within the Operations area in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for Telecom Italia and other operators;
    - **Staff & Other**: services carried out by Staff functions and other support activities performed by minor companies of the Group, also offered to the market and other Business Units.
- **International Wholesale – Telecom Italia Sparkle group**: includes the activities of the Telecom Italia Sparkle group, which operates in the market for international voice, data and Internet services for fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets;
- **Olivetti**: operates in the field of office products and information technology services. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets. Its market is focused primarily in Europe, Asia and South America. Following approval of the restructuring plan of the Olivetti group, which took place on May 11, 2015, from the first half of 2015 the business lines for which the plan envisages a process leading to their disposal through divestment or termination have been included under Other Operations.

Main financial data

Key results of the Domestic Business Unit for the third quarter and first nine months of 2015, by customer segment/business area, compared with the corresponding periods of 2014, are shown in the following tables.

Core Domestic

(millions of euros)	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014	% Change	
	(a)	(b)	(c)	(d)	(a/b)	(c/d)
Revenues	3,469	3,544	10,287	10,551	(2.1)	(2.5)
Consumer	_1,849_	_1,839_	_5,369_	_5,414_	_0.5_	_(0.8)_
Business	_1,124_	_1,184_	_3,428_	_3,589_	_(5.1)_	_(4.5)_
National Wholesale	_446_	_458_	_1,337_	_1,373_	_(2.6)_	_(2.6)_
Other	_50_	_63_	_153_	_175_	_(20.6)_	_(12.6)_
EBITDA	1,634	1,750	4,401	5,115	(6.6)	(14.0)
EBITDA Margin	_47.1_	_49.4_	_42.8_	_48.5_	_(2.3)pp_	_(5.7)pp_
EBIT	848	958	2,038	2,731	(11.5)	(25.4)
EBIT Margin	_24.4_	_27.0_	_19.8_	_25.9_	_(2.6)pp_	_(6.1)pp_
Headcount at period end (number)			51,808	[1]51,849		(0.1)

(1)   Headcount at December 31, 2014.

International Wholesale – Telecom Italia Sparkle group

(millions of euros)	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014	% Change		
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)
Revenues	336	304	971	905	10.5	7.3	2.3
of which third party	_272_	_237_	_781_	_706_	_14.8_	_10.6_	_4.1_
EBITDA	52	52	145	208		(30.3)	(35.0)
EBITDA Margin	_15.5_	_17.1_	_14.9_	_23.0_	_(1.6)pp_	_(8.1)pp_	_(8.6)pp_
EBIT	26	28	66	134	(7.1)	(50.7)	(53.8)
EBIT Margin	_7.7_	_9.2_	_6.8_	_14.8_	_(1.5)pp_	_(8.0)pp_	_(8.3)pp_
Headcount at period end (number)(*)			632	[1]641		(1.4)	

(1)   Headcount at December 31, 2014.
(*)   Includes employees with temp work contracts: 2 employees at 9/30/2015 (4 employees at 12/31/2014).

Olivetti

Following approval of the restructuring plan of the Olivetti group, which took place on May 11, 2015, in the first nine months of 2015 the business lines for which the plan envisages a process leading to their disposal through divestment or termination are no consolidated under Olivetti and have instead been included under Other Operations.

(millions of euros)	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014	% Change	
	(a)	(b)	(c)	(d)	(a/b)	(c/d)
Revenues	33	48	123	154	(31.3)	(20.1)
EBITDA	(4)	(4)	(12)	(19)		36.8
EBITDA Margin	_(12.1)_	_(8.3)_	_(9.8)_	_(12.3)_	_(3.8)pp_	_2.5pp_
EBIT	(6)	(6)	(15)	(23)		34.8
EBIT Margin	_(18.2)_	_(12.5)_	_(12.2)_	_(14.9)_	_(5.7)pp_	_2.7 pp_
Headcount at period end (number)(*)			286	[1]586		(51.2)

(1)   Headcount at December 31, 2014.
(*)   Includes employees with temp work contracts: no employees at 9/30/2015 (4 employees at 12/31/2014).

Revenues

In an economic scenario which – despite signs of recovery in the main macroeconomic indicators – continues to show structural weakness, the change for the first nine months of 2015, compared to the same period of 2014, was a decrease of 1.8% (-209 million euros). In particular, in the third quarter the progressive recovery continued with respect to the trend seen in previous periods, with a performance of -1.4% (second quarter 2015: -1.6%, first quarter: -2.6%).

In particular, mobile revenues (services and products) started to grow again in the third quarter 2015 compared to the same period of the prior year by +1.5% (second quarter: -2.2%; first quarter: -2.0%). In the same period revenues from mobile services were down 1.5% compared to the third quarter 2014, also showing a recovery of about 1 percentage point compared to the second quarter 2015.

This recovery in revenues was primarily due to the progressive stabilization of the customer base (with market share holding strongly in Mobile and Fixed-line Broadband) and of the ARPU, thanks to the growth in Fixed-line Broadband, ICT and Mobile Internet revenues.

In detail:

Core Domestic Revenues

- **Consumer:** revenues for the Consumer segment for the first nine months of 2015 amounted to 5,369 million euros, decreasing 45 million euros (-0.8%) compared to the same period of 2014. Although still slightly negative, the performance continued the trend of progressive recovery, with a result that returned to positive territory (+0.5% compared to -1.6% in the second quarter of 2015 and -1.5% in the first quarter). In particular:
  - revenues from the Mobile business amounting to 2,598 million euros were up, albeit slightly, compared to the same period of 2014 (+4 million euros, +0.2%) with positive performance in the third quarter (+3.3%) representing a significant recovery compared to the previous periods (second quarter 2015: -1.6%, first quarter 2015: -1.5%). Revenues from services fell by 51 million euros (-2.2% compared to the first nine months of 2014) with a continued strong recovery (-0.3% in the third quarter 2015, -2.1% in the second quarter, -4.3% in the first quarter). This recovery in performance was attributable to the easing of competition pressure, the progressive stabilization of market share and the steady growth in Internet mobile;
  - revenues from Fixed-line services came to 2,800 million euros, down 48 million euros (-1.7% compared to the first nine months of 2014) continuing the trend of improvement seen from the second half of 2014, albeit with a slight deterioration compared to the previous quarters (-2.2% in the third quarter of 2015, -1.5% in the second quarter, and -1.3% in the first quarter), thanks to the solid and growing Broadband market share and the positive performance of ARPU, driven by the increased proportion of customers with premium bundle/flat and fiber deals.
- **Business:** revenues for the Business segment amounted to 3,428 million euros, down 160 million euros compared to the first nine months of 2014 (-4.5%), continuing the recovery – also already noted for the Consumer market – that started during 2014 (revenues from services: -3.7% in the third quarter 2015, -3.6% in the second quarter, -6.4% in the first quarter). In particular:
  - the decline in revenues from Mobile services for the first nine months of 2015 (-45 million euros, -5.0% compared to the same period of 2014) was mainly concentrated in traditional outgoing mobile voice and messaging services (-76 million euros), due to the repositioning of customers towards deals with lower overall ARPU, which was only partially offset by the strong performance of new digital services (+27 million euros, +7.4% compared to the same period of the prior year), mainly thanks to the browsing component (+29 million euros, +9.8% on the same period of the prior year);
  - revenues from Fixed-line services (-108 million euros, -4.4% in the first nine months of 2015 compared to the same period of the prior year) continued to be influenced by the slow economic recovery, the reduction in prices on traditional voice and data services, and the technological shift towards VoIP systems, partially offset by the steady growth in revenues from ICT services (+6.3%), particularly for Cloud services (+31.3% compared to the first nine months of 2014).

- **National Wholesale:** revenues for the Wholesale segment in the first nine months of 2015 came to 1,337 million euros, a fall of 36 million euros (-2.6%) compared to the corresponding period of 2014. The decline was mainly attributable to the migration of the deals from the traditional segment to more competitive next-generation IP and Ethernet infrastructure solutions, the migration of traditional accesses and interconnection flows to IP solutions, and the reduction in revenues from mobile traffic on national roaming.

Revenues International Wholesale – Telecom Italia Sparkle group

Revenues for the Telecom Italia Sparkle group - International Wholesale for the first nine months of 2015 totaled 971 million euros, a significant increase on the same period of 2014 (+66 million euros, +7.3%). In particular, this increase related to revenues for voice services (+39 million euros, +6.0%) and revenues for IP/Data services (+29 million euros, +15.7%). The other business segments remained predominantly stable (-2 million euros, -2.8%).

Olivetti Revenues

The revenues of business lines defined "Core" (Office, Retail and Systems and Advanced Caring) totaled 123 million euros in the first nine months of 2015. The Office business line posted higher revenues from the sale of multifunctional products under long-term rental agreements (+16 million euros compared to the first nine months of 2014). Retail and Systems also recorded strong performance for the solutions and services for vertical markets and mobility services (+4 million euros compared to the first nine months of 2014) and Advanced Caring posted an increase in revenues from services of over 3 million euros.

EBITDA

EBITDA for the Domestic Business Unit totaled 4,525 million euros in the first nine months of 2015, decreasing by 771 million euros compared to the same period of 2014 (-14.6%), with an EBITDA margin of 40.7% (-6.0 percentage points compared to the same period of 2014).
Organic EBITDA was down 786 million euros (-14.8%) compared to the first nine months of 2014; the organic EBITDA margin was down 6.0 percentage points, from 46.7% for the first nine months of 2014 to 40.7% for the first nine months of 2015.
EBITDA for the first nine months of 2015 reflected the negative impact of non-recurring expenses totaling 446 million euros. These expenses were connected to events and transactions that by their nature do not occur continuously in the normal course of operations and have been shown because their amount is significant and may be due to corporate reorganizations and extraordinary corporate transactions (mergers, demergers, etc.), expenses resulting from regulatory disputes and penalties and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers.
Without these expenses the organic change in EBITDA would have been -5.1%, with an EBITDA margin of 44.7%, down 1.3 percentage points on the first nine months of 2014, representing an improvement on the first half of the year (-3.8% in the third quarter 2015 compared to -5.8% in the first half).

Organic EBITDA is calculated as follows:

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change	
			amount	%
REPORTED EBITDA	**4,525**	**5,296**	**(771)**	**(14.6)**
Foreign currency financial statements translation effect	-	15	(15)	
ORGANIC EBITDA	**4,525**	**5,311**	**(786)**	**(14.8)**
of which non-recurring income/(expenses)	(446)	71	(517)	
ORGANIC EBITDA excluding non-recurring component	**4,971**	**5,240**	**(269)**	**(5.1)**

With regard to the change in the main costs, the following is noted:

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change
Acquisition of goods and services	4,320	4,196	124
Employee benefits expenses	2,140	2,034	106
Other operating expenses	754	400	354

- **Acquisition of goods and services** increased by 124 million euros (+3.0%) compared to the first nine months of 2014, mainly due to higher purchase costs for devices and handsets linked to the increase in sales volumes (+62 million euros) and higher costs for the acquisition of customers (+6 million euros) and advertising (+16 million euros, mainly for costs connected to the sponsoring of EXPO2015), partially offset by efficiency improvement measures on costs for general and administrative expenses (-68 million euros);

- **Employee benefits expenses** increased by 106 million euros compared to the first nine months of 2014. The main factors that drove this change were:
  - an increase of 64 million euros in ordinary employee expenses, mainly due to the increased contractual minimums established in the TLC National Collective Labor Agreement signed on February 1, 2013, which resulted in the addition of pay-scale points in April and October 2014, and the growth in the average workforce by a total of 1,451 average employees compared to the first nine months of 2014. In particular, the "Solidarity Contracts" applied by the Parent and T.I. Information Technology – which entailed a reduction in working hours and a consequent reduction in the average workforce – came to an end in April this year, resulting in an increase of 1,819 average employees compared to the first nine months of 2014;
  - the recognition of 42 million euros in charges and provisions to Employee Benefits, of a non-recurring nature, consisting of 40 million euros for the Parent Telecom Italia S.p.A. and 2 million euros for Telecom Italia Information Technology. In particular, on June 19, 2015, the Parent signed an agreement with the union representatives of managers for the application of Article 4, paragraphs 1-7ter, of Law N. 92 of 28 June 2012 (the "Fornero" law). This agreement provides for the option to arrange mutual termination of the employment relationship for workers who meet the minimum requirements for old-age or early-retirement pension within four years of the termination date, through the INPS, with the company paying out the pension that would be due to the workers under the current rules and continuing to pay INPS contributions until the minimum pension requirements are met. Provisions of 23 million euros were made on the basis of current social security and pension regulations, in relation to a component of around 60 managers who expressed interest after being identified as eligible by the company. The agreement is valid until December 31, 2018 and affects a maximum of 150 managers.
  The Parent also allocated a provision of 15 million euros following the signing on September 21, 2015 of a new mobility agreement with the Trade Unions pursuant to Law 223/91. In addition, a further provision of 2 million euros was allocated for previous agreements.

- **Other operating expenses** amounted to 754 million euros and increased by 354 million euros compared to the first nine months of 2014, mainly due to the presence of non-recurring expenses of 397 million euros, without which other operating expenses would have fallen by 41 million euros.
  Details of other operating expenses are shown in the table below:

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change
Write-downs and expenses in connection with credit management	191	196	(5)
Provision charges	386	4	382
TLC operating fees and charges	26	37	(11)
Indirect duties and taxes	76	74	2
Sundry expenses	75	89	(14)
Total	**754**	**400**	**354**

Other income amounted to 179 million euros in the first nine months of 2015 (263 million euros in the same period of 2014), decreasing by 84 million euros compared to the same period of the previous year.

In the first nine months of 2014, the amount included the almost entire release of the risk provision, made in the 2009 consolidated financial statements for the alleged administrative offense pursuant to Italian Legislative Decree 231/2001, linked to the so-called Telecom Italia Sparkle affair (71 million euros).

EBIT

EBIT for the first nine months of 2015 totaled 2,090 million euros (2,845 million euros in the same period of 2014), decreasing by 755 million euros (-26.5%) compared to the first nine months of 2014; the EBIT margin was 18.8% (25.1% in the first nine months of 2014).
Organic EBIT was down 764 million euros, with an organic EBIT margin of 18.8% (25.1% in the first nine months of 2014).
EBIT for the first nine months of 2015 was pulled down by a total of 446 million euros in non-recurring expenses, without which the organic change in EBIT would have been -7.6%, with an EBIT margin of 22.8%.
EBIT for the third quarter of 2015 was 868 million euros, down 114 million euros compared with the corresponding period of 2014 (-11.6%).

Organic EBIT is calculated as follows:

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change	
			amount	%
REPORTED EBIT	**2,090**	**2,845**	**(755)**	**(26.5)**
Foreign currency financial statements translation effect	-	9	(9)	
ORGANIC EBIT	**2,090**	**2,854**	**(764)**	**(26.8)**
of which non-recurring income/(expenses)	(446)	109	(555)	
ORGANIC EBIT excluding non-recurring component	**2,536**	**2,745**	**(209)**	**(7.6)**

Real estate project

At the end of 2014, Telecom Italia launched a major real estate project, aimed on the one hand at rationalizing the use of space for industrial use in a manner consistent with the evolution of next-generation networks, and on the other at optimizing the number of office/other buildings through the creation of functional "hubs" adopting a modern and more efficient occupation of space, re-qualifying the workplace in such a way – ensuring habitability and identity – as to encourage exchange, communication and relations among colleagues in order to stimulate change, dynamism and individual initiative.
The project involves a restructuring process, the closure of a number of properties and renegotiations of agreements with the owners, all with a view to efficiency and cost-cutting, mainly by extending contract expiries and reducing lease payments. In particular, with reference to the first nine months of 2015, it is noted that:

• properties of strategic importance were selected, in relation to their current use and based on the considerable technological and real estate investments planned to support the technological evolution of the network and the new ICT services. Three of these properties have already been purchased;
• for a first block of approx. 600 real estate leases, the renegotiation and/or conclusion of new contracts has been completed. Prior to these renegotiations, in accordance with IAS 17 (Leasing), more than half of these contracts were classified as operating leases with consequent recognition of the rent under leasing costs in the income statement. The remaining contracts were defined as financial leases, and were therefore accounted for, in accordance with IAS 17, with recognition of Tangible Asset - Properties and the related financial debt in the balance sheet. The renegotiation and/or conclusion of new contracts resulted, on one hand, in the change of classification from operating leases to financial leases and, on the other hand, with regard to the properties whose contracts were already classified as financial lease, in the "re-assessment" of the value of the property and the related payable. This resulted in an overall impact on the balance sheet at September 30, 2015 of 1,018 million euros in terms of higher fixed assets and related payables for financial leases.

Since the contractual amendments referred to above took place as of June 2015, the financial benefits from the renegotiations will mainly be seen from the final months of 2015.

The activities related to the development of the Project will continue in the coming months and will result – when fully implemented – in a significant reduction in rental costs and savings in terms of electricity, facility services and rationalization of space and costs associated with the dispersion of locations.

Initial Public Offering (IPO) of INWIT S.p.A.

In June 2015, the initial public offering (IPO) of the ordinary shares of INWIT S.p.A. was successfully concluded. In April 2015 the Parent Telecom Italia S.p.A. transferred to the company, which was established in January, the business unit consisting of around 11,500 sites in Italy, housing the radio transmission equipment for mobile telephone networks. The listing process was followed in July by the exercise of the greenshoe option. Overall a non-controlling interest equal to 39.97% of the ordinary shares was divested for 855 million euros, net of transaction costs.

BRAZIL

	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014	% Change	
	(millions of euros)				(millions of Brazilian reais)					
					(a)	(b)	(c)	(d)	(a/b)	(c/d)
Revenues	1,008	1,608	3,696	4,617	4,117	4,853	13,017	14,330	(15.2)	(9.2)
EBITDA	318	441	1,102	1,281	1,285	1,330	3,882	3,975	(3.4)	(2.3)
EBITDA Margin	31.2	27.4	29.8	27.7	31.2	27.4	29.8	27.7	3.8 pp	2.1 pp
EBIT	169	188	737	557	713	568	2,595	1,729	25.5	50.1
EBIT Margin	17.3	11.7	19.9	12.1	17.3	11.7	19.9	12.1	5.6 pp	7.8 pp
Headcount at period end (number)							13,113	(1) 12,841		2.1

(1) Headcount at December 31, 2014.

	9/30/2015	9/30/2014
Lines at period end (thousands) (*)	72,573	(1) 75,721
MOU (minutes/month) (**)	119.3	137.7
ARPU (reais)	16.4	17.6

(1)   Number at December 31, 2014.
(*)   Estimate. Includes corporate lines; the figure for the comparative period has been restated accordingly.
(**) Net of visitors.

Revenues

Revenues for the first nine months of 2015 amounted to 13,017 million reais and were down 1,313 million reais (-9.2%) year-on-year. Service revenues totaled 11,508 million reais, a decrease of 621 million reais compared to 12,129 million reais for the first nine months of 2014 (-5.1%). The lower overall revenue was attributable to the revenues from incoming mobile traffic (-758 million reais, -39.2%), due to the reduction in the mobile termination rate (MTR) and lower volumes, as well as traditional voice and SMS outgoing traffic (-895 million reais, -13.1%), partially offset by the increase in revenue generated by the innovative component, mobile data and VAS content (+987 million reais, +40.8%).

The mobile Average Revenue Per User (ARPU) for the first nine months of 2015 amounted to 16.4 reais compared to 17.6 reais in the same period of 2014 (-6.8%). Revenues from product sales came to 1,509 million reais (2,201 million reais in the first nine months of 2014; -31.4%), reflecting the impact of the Brazilian macroeconomic crisis on household spending propensity.

The total number of lines at September 30, 2015 amounted to 72,573 thousand, a decrease compared to December 31, 2014, and correspond to a market share of approximately 26% (27% at December 31, 2014).

Revenues for the third quarter of 2015 amounted to 4,117 million reais, down 736 million reais on the same period of the prior year (-15.2%). Services decreased by 261 million reais (-6.5%) compared with the third quarter of 2014, and reduction in revenues from the sale of handsets amounted to 475 million reais (-58.8%) compared with the third quarter of 2014.

EBITDA

EBITDA in the first nine months of 2015 amounted to 3,882 million reais, a decrease of 93 million reais (-2.3%) compared to the same period of 2014. The reduction in EBITDA was due to lower revenues, partly offset by lower costs, mainly for the acquisition of goods and services due to the lower portion to be paid to other operators, albeit in the presence of higher employee benefits expenses.
The EBITDA margin stood at 29.8%, 2.1 percentage points higher than in the first nine months of 2014. EBITDA in the third quarter of 2015 came to 1,285 million reais, down 45 million reais compared to the same period of 2014 (-3.4%); the EBITDA margin stood at 31.2% up 3.8 percentage points on the third quarter 2014 (27.4%).

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Brazilian reais)		
	9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014	Change
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	1,993	2,688	7,018	8,344	(1,326)
Employee benefits expenses	271	279	953	866	87
Other operating expenses	387	452	1,364	1,403	(39)
Change in inventories	29	(3)	103	(10)	113

- **Acquisition of goods and services** totaled 7,018 million reais (8,344 million reais in the first nine months of 2014). The 15.9% decrease compared to the same period of the previous year (-1,326 million reais) was broken down as follows:
    - -743 million reais for purchases relating primarily to products for resale costs;
    - -664 million reais for revenues due to other TLC operators;
    - -73 million reais for external service costs;
    - +154 million reais for rent and lease costs.
- **Employee benefits expenses**, amounting to 953 million reais, were up 87 million reais compared to the first nine months of 2014 (+10.0%). The average workforce grew from 11,357 employees for the first nine months of 2014 to 11,886 employees for the first nine months of 2015. The ratio of employee benefits expenses to total revenues rose to 7.3%, up 1.3 percentage points on the first nine months of 2014.
- **Other operating expenses** amounted to 1,364 million reais, a decrease of 2.8% on the first nine months of 2014. The expenses were broken down as follows:

(millions of Brazilian reais)	9 months to 9/30/2015	9 months to 9/30/2014	Change
Write-downs and expenses in connection with credit management	179	211	(32)
Provision charges	236	170	66
TLC operating fees and charges	860	923	(63)
Indirect duties and taxes	33	37	(4)
Sundry expenses	56	62	(6)
Total	**1,364**	**1,403**	**(39)**

EBIT

EBIT was 2,595 million reais, up 866 million reais compared to the first nine months of 2014. This result, despite the lower EBITDA contribution, benefited from the positive impacts arising from the conclusion of the first two tranches of sales of telecommunications towers to American Tower do Brasil.

More specifically, at the time of the sale, the gains arising on the assets sold amounted to 1,184 million reais and were already net of transaction costs.

Finally, it is noted that depreciation and amortization amounting to 2,493 million reais, increased by 246 million reais compared to the same period of the previous year, due to the effect of the acceleration of investments in the past 18-24 months.

EBIT for the third quarter of 2015 was 713 million reais, up 145 million reais compared with the corresponding period of 2014 (+25.5%).

Agreement for the sale of telecommunications towers

On November 21, 2014, the subsidiary TIM Celular signed a contract for the sale to American Tower do Brasil of part of the mobile infrastructure (6,481 telecommunications towers), for a total value of approx. 3 billion reais. The sales agreement was signed in conjunction with a master lease agreement lasting 20 years and, accordingly, the transaction is to be considered as a partial sale and lease back.

On April 29, 2015, the sale of a first block of 4,176 towers was completed at a price of 1,897 million reais and the second block (1,125 towers) was sold on September 30, 2015 at a price of 517 million reais; a specific sale and lease back agreement was also signed at the same time for both transactions. Overall, the two transactions resulted in a financial liability amounting to 1,207 million reais. A gain of 1,184 million reais was recognized in the income statement, already net of transaction costs, while the gain corresponding to the portion of towers subject to sale and leaseback (989 million reais, already net of transaction costs) was deferred according to the duration of the respective financial leasing contracts.

The main impacts of the transaction are summarized below:

	millions of reais			millions of euros
	1st block	2nd block	Total	Total
Total price	**1,897**	**517**	**2,414**	**686**
Sale price of the towers sold definitively	920	287	1,207	343
Net carrying amount and transaction costs	(156)	(63)	(219)	(62)
Elimination of provision for restoration costs	154	42	196	55
Net gain	**918**	**266**	**1,184**	**336**
Tax	(282)	(82)	(364)	103
Net income statement impact	**636**	**184**	**820**	**233**
Sale price of the towers subject to sale and leaseback	977	230	1,207	343
Net carrying amount and transaction costs	(168)	(50)	(218)	(62)
Gain subject to deferral	**809**	**180**	**989**	**281**
Financial debt recorded as a result of the leaseback agreement	**(977)**	**(230)**	**(1,207)**	**(343)**
Non-current tangible assets under financial lease	977	230	1,207	343
Reduction/(increase) in net financial debt	**920**	**287**	**1,207**	**343**

The translation into euros for the preparation of the interim financial statements has been performed in the manner indicated in the Note "Accounting standards – Consolidation principles" of the Telecom Italia Group Consolidated Financial Statements at December 31, 2014.

The above amounts were translated using the average exchange rate for the first nine months of 2015 (3.52233 reais for one euro).

MEDIA

On June 30, 2014, Telecom Italia Media (TI Media) and Gruppo Editoriale L'Espresso (Espresso group) completed the merger of the digital terrestrial network operator businesses respectively controlled by Persidera S.p.A. and Rete A S.p.A.
The merger of Rete A by absorption into Persidera was completed on December 1, 2014.

The merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. was completed at end of day on September 30, 2015.

The table below shows the figures for the Media Business Unit which, for the first half of 2014, did not include the results of Rete A; however, those figures are included in the calculation of the organic changes.

(millions of euros)	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014	% Change		
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)
Revenues	20	20	62	51	-	21.6	1.6
EBITDA	1	8	21	19		10.5	(4.5)
EBITDA Margin	5.0	40.0	33.9	37.3		(3.4)pp	(1.2)pp
EBIT	(5)	-	4	(2)			
EBIT Margin	(25.0)	-	6.5	(3.9)			
Headcount at period end (number)(*)			85	(1)89			4.5

(1)   Headcount at December 31, 2014.
(*)   Includes employees with temp work contracts: none at 09/30/2015 (1 at 12/31/2014).

At September 30, 2015, the three Digital Multiplexes formerly of Persidera S.p.A. reached a coverage of 95.6% of the Italian population.
The coverage of the two Digital Multiplexes of the former Rete A was 93.4% and 93.7%.

Revenues

Revenues amounted to 62 million euros in the first nine months of 2015, increasing by 11 million euros (+21.6%) compared to the 51 million euros recorded in the first nine months of 2014. This change, which was partly driven by the merger of Rete A (acquired on June 30, 2014 and merged into Persidera S.p.A. in December 2014) that had not yet occurred in the first six months of 2014, was entirely attributable to the Network Operator. Including the former Rete A operations of the first six months of 2014, the organic change in revenues was a positive at 1.6%. This change was mainly due to the launch of the new SKYTG24 and Gazzetta TV channels, in addition to the increase in unit price of the main contracts.

EBITDA

EBITDA was a positive 21 million euros in the first nine months of 2015, up 2 million euros (+10.5%) compared to the same period of 2014 (19 million euros). This performance was driven by the aforementioned increase in revenues, as well as the increase in other income, only partially offset by an increase in operating expenses (net effect of 14 million euros) of the Network Operator, mainly attributable to the costs from the former Rete A activities not present in the first six months of 2014. Including these costs, the organic EBITDA would have decreased by 4.5% compared to the first nine months of 2014.

EBIT

EBIT was a positive 4 million euros (negative 2 million euros in the first nine months of 2014). This performance reflected the change in EBITDA described above and the reduction in depreciation and amortization of 4 million euros.

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

The results are provided below for the Sofora - Telecom Argentina group, which has been classified under "Discontinued operations/Non-current assets held for sale" following the agreement for the sale to Fintech entered into on November 13, 2013 and subsequently amended on October 24, 2014, as described in the 2014 Annual Report.

On October 15, 2015 the Argentinean Telecommunications Regulator AFTIC (*Autoridad Federal de Tecnologías de la Información y las Comunicaciones*) denied the authorization for the transfer to Fintech of the controlling interest held by the Telecom Italia Group in Telecom Argentina.
For further details see the specific Note "Events Subsequent to September 30, 2015" in the Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2015.

Income statement impacts of the Sofora - Telecom Argentina group:

	(millions of euros)				(millions of Argentine pesos)				Change	
	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014	%	
					(a)	(b)	(c)	(d)	(a/b)	(c/d)
Income statement impacts of the Sofora - Telecom Argentina group										
Revenues	982	784	2,862	2,237	10,094	8,598	28,590	24,183	17.4	18.2
EBITDA	245	187	765	570	2,523	2,061	7,637	6,166	22.4	23.9
EBITDA Margin	*25.0*	*24.0*	*26.7*	*25.5*	*25.0*	*24.0*	*26.7*	*25.5*	*1.0 pp*	*1.2 pp*
EBIT	239	187	759	571	2,469	2,062	7,586	6,177	19.7	22.8
EBIT Margin	*24.5*	*24.0*	*26.5*	*25.5*	*24.5*	*24.0*	*26.5*	*25.5*	*0.5 pp*	*1.0 pp*
Finance income/(expenses), net	(3)	9	(10)	25	(41)	98	(107)	272		
Profit (loss) before tax from Discontinued operations/Non-current assets held for sale	236	196	749	596	2,428	2,160	7,479	6,449	12.4	16.0
Income tax expense	(84)	(68)	(263)	(206)	(856)	(757)	(2,620)	(2,233)	13.1	17.3
Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	152	128	486	390	1,572	1,403	4,859	4,216	12.0	15.3

The average exchange rate used for the translation into euro of the Argentine peso (expressed in terms of units of local currency per 1 euro) was 9.98894 in the first nine months of 2015 and 10.81202 in the first nine months of 2014.

	9/30/2015	12/31/2014	Change	
			amount	%
Fixed-line				
Lines at period end (thousands)	4,054	4,093	(39)	(1.0)
ARBU (Average Revenue Billed per User) (Argentine pesos)	64.8	56.5 (3)	8.3	14.7
Mobile				
Lines at period end (thousands)	21,974	22,066	(92)	(0.4)
Telecom Personal mobile lines (thousands)	19,444	19,585	(141)	(0.7)
% postpaid lines (1)	*32%*	*32%*		
MOU Telecom Personal (minutes/month)	93.6	97.6 (3)	(4)	(4.1)
ARPU Telecom Personal (Argentine pesos)	88.8	71.7 (3)	17.1	23.8
Núcleo mobile lines (thousands) (2)	2,530	2,481	49	2.0
% postpaid lines (1)	*20%*	*19%*		
Broadband				
Broadband accesses at period end (thousands)	1,804	1,771	33	1.9
ARPU (Argentine pesos)	199.3	148.1 (3)	51.2	34.6

(1) Includes lines with a ceiling invoiced at the end of the month which can be topped-up with prepaid refills.
(2) Includes WiMAX lines.
(3) Figures for the first nine months of 2014.

Revenues

Revenues for the first nine months of 2015 amounted to 28,590 million pesos, increasing 4,407 million pesos (+18.2%) compared with the first nine months of 2014 (24,183 million pesos), mainly thanks to the growth in the relative Average Revenue Per User (ARPU). The main source of revenues was mobile telephony, which accounted for about 73% of the consolidated revenues of the Sofora - Telecom Argentina group, an increase of 16.3% on the first nine months of 2014.

Fixed-line telephony service: the number of fixed lines decreased by 39 thousand compared to the end of 2014 to a total of 4,054 thousand at September 30, 2015. Even though regulated fixed-line services in Argentina continued to be influenced by the rate freeze imposed by the Emergency Economic Law of January 2002, ARBU rose by 14.7% compared to the first nine months of 2014, thanks to the sale of additional services and the spread of traffic plans. Revenues from data and ICT services also rose, because the prices of their contracts are set in US dollars and so they benefited from the significant exchange rate difference compared to the first nine months of 2014.

Mobile telephony service: Telecom Personal mobile lines in Argentina decreased by 141 thousand compared to the end of 2014, coming to a total of 19,444 thousand lines at September 30, 2015, 32% of which were postpaid. At the same time, thanks to high-value customer acquisitions and leadership in the smartphone segment, ARPU grew by 23.8% to 88.8 pesos (71.7 pesos in the first nine months of 2014). A large part of this growth was attributable to value-added services (including revenue sharing and Internet) which together accounted for 60% of revenues from mobile telephony services in the first nine months of 2015.

In Paraguay, the Núcleo customer base grew by 2% compared to December 31, 2014, reaching 2,530 thousand lines, 20% of which are postpaid.

BroadBand: Telecom Argentina's portfolio of broadband lines totaled 1,804 thousand accesses at September 30, 2015, an increase of 33 thousand on December 31, 2014. ARPU rose by 34.6% to 199.3 pesos (148.1 pesos in the first nine months of 2014), largely thanks to up-selling strategies and price adjustments.

EBITDA

EBITDA showed an increase of 1,471 million pesos (+23.9%) compared to the first nine months of 2014, reaching 7,637 million pesos. The EBITDA margin came to 26.7%, up 1.2 percentage points over the first nine months of 2014, mainly due to the reduction in costs for high-grade handsets and accessories, which was partially offset by the higher incidence of employee benefits expenses and external service costs.

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Argentine pesos)		
	9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014	Change
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	1,357	1,048	13,550	11,326	2,224
Employee benefits expenses	537	375	5,369	4,053	1,316
Other operating expenses	356	276	3,561	2,990	571
Change in inventories	(151)	(28)	(1,512)	(307)	(1,205)

- **acquisition of goods and services** amounted to 13,550 million pesos (11,326 million pesos in the first nine months of 2014) showing, in particular, an increase in costs for external services of 1,309 million pesos and an increase in the purchase of goods of 895 million pesos;
- **employee benefits expenses** totaled 5,369 million pesos, up by 1,316 million pesos compared to the first nine months of 2014 (+32.5%). The change was due to salary increases resulting from periodic revisions in union agreements, primarily linked to inflation. The ratio of employee benefits expenses to total revenues rose to 18.8%, up 2.0 percentage points on the first nine months of 2014;
- **other operating expenses** amounted to 3,561 million pesos, increasing 571 million pesos on the first nine months of 2014. These expenses consisted of the following:

(millions of Argentine pesos)	9 months to 9/30/2015	9 months to 9/30/2014	Change
Write-downs and expenses in connection with credit management	410	328	82
Provision charges	101	61	40
TLC operating fees and charges	527	430	97
Indirect duties and taxes	2,320	1,957	363
Sundry expenses	203	214	(11)
Total	**3,561**	**2,990**	**571**

EBIT

EBIT for the first nine months of 2015 came to 7,586 million pesos compared with 6,177 million pesos recorded for the same period of 2014. The increase of 1,409 million pesos was attributable to the improvement in EBITDA. The EBIT margin stood at 26.5% of revenues (+1.0 percentage points compared to the first nine months of 2014).

As required by IFRS 5, the calculation of the depreciation and amortization for the Sofora – Telecom Argentina group was suspended with effect from its date of classification as a discontinued operation.

Capital expenditures

Capital expenditures for the first nine months of 2015 amounted to 6,791 million pesos and increased by 3,032 million pesos compared to the first nine months of 2014 (3,759 million pesos). This increase was essentially related to the definitive award to Telecom Personal of Lot no. 8 for the SCMA service for a total of 2,256 million pesos.

Capital expenditures in the period were also aimed at customer acquisition, and extension and upgrading of the access network to increase capacity and improve quality of the 3G mobile network. This objective was pursued by initiating the upgrade of the existing network with new technology with higher performance and a smaller footprint and lower energy consumption. Lastly, to support the growth in data traffic volumes, in the first nine months of 2015 the Sofora – Telecom Argentina group continued with the activation of sites for the 4G service, the upgrade of broadband services on the fixed-line network and backhauling.

Other information – Amendment of the Bylaws of Telecom Argentina S.A.

The Ordinary and Extraordinary Shareholders' Meeting of Telecom Argentina, held on June 22, 2015, approved changes to the business purpose, adapting it to the new definition of Information and Communications Technology Services contained in the "Ley de Argentina Digital" including the possibility of providing Audiovisual communication services.

CONSOLIDATED FINANCIAL POSITION AND CASH FLOWS PERFORMANCE

NON-CURRENT ASSETS

- **Goodwill:** goodwill fell by 401 million euros, from 29,943 million euros at the end of 2014 to 29,542 million euros at September 30, 2015, due to changes in foreign exchange rates applicable to the Group's Brazilian operations[1] of 405 million euros, which were offset by the recognition of the provisional goodwill, of 4 million euros, resulting from the acquisition of 100% of the company Alfabook S.r.l. in July 2015.
  Further details are provided in the Note "Goodwill" in the Condensed Consolidated Financial Statements at September 30, 2015 of the Telecom Italia Group.

- **Other intangible assets:** decreased by 782 million euros, from 6,827 million euros at the end of 2014 to 6,045 million euros at September 30, 2015, representing the balance of the following items:
  - capex (+1,210 million euros);
  - amortization charge for the period (-1,371 million euros);
  - disposals, exchange differences, reclassifications and other changes (for a net negative balance of 621 million euros).

- **Tangible assets:** increased by 570 million euros, from 13,387 million euros at the end of 2014 to 13,957 million euros at September 30, 2015, representing the balance of the following items:
  àcapex (+2,023 million euros);changes in financial leasing contracts (+1,367 million euros);
  - amortization charge for the period (-1,793 million euros);
  - disposals, exchange differences, reclassifications and other changes (for a net negative balance of 1,027 million euros).

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

These related to the Sofora - Telecom Argentina group and included:
- financial assets of 258 million euros;
- non-financial assets of 4,403 million euros.

For more details, see the Note "Discontinued operations/Non-current assets held for sale" in the Condensed Consolidated Financial Statements of the Telecom Italia Group at September 30, 2015.

CONSOLIDATED EQUITY

Consolidated equity amounted to 22,035 million euros (21,699 million euros at December 31, 2014), of which 17,962 million euros attributable to Owners of the Parent (18,145 million euros at December 31, 2014) and 4,073 million euros attributable to non-controlling interests (3,554 million euros at December 31, 2014).
In greater detail, the changes in equity were the following:

---

[1] The spot exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 4.45084 at September 30, 2015 and 3.22489 at December 31, 2014.

(millions of euros)	9/30/2015	12/31/2014
At the beginning of the period	**21,699**	**20,186**
Total comprehensive income (loss) for the period	(438)	1,539
Dividends approved by:	(250)	(343)
Telecom Italia S.p.A.	*(166)*	*(166)*
Other Group companies	*(84)*	*(177)*
INWIT - effect of sale of the non-controlling interest	839	–
Merger of TI Media S.p.A. into Telecom Italia S.p.A.	(9)	–
Convertible bond issue maturing 2022 - equity component	186	–
Issue of equity instruments	18	64
Effect of Rete A acquisition	–	40
Effect of equity transactions of the Sofora – Telecom Argentina group	–	160
Other changes	(10)	53
At the end of the period	**22,035**	**21,699**

CASH FLOWS

Adjusted net financial debt stood at 26,804 million euros, up 153 million euros compared to December 31, 2014 (26,651 million euros).

Excluding the net financial debt of the Sofora – Telecom Argentina group, amounting to 100 million euros (net financial assets of 122 million euros at December 31, 2014), the adjusted net financial debt from continuing operations decreased by 69 million euros compared to December 31, 2014.

The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt of the first nine months of 2015:

Change in adjusted net financial debt

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change
EBITDA	5,616	6,588	(972)
Capital expenditures on an accrual basis	(3,233)	(2,640)	(593)
Change in net operating working capital:	(1,144)	(1,604)	460
Change in inventories	*19*	*11*	*8*
Change in trade receivables and net amounts due from customers on construction contracts	*315*	*(314)*	*629*
Change in trade payables (*)	*(1,435)*	*(1,039)*	*(396)*
Other changes in operating receivables/payables	*(43)*	*(262)*	*219*
Change in employee benefits	32	(33)	65
Change in operating provisions and Other changes	280	(39)	319
Net operating free cash flow	**1,551**	**2,272**	**(721)**
% of Revenues	*10.4*	*14.2*	*(3.8)pp*
Sale of investments and other disposals flow	1,554	78	1,476
Share capital increases/reimbursements, including incidental costs	186	11	175
Financial investments flow	(35)	(31)	(4)
Dividends payment	(204)	(252)	48
Change in financial leasing contracts	(1,367)	–	(1,367)
Finance expenses, income taxes and other net non-operating requirements flow	(1,616)	(1,609)	(7)
Reduction/(Increase) in adjusted net financial debt from continuing operations	**69**	**469**	**(400)**
Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	(222)	(234)	12
Reduction/(Increase) in adjusted net financial debt	**(153)**	**235**	**(388)**

(*) Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, the change in adjusted net financial debt for the first nine months of 2015 has been particularly impacted by the following:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	9 months to 9/30/2015		9 months to 9/30/2014		Change
		% of total		% of total	
Domestic	2,297	71.0	1,792	67.9	505
Brazil	930	28.8	843	31.9	87
Media and Other Operations	6	0.2	5	0.2	1
Adjustments and eliminations	–	–	–	–	–
Consolidated Total	**3,233**	**100.0**	**2,640**	**100.0**	**593**
% of Revenues	*21.7*		*16.5*		*5.2 pp*

Capital expenditure in the first nine months of 2015 totaled 3,233 million euros, up 593 million euros (+22.5%) on the first nine months of 2014. In particular:
- the **Domestic Business Unit** reported capital expenditure up by 505 million euros compared to the first nine months of 2014. This increase is particularly affected by the disbursement related to the extension of the GSM license for three years, amounting to 117 million euros, in addition to the increase in innovative investments dedicated to the development of next-generation networks and services (+412 million euros), which have reached and represent over 40% of total investments (compared to around 30% for the same period of 2014);
- the **Brazil Business Unit** recorded an increase of 87 million euros (including a negative currency effect of 100 million euros) compared to the first nine months of 2014; this capital expenditure was mainly aimed at the development of the industrial infrastructure and at sales support platforms.

Change in net operating working capital

The change in net operating working capital for the first nine months of 2015 was a decrease of 1,144 million euros (decrease of 1,604 million euros in the first nine months of 2014). In particular:
- the change in inventories and the management of trade receivables generated positive impacts of 19 million euros and 315 million euros, respectively. The change in trade receivables reflected the significant depreciation in the Brazilian real, which resulted in a reduction of over 250 million euros in trade receivables;
- the change in trade payables (-1,435 million euros) also reflected the performance of the Brazilian real, which resulted in a reduction of over 400 million euros in trade payables expressed in euros.

Change in operating provisions and Other changes

The change in operating provisions mainly reflects the non-recurring provisions for risk made during the first nine months of 2015.

Sale of investments and other disposals flow

This was positive at 1,554 million euros in the first nine months of 2015 and consisted of:
- 855 million euros, already net of the related transaction costs, resulting from the placement on the market of 39.97% of the share capital of Infrastrutture Wireless Italiane S.p.A. (INWIT) which took place during the month of June 2015, followed, in July, by the exercise of the greenshoe option;

- proceeds generated by the Brazil Business Unit amounting to 2,414 million reais (approximately 686 million euros) as a result of the conclusion of the sale of the first two tranches of telecommunications towers to American Tower do Brasil; for more detailed information, please see the chapter "Financial and Operating Highlights of the Business Units of the Telecom Italia Group - Brazil Business Unit";
- 9 million euros from the sale of the company SIA S.p.A., classified under Other investments, which took place in July this year;
- for the remaining amount, to the disposal of assets in the normal operating cycle.

In the first nine months of 2014 it amounted to 78 million euros and was mainly due to the receipt of 71 million euros from the sale by Telecom Italia S.p.A. of a property located in Milan.

Share capital increases/reimbursements, including incidental costs

In the first nine months of 2015, this item amounted to 186 million euros related to the conversion option of the 1.125% unsecured equity-linked bond amounting to 2 billion euros, issued on March 26, 2015 and maturing on March 26, 2022.
In particular, the amount of 186 million euros corresponded to the difference between the credit received by bondholders following the issue of the bond and the debt component of the financial instrument issued. The debt component is equal to the fair value of an identical liability issued by the Company at market conditions but without the conversion right, while the remainder, up to the amount of the credit received, was recognized as a component of shareholders' equity (the "residual method").

Financial investments flow

In the first nine months of 2015, this item amounted to 35 million euros and mainly related to the outlay of 23 million euros for the acquisition of 50% of the share capital of Alfiere S.p.A., a real estate company that owns several buildings in the EUR district of Rome that will be used by Telecom Italia in the future as an administrative center. In July 2015, 100% of the equity capital of Alfabook S.r.l. was also acquired; this transaction represented a financial investment of 6 million euros (of which 5 million euros as the price and 1 million euros for the net financial debt acquired).
In the first nine months of 2014 it amounted to 31 million euros and mainly consisted of 9 million euros for the acquisition by Telecom Italia S.p.A. of the controlling interest in Trentino NGN S.r.l. which took place on February 28, 2014, and 21 million euros for the acquisition of the controlling interest in Rete A S.p.A., with subsequent merger into the parent Persidera S.p.A..

Change in financial leasing contracts

This item represents the higher value of tangible assets under financial lease, which is also a reflection of the associated higher financial payables, posted mainly as a result of contractual renegotiations that took place during the first nine months of 2015 as part of the project of transformation of real estate assets by Telecom Italia S.p.A. (1,018 million euros) and of the financial leasing contract concluded by the Tim Brasil group on part of the telecommunications towers mentioned above (1,207 million reais corresponding to around 343 million euros). Further details are provided in the Note "Tangible assets (owned and under finance leases)" of the Condensed Consolidated Financial Statements at September 30, 2015 of the Telecom Italia Group.

Finance expenses, income taxes and other net non-operating requirements flow

This item mainly includes the payment, during the first nine months of 2015, of the net finance expenses (1,156 million euros) and taxes (186 million euros), as well as the change in non-operating receivables and payables.

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale

This was a negative 222 million euros and reflected, among other things, the completion of the acquisition of 4G licenses by the Sofora - Telecom Argentina group that resulted in an outlay of around 226 million euros.

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	9/30/2015 (a)	12/31/2014 (b)	Change (a-b)
Non-current financial liabilities			
Bonds	21,038	23,440	(2,402)
Amounts due to banks, other financial payables and liabilities	8,105	7,901	204
Finance lease liabilities	2,142	984	1,158
	31,285	**32,325**	**(1,040)**
Current financial liabilities (*)			
Bonds	3,887	2,645	1,242
Amounts due to banks, other financial payables and liabilities	2,162	1,872	290
Finance lease liabilities	157	169	(12)
	6,206	**4,686**	**1,520**
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	358	43	315
Total Gross financial debt	**37,849**	**37,054**	**795**
Non-current financial assets			
Securities other than investments	(3)	(6)	3
Financial receivables and other non-current financial assets	(2,915)	(2,439)	(476)
	(2,918)	**(2,445)**	**(473)**
Current financial assets			
Securities other than investments	(1,659)	(1,300)	(359)
Financial receivables and other current financial assets	(513)	(311)	(202)
Cash and cash equivalents	(4,534)	(4,812)	278
	(6,706)	**(6,423)**	**(283)**
Financial assets relating to Discontinued operations/Non-current assets held for sale	(258)	(165)	(93)
Total financial assets	**(9,882)**	**(9,033)**	**(849)**
Net financial debt carrying amount	**27,967**	**28,021**	**(54)**
Reversal of fair value measurement of derivatives and related financial assets/liabilities	*(1,163)*	*(1,370)*	*207*
Adjusted net financial debt	**26,804**	**26,651**	**153**
Breakdown as follows:			
Total adjusted gross financial debt	**35,376**	**34,421**	**955**
Total adjusted financial assets	**(8,572)**	**(7,770)**	**(802)**
(*) of which current portion of medium/long-term debt:			
Bonds	*3,887*	*2,645*	*1,242*
Amounts due to banks, other financial payables and liabilities	*1,316*	*1,413*	*(97)*
Finance lease liabilities	*157*	*169*	*(12)*

The financial risk management policies of the Telecom Italia Group are aimed at minimizing market risks, fully hedging exchange rate risk, and optimizing interest rate exposure through appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

In addition, to determine its exposure to interest rates, the Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group's operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the "Management and control of financial risk" and mainly uses IRS and CCIRS derivative financial instruments.

To provide a better representation of the true performance of Net Financial Debt, from 2009, in addition to the usual indicator (renamed "Net financial debt carrying amount"), a measure called "Adjusted net financial debt" has also been shown, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting the exchange and interest rate for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, the "Adjusted net financial debt" excludes these purely accounting and non-monetary effects (including the effects resulting from the introduction of IFRS 13 – Fair Value Measurement from January 1, 2013) from the measurement of derivatives and related financial assets/liabilities.

Sales of receivables to factoring companies

The sales of trade receivables to factoring companies finalized in the first nine months of 2015 resulted in a positive effect on net financial debt at September 30, 2015 of 901 million euros (1,316 million euros at December 31, 2014).

Gross financial debt

Bonds

Bonds at September 30, 2015 were recognized for 24,925 million euros (26,085 million euros at December 31, 2014). Their nominal repayment amount was 24,228 million euros, down 686 million euros compared to December 31, 2014 (24,914 million euros).

Changes in bonds over the first nine months of 2015 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues			
Telecom Italia S.p.A. 1,000 million euros 3.250% maturing 01/16/2023	Euro	1,000	01/16/2015
Telecom Italia S.p.A. bond convertible[*] into ordinary shares 2,000 million euros 1.125% maturing 03/26/2022	Euro	2,000	03/26/2015

(*) On May 20, 2015, the Shareholders' Meeting of Telecom Italia S.p.A. approved the share capital increase to service the conversion of the unsecured equity-linked bond issue.

(millions of original currency)	Currency	Amount	Repayment date
Repayments			
Telecom Italia Finance S.A. 20,000 million JPY 3.550% [1]	JPY	20,000	05/14/2015
Telecom Italia S.p.A. 514 million euros 4.625% [2]	Euro	514	06/15/2015

(1) Early repayment of the AFLAC Private Placement maturing 05/14/2032.
(2) Net of buybacks by the Company of 236 million euros during 2014 and the first half of 2015.

On January 23, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on four bond issues maturing between June 2015 and September 2017, buying back a total nominal amount of 810.3 million euros.

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Buybacks			
Telecom Italia S.p.A. - 750 million euros, maturing June 2015, coupon 4.625% [1]	577,701,000	63,830,000	101.650%
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2016, coupon 5.125% [2]	771,550,000	108,200,000	104.661%
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2017, coupon 7.000%	1,000,000,000	374,308,000	111.759%
Telecom Italia S.p.A. - 1,000 million euros, maturing September 2017, coupon 4.500%	1,000,000,000	263,974,000	108.420%

(1) Net of buybacks by the Company of 172 million euros during 2014.

(2) Net of buybacks by the Company of 228 million euros during 2014.

On April 24, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on nine bond issues maturing between January 2017 and February 2022, buying back a total nominal amount of 2,000 million euros (none of the buybacks were accepted for the Notes maturing in September 2017 and January 2017 submitted under the Offers).
Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 750 million euros, maturing May 2018, coupon 4.750%	750,000,000	35,879,000	111.165%
Telecom Italia S.p.A. - 750 million euros, maturing December 2018, coupon 6.125%	750,000,000	121,014,000	117.329%
Telecom Italia S.p.A. - 1,250 million euros, maturing January 2019, coupon 5.375%	1,250,000,000	307,600,000	114.949%
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2020, coupon 4.000%	1,000,000,000	280,529,000	111.451%
Telecom Italia S.p.A. - 1,000 million euros, maturing September 2020, coupon 4.875%	1,000,000,000	452,517,000	116.484%
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2021, coupon 4.500%	1,000,000,000	436,361,000	114.714%
Telecom Italia S.p.A. - 1,250 million euros, maturing February 2022, coupon 5.250%	1,250,000,000	366,100,000	121.210%

On July 20, 2015 Telecom Italia S.p.A. successfully concluded the buyback offer on five bond issues maturing between January 2017 and January 2019, buying back a total nominal amount of 467.3 million euros.
Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2017, coupon 7.000% [1]	625,692,000	81,141,000	109.420%
Telecom Italia S.p.A. - 1,000 million euros, maturing September 2017, coupon 4.500% [2]	736,026,000	107,811,000	107.428%
Telecom Italia S.p.A. - 750 million euros, maturing May 2018, coupon 4.750% [3]	714,121,000	121,223,000	109.477%
Telecom Italia S.p.A. - 750 million euros, maturing December 2018, coupon 6.125% [4]	628,986,000	47,108,000	115.395%
Telecom Italia S.p.A. - 1,250 million euros, maturing January 2019, coupon 5.375% [5]	942,400,000	110,000,000	112.960%

(1) Net of buybacks by the Company of 374 million euros in January 2015.

(2) Net of buybacks by the Company of 264 million euros in January 2015.

(3) Net of buybacks by the Company of 36 million euros in April 2015.

(4) Net of buybacks by the Company of 121 million euros in April 2015.

(5) Net of buybacks by the Company of 308 million euros in April 2015.

On the same date, Telecom Italia S.p.A. also successfully concluded the buyback offer on two bond issues of Telecom Italia Capital S.A. maturing June 2018 and June 2019, buying back a total nominal amount of 564 million USD.
Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (USD)	Repurchased nominal amount (USD)	Buyback price
Telecom Italia Capital S.A. – 1,000 million USD, maturity June 2018, coupon 6.999%	1,000,000,000	323,356,000	111.721%
Telecom Italia Capital S.A. – 1,000 million USD, maturity June 2019, coupon 7.175%	1,000,000,000	240,320,000	114.188%

In reference to the Telecom Italia S.p.A. 2002–2022 bonds, reserved for subscription by employees of the Group, the nominal amount at September 30, 2015 was 198 million euros, up 2 million euros compared to December 31, 2014 (196 million euros).

Revolving Credit Facility and Term Loan
The following table shows the composition and the drawdown of the committed credit lines available at September 30, 2015:

(billions of euros)	9/30/2015		12/31/2014	
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2017	4.0	-	4.0	-
Revolving Credit Facility – expiring March 2018	3.0	-	3.0	-
Total	**7.0**	**-**	**7.0**	**-**

Telecom Italia has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2017 and March 25, 2018 respectively, both not yet drawn down.

Telecom Italia also has access to:

- a bilateral term loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;
- two bilateral term loans from Cassa Depositi e Prestiti respectively for 100 million euros expiring in April 2019 and 150 million euros expiring in October 2019, drawn down for the full amount;
- two bilateral term loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;
- a bilateral term loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;
- a bilateral term loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7.22 years.

The average cost of the Group's debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.3%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Notes "Financial liabilities (non-current and current)" in the Condensed Consolidated Financial Statements at September 30, 2015 of the Telecom Italia Group.

Current financial assets and liquidity margin

The Telecom Italia Group's available liquidity margin amounted to 13,193 million euros at September 30, 2015 (net of 223 million euros related to Discontinued Operations), corresponding to the sum of Cash and cash equivalents and current Securities other than investments, totaling 6,193 million euros (6,112 million euros at December 31, 2014), and the committed credit lines, mentioned above, of which a total of 7,000 million euros has not been drawn down. This margin is sufficient to cover Group financial liabilities due at least for the next 24 months.

In particular:

Cash and cash equivalents amounted to 4,534 million euros (4,812 million euros at December 31, 2014). The different technical forms used for the investment of liquidity as of September 30, 2015 can be analyzed as follows:

- Maturities: investments have a maximum maturity of three months;
- Counterparty risk: investments by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;
- Country risk: deposits have been made mainly in major European financial markets.

Current securities other than investments amounted to 1,659 million euros (1,300 million euros at December 31, 2014): these forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They include 255 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. and 554 million euros of Italian and European treasury bonds purchased by Telecom Italia Finance S.A.; 6 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of 12/03/2012), 750 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in "Sovereign debt securities", have been made in accordance with the Guidelines for the "Management and control of financial risk" adopted by the Telecom Italia Group since August 2012, in replacement of the previous policies in force.

In **the third quarter of 2015 the adjusted net financial debt** decreased by 188 million euros compared to June 30, 2015: the positive financial performance together with the effects of the additional proceeds from the sales of the transmission towers in Brazil and the additional interest of 3.64% (exercise of the greenshoe option) in INWIT, offset the outlays resulting from the payment of income taxes and the higher debt resulting from the recognition under financial liabilities of the present value of the payments due for property leases and for the leasing of part of the transmission towers in Brazil, in accordance with IAS 17.

(millions of euros)	9/30/2015 (a)	6/30/2015 (b)	Change (a-b)
Net financial debt carrying amount	27,967	28,358	(391)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,163)	(1,366)	203
Adjusted net financial debt	26,804	26,992	(188)
Breakdown as follows:			
Total adjusted gross financial debt	35,376	35,739	(363)
Total adjusted financial assets	(8,572)	(8,747)	175

CONSOLIDATED FINANCIAL STATEMENTS – TELECOM ITALIA GROUP

The Interim Report at September 30, 2015 of the Telecom Italia Group has been prepared in accordance with article 154–ter (Financial Reports) of Legislative Decree no. 58/1998 (Consolidated Law on Finance - TUF) as amended. This document also includes the Condensed Consolidated Financial Statements at September 30, 2015, prepared in compliance with the IFRS accounting standards issued by the IASB and adopted by the European Union, and, in particular, with IAS 34 Interim Financial Reporting.

The accounting policies and consolidation principles adopted in the preparation of the Condensed Consolidated Financial Statements at September 30, 2015 are the same as those adopted in the Telecom Italia Group consolidated financial statements at December 31, 2014, to which the reader is referred, except for the application of the new standards and interpretations adopted by the Group since January 1, 2015. Moreover, as described in the notes to the Condensed Consolidated Financial Statements at September 30, 2015, the new standards and interpretations did not have any impact on the Group's consolidated financial statements.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; and net financial debt carrying amount and adjusted net financial debt.

Moreover, the part entitled "Business Outlook for the Year 2015" contains forward-looking statements in relation to the Group's intentions, beliefs or current expectations regarding financial performance and other aspects of the Group's operations and strategies. Readers of the present Interim Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group's control.

MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

During the first nine months of 2015 there were the following changes in the scope of consolidation:
- *INWIT S.p.A. (Domestic Business Unit): established in January 2015;*
- *Alfabook S.r.l. (Domestic Business Unit): on July 1st, 2015 Telecom Italia Digital Solution S.p.A. acquired 100% of the company, which consequently entered the Group's scope of consolidation.*

The following changes in the scope of consolidation occurred during 2014:
- *Telecom Italia Ventures S.r.l. (Domestic Business Unit): established in July 2014;*
- *Rete A S.p.A. (Media Business Unit): on June 30, 2014 Persidera S.p.A. acquired 100% of the company. As a result Rete A entered the Group's scope of consolidation and was consolidated on a line-by-line basis. The merger of Rete A into Persidera was completed on December 1, 2014;*
- *TIMB2 S.r.l. (Media Business Unit): established in May 2014;*
- *Trentino NGN S.r.l. (Domestic Business Unit): on February 28, 2014 the Telecom Italia Group acquired the controlling interest in the company, which is now part of the Group's scope of consolidation.*

Separate Consolidated Income Statements

(millions of euros)	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015 (a)	9 months to 9/30/2014 (b)	Change (a-b) amount	%
Revenues	**4,778**	**5,421**	**14,875**	**15,972**	**(1,097)**	**(6.9)**
Other income	75	92	206	275	(69)	(25.1)
Total operating revenues and other income	**4,853**	**5,513**	**15,081**	**16,247**	**(1,166)**	**(7.2)**
Acquisition of goods and services	(1,969)	(2,330)	(6,343)	(6,887)	544	7.9
Employee benefits expenses	(728)	(724)	(2,433)	(2,320)	(113)	(4.9)
Other operating expenses	(272)	(296)	(1,160)	(855)	(305)	(35.7)
Change in inventories	(64)	(58)	(6)	(15)	9	60.0
Internally generated assets	163	138	477	418	59	14.1
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	**1,983**	**2,243**	**5,616**	**6,588**	**(972)**	**(14.8)**
Depreciation and amortization	(1,034)	(1,075)	(3,164)	(3,229)	65	2.0
Gains (losses) on disposals of non-current assets	69	–	348	35	313	–
Impairment reversals (losses) on non-current assets	–	–	–	(1)	1	–
Operating profit (loss) (EBIT)	**1,018**	**1,168**	**2,800**	**3,393**	**(593)**	**(17.5)**
Share of losses (profits) of associates and joint ventures accounted for using the equity method	1	–	1	(5)	6	–
Other income (expenses) from investments	10	–	14	15	(1)	(6.7)
Finance income	441	765	2,020	1,630	390	23.9
Finance expenses	(930)	(1,256)	(3,993)	(3,367)	(626)	(18.6)
Profit (loss) before tax from continuing operations	**540**	**677**	**842**	**1,666**	**(824)**	**(49.5)**
Income tax expense	(196)	(220)	(389)	(637)	248	38.9
Profit (loss) from continuing operations	**344**	**457**	**453**	**1,029**	**(576)**	**(56.0)**
Profit (loss) from Discontinued operations/Non-current assets held for sale	150	126	480	386	94	24.4
Profit (loss) for the period	**494**	**583**	**933**	**1,415**	**(482)**	**(34.1)**
Attributable to:						
Owners of the Parent	**333**	**442**	**362**	**985**	**(623)**	**(63.2)**
Non-controlling interests	161	141	571	430	141	32.8

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (*Presentation of Financial Statements*), the following consolidated statements of comprehensive income include the profit (loss) for the period as shown in the Separate Consolidated Income Statement and all non-owner changes in equity.

(millions of euros)		3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014
Profit (loss) for the period	**(a)**	**494**	**583**	**933**	**1,415**
Other components of the Consolidated Statements of Comprehensive Income					
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements					
Remeasurements of employee defined benefit plans (IAS 19):					
Actuarial gains (losses)		–	–	56	(129)
Net fiscal impact		–	–	(15)	35
	(b)	**–**	**–**	**41**	**(94)**
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:					
Profit (loss)		–	–	–	–
Net fiscal impact		–	–	–	–
	(c)	**–**	**–**	**–**	**–**
Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	**(d=b+c)**	**–**	**–**	**41**	**(94)**
Other components that subsequently will be reclassified in the Separate Consolidated Income Statements					
Available-for-sale financial assets:					
Profit (loss) from fair value adjustments		2	15	(19)	56
Loss (profit) transferred to the Separate Consolidated Income Statements		18	(4)	(45)	(19)
Net fiscal impact		(2)	(2)	16	(9)
	(e)	**18**	**9**	**(48)**	**28**
Hedging instruments:					
Profit (loss) from fair value adjustments		(161)	374	1,007	313
Loss (profit) transferred to the Separate Consolidated Income Statements		326	(414)	(486)	(513)
Net fiscal impact		(47)	10	(145)	55
	(f)	**118**	**(30)**	**376**	**(145)**
Exchange differences on translating foreign operations:					
Profit (loss) on translating foreign operations		(1,350)	(72)	(1,739)	(44)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements		–	–	(1)	–
Net fiscal impact		–	–	–	–
	(g)	**(1,350)**	**(72)**	**(1,740)**	**(44)**
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:					
Profit (loss)		–	–	–	–
Loss (profit) transferred to the Separate Consolidated Income Statements		–	–	–	–
Net fiscal impact		–	–	–	–
	(h)	**–**	**–**	**–**	**–**
Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	**(i=e+f+g+h)**	**(1,214)**	**(93)**	**(1,412)**	**(161)**
Total other components of the Consolidated Statements of Comprehensive Income	**(k=d+i)**	**(1,214)**	**(93)**	**(1,371)**	**(255)**
Total comprehensive income (loss) for the period	**(a+k)**	**(720)**	**490**	**(438)**	**1,160**
Attributable to:					
Owners of the Parent		**(446)**	**343**	**(469)**	**910**
Non-controlling interests		(274)	147	31	250

Consolidated Statements of Financial Position

(millions of euros)		9/30/2015 (a)	12/31/2014 (b)	Change (a-b)
Assets				
Non-current assets				
Intangible assets				
Goodwill		29,542	29,943	(401)
Intangible assets with a finite useful life		6,045	6,827	(782)
		35,587	**36,770**	**(1,183)**
Tangible assets				
Property, plant and equipment owned		11,906	12,544	(638)
Assets held under finance leases		2,051	843	1,208
		13,957	**13,387**	**570**
Other non-current assets				
Investments in associates and joint ventures accounted for using the equity method		59	36	23
Other investments		42	43	(1)
Non-current financial assets		2,918	2,445	473
Miscellaneous receivables and other non-current assets		1,618	1,571	47
Deferred tax assets		943	1,118	(175)
		5,580	**5,213**	**367**
Total Non-current assets	(a)	**55,124**	**55,370**	**(246)**
Current assets				
Inventories		291	313	(22)
Trade and miscellaneous receivables and other current assets		5,348	5,615	(267)
Current income tax receivables		19	101	(82)
Current financial assets				
Securities other than investments, financial receivables and other current financial assets		*2,172*	*1,611*	*561*
Cash and cash equivalents		*4,534*	*4,812*	*(278)*
		6,706	6,423	283
Current assets sub-total		**12,364**	**12,452**	**(88)**
Discontinued operations/Non-current assets held for sale				
of a financial nature		258	165	93
of a non-financial nature		4,403	3,564	839
		4,661	**3,729**	**932**
Total Current assets	(b)	**17,025**	**16,181**	**844**
Total Assets	(a+b)	**72,149**	**71,551**	**598**

(millions of euros)		9/30/2015 (a)	12/31/2014 (b)	Change (a-b)
Equity and Liabilities				
Equity				
Equity attributable to owners of the Parent		17,962	18,145	(183)
Non-controlling interests		4,073	3,554	519
Total Equity	**(c)**	**22,035**	**21,699**	**336**
Non-current liabilities				
Non-current financial liabilities		31,285	32,325	(1,040)
Employee benefits		1,023	1,056	(33)
Deferred tax liabilities		541	438	103
Provisions		563	720	(157)
Miscellaneous payables and other non-current liabilities		1,030	697	333
Total Non-current liabilities	**(d)**	**34,442**	**35,236**	**(794)**
Current liabilities				
Current financial liabilities		6,206	4,686	1,520
Trade and miscellaneous payables and other current liabilities		7,317	8,376	(1,059)
Current income tax payables		4	36	(32)
Current liabilities sub-total		**13,527**	**13,098**	**429**
Liabilities directly associated with Discontinued operations/Non-current assets held for sale				
of a financial nature		358	43	315
of a non-financial nature		1,787	1,475	312
		2,145	**1,518**	**627**
Total Current Liabilities	**(e)**	**15,672**	**14,616**	**1,056**
Total Liabilities	**(f=d+e)**	**50,114**	**49,852**	**262**
Total Equity and Liabilities	**(c+f)**	**72,149**	**71,551**	**598**

Consolidated Statements of Cash Flows

(millions of euros)		9 months to 9/30/2015	9 months to 9/30/2014
Cash flows from operating activities:			
Profit (loss) from continuing operations		453	1,029
Adjustments for:			
Depreciation and amortization		3,164	3,229
Impairment losses (reversals) on non-current assets (including investments)		6	6
Net change in deferred tax assets and liabilities		128	260
Losses (gains) realized on disposals of non-current assets (including investments)		(359)	(35)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		(1)	5
Change in employee benefits		32	(33)
Change in inventories		19	11
Change in trade receivables and net amounts due from customers on construction contracts		315	(314)
Change in trade payables		(873)	(651)
Net change in current income tax receivables/payables		36	391
Net change in miscellaneous receivables/payables and other assets/liabilities		904	(433)
Cash flows from (used in) operating activities	**(a)**	**3,824**	**3,465**
Cash flows from investing activities:			
Purchase of intangible assets		*(1,210)*	*(1,018)*
Purchase of tangible assets		*(3,390)*	*(1,622)*
Total purchase of intangible and tangible assets on an accrual basis		(4,600)	(2,640)
Change in amounts due for purchases of intangible and tangible assets		*806*	*(388)*
Total purchase of intangible and tangible assets on a cash basis		(3,794)	(3,028)
Acquisition of control in subsidiaries or other businesses, net of cash acquired		(5)	(8)
Acquisitions/disposals of other investments		(29)	(1)
Change in financial receivables and other financial assets		(893)	(635)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		–	–
Proceeds from sale/repayment of intangible, tangible and other non-current assets		699	78
Cash flows from (used in) investing activities	**(b)**	**(4,022)**	**(3,594)**
Cash flows from financing activities:			
Change in current financial liabilities and other		787	969
Proceeds from non-current financial liabilities (including current portion)		4,000	3,349
Repayments of non-current financial liabilities (including current portion)		(5,286)	(5,594)
Share capital proceeds/reimbursements (including subsidiaries)		186	11
Dividends paid		(204)	(252)
Changes in ownership interests in consolidated subsidiaries		855	–
Cash flows from (used in) financing activities	**(c)**	**338**	**(1,517)**
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	**(d)**	**(5)**	**(324)**
Aggregate cash flows	**(e=a+b+c+d)**	**135**	**(1,970)**
Net cash and cash equivalents at beginning of the period	**(f)**	**4,910**	**6,296**
Net foreign exchange differences on net cash and cash equivalents	**(g)**	(400)	(31)
Net cash and cash equivalents at end of the period	**(h=e+f+g)**	**4,645**	**4,295**

Additional Cash Flow Information

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014
Income taxes (paid) received	(186)	(6)
Interest expense paid	(1,855)	(4,132)
Interest income received	699	2,810
Dividends received	3	5

Analysis of Net Cash and Cash Equivalents

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014
Net cash and cash equivalents at beginning of the period		
Cash and cash equivalents - from continuing operations	4,812	5,744
Bank overdrafts repayable on demand – from continuing operations	(19)	(64)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	117	616
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	4,910	**6,296**
Net cash and cash equivalents at end of the period		
Cash and cash equivalents - from continuing operations	4,534	4,106
Bank overdrafts repayable on demand – from continuing operations	(1)	(103)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	112	292
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	4,645	**4,295**

ANALYSIS OF THE MAIN CONSOLIDATED FINANCIAL AND OPERATING ITEMS

Acquisition of goods and services

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change
Purchases of goods	1,342	1,524	(182)
Revenues due to other TLC operators and interconnection costs	1,594	1,798	(204)
Commercial and advertising costs	1,031	1,092	(61)
Power, maintenance and outsourced services	969	987	(18)
Rent and leases	532	559	(27)
Other service expenses	875	927	(52)
Total acquisition of goods and services	**6,343**	**6,887**	**(544)**
% of Revenues	*42.6*	*43.1*	*(0.5)pp*

Employee benefits expenses

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change
Employee benefits expenses - Italy	**2,142**	**2,017**	**125**
Ordinary employee expenses and costs	2,094	2,016	78
Charges and Allocations to employee Provisions	48	1	47
Employee benefits expenses – Outside Italy	**291**	**303**	**(12)**
Total employee benefits expenses	**2,433**	**2,320**	**113**
% of Revenues	*16.4*	*14.5*	*1.9 pp*

Average salaried workforce

(equivalent number)	9 months to 9/30/2015	9 months to 9/30/2014	Change
Average salaried workforce – Italy	49,129	47,495	1,634
Average salaried workforce – Outside Italy	12,147	11,676	471
Total average salaried workforce [1]	**61,276**	**59,171**	**2,105**
Non-current assets held for sale - Sofora - Telecom Argentina group	15,515	15,666	(151)
Total average salaried workforce - including Non-current assets held for sale	**76,791**	**74,837**	**1,954**

(1)   Includes employees with temp work contracts: 3 average headcount in the first nine months of 2015 (2 in Italy and 1 outside Italy). In the first nine months of 2014 it included 9 employees (4 in Italy and 5 outside Italy).

Headcount at period end

(number)	9/30/2015	12/31/2014	Change
Headcount – Italy	52,700	52,882	(182)
Headcount – Outside Italy	13,373	13,143	230
Total headcount at period end [1]	**66,073**	**66,025**	**48**
Non-current assets held for sale - Sofora - Telecom Argentina group	16,273	16,420	(147)
Total headcount at period end - including Non-current assets held for sale	**82,346**	**82,445**	**(99)**

(1)   Includes employees with temp work contracts: 2 at 9/30/2015 and 9 at 12/31/2014.

Headcount at period end – Breakdown by Business Unit

(number)	9/30/2015	12/31/2014	Change
Domestic	52,726	53,076	(350)
Brazil	13,113	12,841	272
Media	85	89	(4)
Other Operations	149	19	130
Total	66,073	66,025	48

Other income

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change
Late payment fees charged for telephone services	46	51	(5)
Recovery of employee benefit expenses, purchases and services rendered	25	28	(3)
Capital and operating grants	22	18	4
Damage compensation, penalties and sundry recoveries	18	24	(6)
Other income	95	154	(59)
Total	206	275	(69)

Other operating expenses

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change
Write-downs and expenses in connection with credit management	251	264	(13)
Provision charges	460	60	400
TLC operating fees and charges	270	335	(65)
Indirect duties and taxes	87	87	–
Penalties, settlement compensation and administrative fines	49	60	(11)
Association dues and fees, donations, scholarships and traineeships	13	13	–
Sundry expenses	30	36	(6)
Total	1,160	855	305

EVENTS SUBSEQUENT TO SEPTEMBER 30, 2015

For details of subsequent events see the specific Note "Events Subsequent to September 30, 2015" in the Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2015.

BUSINESS OUTLOOK FOR THE YEAR 2015

In the final part of 2015, the domestic telecommunications market will continue to experience a decline in traditional services (voice and accesses), largely offset by the increase in revenues from innovative services thanks to the growing demand for connectivity and digital services. The combined effect of these trends is expected to cause a further overall decline in the market, but much more limited than in previous years (particularly in the Mobile segment) and the previous quarters of 2015.

In Brazil, however, the macroeconomic environment is showing a further deterioration. The high volatility and uncertainty in all the key variables (e.g. exchange rates, gross domestic product, inflation, interest rates, employment) are being accompanied by operating performance affected by the increased sensitivity of the prepaid segment (one of Tim Brasil group's traditional strong points) to the economic slowdown. Completing the picture is an acceleration in the process of transition/substitution of traditional services towards Data/IP solutions, the reduction in mobile termination rates (MTRs) and a competitive environment that is undermining the solidity of traditional revenues (voice and messaging).

The Telecom Italia Group, as announced in the 2015-2017 Plan, will continue to leverage its market share to further promote its innovative services, aided by the strong boost to investments in latest-generation infrastructure. Specifically, the five areas of technology development will be fixed fiber optic ultra-broadband, mobile ultra-broadband, the establishment of new data centers to support cloud services, international fiber connections, and the transformation of industrial process to structurally reduce running costs by streamlining and upgrading infrastructures. These investments are laying the foundations for the stabilization and recovery of overall revenue.

Investments within the Domestic perimeter will total around 10 billion euros over the plan period, of which around 5 billion euros exclusively for the innovative component (NGN, LTE, Cloud Computing, Data Center, Sparkle and Restructuring) which, by 2017, will enable 75% of the population to be reached by fiber optics and over 95% by 4G. In Brazil, investments will increase with the objective of extending both 4G and 3G coverage.

In this scenario, for the current year, a progressive improvement in operating performance is expected in the domestic market, in line with the developments identified in the 2015-2017 Three-Year Plan. With regard to the Tim Brasil group, the recent negative developments in its operating environment still leave room for the continuation of data-centered marketing initiatives and cost containment actions that will lead to recoveries in revenue performance and profitability in the direction already indicated in the 2015- 2017 Plan.

MAIN RISKS AND UNCERTAINTIES

The business outlook for 2015 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group's control.

In such a scenario, risk management becomes a strategic tool for value creation. The Telecom Italia Group has adopted an Enterprise Risk Management Model based on the methodology of the Committee of Sponsoring Organizations of the Treadway Commission (ERM CoSO Report), which enables the identification and management of risk in a uniform manner within the Group companies, highlighting potential synergies between the actors involved in the assessment of the Internal Control and Risk Management System. The ERM process is designed to identify potential events that may affect the business, to manage risk within acceptable limits and to provide reasonable assurance regarding the achievement of corporate objectives.

The main risks affecting the business activities of the Telecom Italia Group, which may impact, even significantly, the ability to achieve the objectives of the Group are presented below.

Strategic risks

Risks related to macro economic factors

The Group's economic and financial situation is subject to the influence of numerous macroeconomic factors such as economic growth, political stability, consumer confidence, and changes in interest rates and exchange rates in the markets in which it operates. The expected results may be affected, in the domestic market, by the struggling economic recovery associated with a high rate of unemployment and the consequent reduction in income available for consumption. In the Brazilian market, the expected results may be affected by the deterioration of the macroeconomic environment, with the country currently in economic recession, and the accompanying deterioration in operating conditions. These factors mean that the possibility of consequent goodwill impairment losses cannot be ruled out.

In addition, the Telecom Italia Group is currently undertaking numerous projects and transactions, including corporate and extraordinary transactions, whose feasibility and completion could be affected by factors outside the control of management, such as political and regulatory factors, currency exchange restrictions, bureaucratic regulations etc.. As a result, the financial outcomes of these project and transactions may differ, even significantly, from expectations.

Risks related to competition

The telecommunications market is characterized by strong competition that may reduce our share in the markets we operate in as well as lower prices and margins. Competition is focused, on one hand, on innovative products and services and, on other hand, on the price of traditional services. In the Brazilian market the trend in the telecommunications industry is changing rapidly, amplifying the deterioration in the macroeconomic environment. The competition risk consists of the increased acceleration in the process of replacement of traditional services with innovative services, and the downsizing of consumption by customers (e.g. reduction in multi-SIM customers). In this scenario, the Tim Brasil group may be further impacted in the short term to a greater extent than its main competitors, due to the higher proportion of customers with prepaid services, which are more affected by the current macroeconomic situation.

Operational risks

Operational risks inherent in our business relate to possible inadequacies in internal processes, external factors, fraud, employee error, errors in properly documenting transactions, loss of critical or commercially sensitive data and failures in systems or network platforms.

Risks related to business continuity

Our success depends heavily on the ability to deliver the services we provide through the IT infrastructure and network on a continuous and uninterrupted basis. The infrastructure is susceptible to interruptions due to failures of information and communication technologies, lack of electricity, floods, storms and human errors. Unexpected problems in installations, system failures, hardware and software failures, computer viruses or hacker attacks could affect the quality of services and cause service interruptions. Each of these events could result in a reduction in traffic and a reduction in revenues and/or in an increase of restoration costs, with an adverse impact on the level of customer satisfaction and number of customers, as well as our reputation.

Risks related to the development of fixed and mobile networks

To maintain and expand our customer portfolio in each of the markets in which we operate, it is necessary to maintain, update and improve existing networks in a timely manner. A reliable and high quality network is necessary to maintain the customer base and minimize the terminations to protect the Company's revenues from erosion. The maintenance and improvement of existing installations depend on our ability to:

- upgrade the capabilities of the networks to provide customers with services that are closer to their needs; in the regard the Group may be engaged in the participation in tenders for broadcasting frequencies whose outcomes, in terms of financial requirements, may differ, even significantly, from expectations;
- increase the geographical coverage of innovative services;
- upgrade old systems and networks to adapt them to new technologies.

Risks of internal/external fraud

The Group has adopted an organizational model to prevent fraud. However, the implementation of this model cannot ensure the total absence of these risks. Dishonest activities and illegal acts committed by people inside and outside the organization could adversely affect the Company's operating results, financial position and image.

Risks related to Disputes and Litigation

The Group has to deal with disputes and litigation with tax authorities, regulators, competition authorities, other telecommunications operators and other entities. The possible impacts of such proceedings are generally uncertain. In the event of settlement unfavorable to the Group, these issues may, individually or as whole, have an adverse effect, which may even be significant, on its operating results, financial position and cash flows.

Financial risks

The Telecom Italia Group may be exposed to financial risks such as risks arising from fluctuations in interest rates and exchange rates, credit risk, liquidity risk and risks related to the performance of the equity markets in general, and – more specifically – risks related to the performance of the share price of the Group companies. These risks may adversely impact the earnings and the financial structure of the Group. Accordingly, to manage those risks, Telecom Italia Group has established guidelines, at central level, which must be followed for operational management, identification of the most suitable financial instruments to meet set goals, and monitoring the results achieved. In particular, in order to mitigate the liquidity risk, the Group aims to maintain an "adequate level of financial flexibility", in terms of cash and syndicated committed credit lines, enabling it to cover refinancing requirements at least for the next 12 -18 months.

Regulatory and Compliance Risks

Regulatory risks

The telecommunications industry is highly regulated. In this context, new decisions by the regulator and changes in the regulatory environment may affect the expected results of the Group. More specifically, the elements which introduce uncertainty are:

- lack of predictability in the timing of the introduction and consequent results of new processes;
- decisions with retroactive effect (i.e. revision of prices relating to prior years as a result of an administrative judgment) with potential impact on the timing of return on investment;
- decisions that can influence the technological choices made and to be made, with potential impact on the timing of return on investment.

Compliance risks

The Telecom Italia Group may be exposed to risks of non-compliance due to non-observance/ breach of internal (self-regulation such as, for example, bylaws, code of ethics) and external rules (laws and regulations), with consequent judicial or administrative penalties, financial losses or reputational damage.

The Group aims to ensure that processes, procedures, systems and corporate conduct comply with legal requirements. There may be some necessary time lags in making the processes compliant when non-conformity has been identified.

MAIN CHANGES IN THE REGULATORY FRAMEWORK

DOMESTIC

Wholesale fixed markets

Telecom Italia Reference Offers for 2013 and 2014

At the end of the public consultations initiated by the Authority in 2014 and in the first few months of 2015, the Telecom Italia Reference Offers for 2013 were all finally approved and published. For the Reference Offers for the year 2014, the Authority has only initiated the related public consultations and consequently the 2014 prices for Telecom Italia's wholesale services have not yet been approved by AGCom.

Wholesale access services

The 3rd cycle of analysis of the access market (retail and wholesale) on the copper and fiber fixed network was launched on September 4, 2012 with Resolution 390/12/CONS. The 3rd cycle was intended to cover the period 2014-2016 and was subsequently extended to 2017.
On September 4, 2015 AGCom notified the European Commission of the proposed decision.
Specifically, the Authority has proposed the prices and rules for wholesale access to Telecom Italia's copper and fiber network, which are standardized across the entire country. The main rules introduced relate to:
a) disaggregated access to the copper lines from the local exchange (unbundling) or the street cabinet (sub-loop unbundling), in line with the current regulatory framework;
b) the disaggregated supply of line maintenance and activation services under unbundling and sub-loop unbundling arrangements;
c) new non-discrimination measures designed to reduce differences in the supply and quality of access services between the internal divisions of Telecom Italia and competing operators;
d) administrative simplification, by harmonizing the system of SLAs and penalties across the various access services, greater efficiency in procedures for approving Telecom Italia reference offers;
e) more stringent penalties for Telecom Italia in the event of delay in the provision of access services and fault repair;
f) the use of MOV (Multi-Operator Vectoring) for access to the cabinet;
g) measures to encourage the unbundling of smaller exchanges;
h) the switching-off, by Telecom Italia, of exchanges opened for unbundling, with incentives for co-located operators to switch to fiber.
With regard to requirements b) and c), above, Telecom Italia must – within 60 days of publication of the final decision – make a proposal for implementation that will be submitted to the Authority, which will approve it through a dedicated procedure.

The table below shows the prices for the three years 2015-2017, while in 2014 the prices were the same as in 2013.

wholesale access services (euro/month/line)	2015	2016	2017
Unbundling	8.61	8.61	8.61
Sub Loop Unbundling	5.57	5.43	5.30
Naked BITSTREAM	13.59	12.80	12.46
Naked FTTC VULA (30 Mbps)	13.58	13.42	13.27
Naked FTTC VULA (50 Mbps)	15.38	15.20	15.02
VULA FTTH (100 Mbps/10 Mbps)	23.15	22.64	22.12
VULA FTTH (40 Mbps/40 Mbps)	32.08	31.36	30.65
VULA FTTH (100 Mbps/100 Mbps)	81.37	79.57	77.77

The European Commission did not make any remarks against the proposed decision submitted and we are therefore awaiting the publication of the definitive decision.
On October 22, 2015 AGCom published the public consultation (resolution 575/15/CONS), lasting 30 days, on the "Guidelines for the conditions of wholesale access to networks benefiting from government grants".
The main objective of the consultation is to provide a clear framework of rules for access to the infrastructure built in Italy thanks to public funding provided by the Government to achieve the objectives of the Digital Agenda for Europe. In particular, the guidelines aim to clarify the wholesale access services that must be made available by the operators receiving the grant, as well as the financial and technical conditions of the offer based on the amount of funding obtained.

Interconnection services on the fixed network

On April 20, 2015, the Authority initiated the procedure (Resolution 182/15/CONS) for the 3rd cycle of market analysis of interconnection services on the fixed public telephone network. As a result, last June 19, the specific qualitative and quantitative Questionnaire was sent to all operators to gather market information. Telecom Italia completed and sent the Questionnaire within the required deadline and is awaiting the start of the related public consultation.

High-quality wholesale access from fixed workstations

On November 17, 2014, the public consultation was launched (Resolution 559/14/CONS) on the 3rd cycle of market analyses of high-quality wholesale access from fixed workstations. On July 17, the European Commission, while reiterating the need to avoid the retroactive application of decisions for fixing end-user prices, did not make any negative comments on the AGCom proposal. On August 3, 2015, AGCom published its definitive decision (Resolution 412/15/CONS), which confirmed the notice from the Commission that identified the following as relevant markets: i) the market for user site loop circuits (market A); and ii) the market for BTS loop circuits (market B). In market A, Telecom Italia has been identified as an operator with significant market power (SMP) and accordingly the Authority has imposed certain obligations on the Company (e.g. network access, price transparency, non-discrimination, etc.). For market B, however, AGCom found that there were effective conditions of competition and therefore did not impose any obligations on Telecom Italia.

Retail fixed markets

Basic offers

Starting on May 1, 2015, Telecom Italia initiated a process of price simplification of the basic offers for its fixed network customers.
Specifically, for Consumer customers, the previous basic offer (rental plus telephone services according to consumption) was replaced by a flat-type offer ("Tutto VOCE" - "All VOICE"). For a single price (29 euros per month, including VAT) the customer has both access to the line as well as unlimited calls to fixed and mobile numbers. Customers who prefer to maintain an offer with voice traffic charged

according to consumption can still migrate free of charge to the Telecom Italia "Voice" offer (19 euros per month, including VAT), i.e. rental offer only, with a cost for domestic calls to all fixed and mobile numbers of 10 cents per minute (including VAT), with no connection fee. Fixed network customers with broadband access charged according to consumption are instead migrated to an offer which includes unlimited traffic, both for voice and data services ("TUTTO" – "ALL" – offer, at 44.90 euros per month, including VAT). Customers who do not agree to the offer changes described above still have the entire range of Telecom Italia offers available to them.

In addition, effective from July 1, 2015 the billing method has been changed from the previous bi-monthly to monthly frequency.

For Business customers subscribing to the basic offer, prices for telephone subscription and traffic have changed with effect from May 1, 2015. The change is structured as described below:

- the monthly rental for GTN lines has increased from 22.50 euro per month excluding VAT to 24.90 euro per month excluding VAT. The rental fee has also been increased for certain types of ISDN lines, both single and multiple;
- for the main traffic routes (local, inter-district and fixed-to-mobile) the connection charge is now 30 euro cents excluding VAT and a price of 5 euro cents excluding VAT is applied for each minute of conversation.

Convergent offers

In August 2015, Telecom Italia launched the new Broadband Consumer portfolio, which provides a new modular offering formula: the basic module consists of traditional access and broadband connectivity at 20 Mbit/s and TIMVISION (29.00 euros per month, including VAT). The customer is then required to add a package of their choice from unlimited telephone calls (to fixed-line and mobile numbers) or a Mobile SIM (10.00 euros per month, including VAT).

In September 2015, Telecom Italia launched the "TIM Premium Online" offer, thanks to the agreement signed with another major player in the audiovisual sector (Mediaset), following on from the agreement signed in April 2015 with Sky ("TIM Sky"). The offer allows TIM consumer customers whohaveàbroadband (at least 10 Màgabits per second) and ultra-broadband (at least 30 Megabits per second) connections to access the "Online Premium" television programming, with a pricing reserved for them. The TIMVISION decoder has the Premium Online App, which provides direct access to the service via home television sets, as well as other compatible devices.

Universal Service

Following the preliminary investigations which ended in 2014 (pursuant to Resolution 46/13/CIR and 100/14/CIR), the Authority established that "the provision of Universal Service obligations for 2006 and 2007 does not result in a cost" and therefore the other Operators are not required to pay any contributions. Following this decision, the Company asked AGCom to verify the market conditions for keeping or removing the Universal Service obligations that fall on Telecom Italia alone, and urged the Ministry of Economic Development to begin the review of the Universal Service obligations pursuant to Article 65 of the CCE as soon as possible. In response to this request, on September 4, 2014, the Authority initiated the preliminary investigations to define the procedures for designating appointed operators pursuant to Art. 58 of the Italian Electronic Communications Code (CCE). Subsequently, the Ministry of Economic Development, with a letter of November 28, 2014, asked AGCom to inform it of the outcome of the procedure and to suspend any conclusions, pending definition of a common process. To date, the preliminary investigation is in fact suspended.

On August 31, 2015, following the annulment (on July 7, 2015) by the *Consiglio di Stato* of the Resolutions 106 and 109/11/CIR with which AGCom had renewed the procedures for sharing the Net Cost of the Universal Service for the years 1999-2000 and 2002-2003, Telecom submitted an application to AGCom for the recommencement of the preliminary investigations for all the years covered by the Ruling. The renewal requested by Telecom Italia involves the strengthening of the grounds that require the inclusion of mobile operators as parties required to pay for the universal service. On October 15, 2015, Vodafone submitted 4 notices to pay to AGCom and Telecom Italia requesting the restitution of the amounts paid plus interest.

Following the publication of the ruling of the Lazio Administrative Court (on January 22, 2015) – which had upheld the complaint lodged by Telecom Italia against Resolution 1/08/CIR (with which AGCom introduced the new methodology, effective retroactively from 2004, for calculating the Universal Service charges) and annulled the resolution – an appeal was lodged with the Consiglio di Stato, which, on October 2, 2015, published its ruling rejecting the retroactive effect of the application of the criteria introduced by Resolution 01/08/CIR. AGCom is therefore required to recommence the investigations for the years 2004 to 2007, applying the method for the net cost calculation in force prior to the year of publication (2008) of the resolution 01/08/CIR.

The recommencement of the investigations for the years 2004 to 2007 may be strictly tied to the requests for recommencement for the years 1999-2000 and 2002-2003.

Wholesale mobile markets

On September 30, 2015, the Authority published the definitive decision (Resolution 497/15/CONS) regarding the 4th cycle of analysis of the mobile termination market, which was initiated on February 11, 2014. The Authority's proposed measure establishes that all operators offering voice termination services on their own mobile network have significant market power, and for the first time includes the full MVNOs (Bt Italia, Lycamobile, Noverca and Poste Mobile) among the operators notified. The Authority also introduced the free negotiation of the termination price for calls from non-EU countries and set the value of mobile WACC at 10.25% (different from the WACC proposed during the market analysis relating to fixed access). With regard to the financial conditions, the Authority proposed a termination value "of no more than 0.98 euro cents per minute". This price restriction is effective retroactively from January 1, 2014 (and for the entire period from 2014 to 2017) for the four largest operators notified, whereas, for the full MVNOs, it is effective from the date of publication of the final decision (from September 30, 2015).

Antitrust

The disputes that are currently ongoing mainly relate to the A428 and I761 Proceedings, details of which are provided in the Note "Contingent liabilities, other information" of the Condensed consolidated financial statements of the Telecom Italia Group at September 30, 2015.

BRAZIL

700 MHz Spectrum Cleanup
With reference to the clean-up activities related to the acquisition of user rights to the 700 MHz band which took place in 2014, it is pointed out that in March 2015 the legal entity EAD was established, jointly held by all the successful bidders of the license. In April, TIM disbursed the first contribution to EAD, for a value of 370 million reais.

"Plano Geral de Metas de Competição" (PGMC)
In June 2015, the Board of Directors of Anatel decided to initiate the first two-year review process of the entities with significant market control - "detentores grupos de Poder de Mercado Significativo". At the same time, the technical staff of Anatel is conducting an analysis for application of the framework defined in the Plano Geral de Metas de Competição of 2012, aimed at promoting the measures necessary to foster greater competition in the telecommunications sector.

"Marco Civil da Internet"
Within the scope of the framework law on the definition of guidelines for the development of Internet services in Brazil, known as "Marco Civil da Internet", by the end of 2015 the concepts of net neutrality and the legal traffic shaping and network degradation standards will be defined by Presidential Decree, based on the opinions issued by the two Brazilian bodies, the Internet Steering Committee and Anatel.

MEDIA

Television frequencies
AGCom adopted Decision 181/09/CONS, enacted in article 45 of Italian Law 88/2009, setting forth criteria for the complete digital switchover of terrestrial television networks. On the basis of this measure, the Ministry for Economic Development (MISE) allocated user rights to the digital frequencies. The measure was necessary due to the infringement proceeding 2005/5086 brought by the European Commission against Italy, which found that problems in the Italian television sector and the monopolization of frequencies by RAI and Mediaset needed to be redressed. The infringement proceeding is still pending.
Following the switch-off process, which lasted four years and was concluded on July 4, 2012, the Ministry for Economic Development definitively assigned the digital frequencies.
Specifically, on June 28, 2012, the decision was taken to definitively assign the user rights of digital frequencies to Persidera for 20 years.
In terms of the steps taken to address the findings of the EU Commission, in 2010 AGCom planned – with Resolution 497/10/CONS – a 'beauty contest' for the assignment of the user rights to digital dividend frequencies. The contest was however canceled on April 28, 2012 with the entry into force of Italian Law 44/12 and replaced with a competitive tender under new rules set out by AGCom in Resolution 277/13/CONS.
The only party that participated in that tender – which was carried out in June 2014 and which Persidera (then TIMB) was unable to participate in, because it was incorrectly equated to RAI and Mediaset – was the Cairo group, which was awarded an MUX for 31,626,000 euros. The Cairo group entered into an agreement with EI Towers, the towers operator of the Mediaset Group, for the construction, operation and maintenance of the network.

Administrative charges and contribution fees for connection bridges
Regulation 353/11/CONS, as amended by Resolution 350/12/CONS, states that "As a transitional measure until the end of the final termination of analogue broadcasts throughout the country, the contribution fee scheme provided for in Article 27, paragraph 9, of Italian Law no. 448 of December 23, 1999, and Ministerial Decree of October 23, 2000, will continue to apply to the operators on television frequencies, including digital terrestrial" (concession fee of 1% of revenue from television broadcasting). It has also established that, with effect from that period, the administrative charges and contribution fees for the user rights for the frequencies will be set according to the contribution fee scheme

established in Articles 34 and 35 of Italian Legislative Decree no. 259/03 and subsequent amendments.

This was confirmed by Law 44/12 that also established that it was AGCom's responsibility to determine the criteria setting the contribution fees for the user rights for television frequencies.

The 2014 European Law (Law 115/2015 - Official Gazette of August 03, 2015) entered into force on August 18, 2015.

The law sets the amounts of the administrative charges for the general authorization as a digital terrestrial network operator pursuant to Article 34 of Italian Legislative Decree 259/2003 "Electronic Communications Code" and the amounts of the contribution fees for connection bridges pursuant to Article 35 of the Code.

Under the new regulations Persidera will be required to make an annual payment of around 261,000 euros (111,000 euros for the general authorization as network operator, and around 105,000 euro and around 45,000 euro respectively for the former TIMB and former Rete A connection bridges).

Contribution fees for television frequencies

On September 30, 2014, following a public consultation, AGCom published Resolution 494/14/CONS setting the criteria for determining the contribution fees for user rights of television frequencies.

Persidera, also on the basis of an opinion given by a law expert, appealed against this decision on the grounds that the criteria adopted by the Authority lead to unreasonable, discriminatory and non-proportional results (approximately 15% of additional costs on the total market value). It is important to point out in this regard that the EU Commission, with a letter dated July 18, 2015 to AGCom and the Ministry of Economic Development, reiterated the importance of setting contribution fees that take account of the characteristics of the Italian television broadcasting market, as it is affected by several factors, including "*the advantages that incumbent operators have benefited from in the transition to the digital system, as well as, subsequently and in particular, as acknowledged by the Italian authorities in their 2009 proposal, the advantages of incumbent integrated vertical operators that have a significant number of multiplexes*".

Effectively suspending the AGCom measure, the Ministry of Economic Development, through a decree (published in the Official Gazette on January 19, 2015) ordered the payment of an advance for the year 2014 amounting to 40% of the license fee paid in 2013, so as to ensure income flows to the Government budget, pending the establishment of the contribution fee regime to be applied to network operators and service providers.

Potential use of frequencies for mobile technology

Once the global conference on the regulation of the radio spectrum – to be held in Geneva in November 2015 (WRC-15) – has been concluded, 700 MHz band frequencies (between 694-790 MHz, corresponding to television channels 49-60 UHF) currently allocated to broadcasting, will be able to be allocated on a co-primary basis to broadband mobile services.

In view of this deadline, it is likely that the EU administrations will reorganize the frequency spectrum to enable the development of mobile broadband services, with a consequent reduction in the resources allocated to digital terrestrial television.

In Italy the 700 MHz band is more than 60% occupied by national network operators with user rights expiring in 2032. This makes its release particularly difficult, requiring a more complicated procedure than that used for the 800 MHz band, used only by local broadcasters.

It is highly probable, however, that the reallocation process will involve the refarming of lower frequencies i.e., the return of the frequencies in exchange for financial compensation.

There is a remote possibility that, if the right regulatory and technical conditions arise at the right moment, the operators currently assigned the user rights could use these frequencies to provide mobile broadband services.

In this regard, the agreement signed with the Espresso group sets out the procedures through which Telecom Italia will be able to acquire the user rights for channel 55 UHF (742 – 750 MHz) allocated to the MUX TIMB2.

In particular, Telecom Italia has reserved itself two different alternative purchase options, involving: (i) purchase of the user rights of UHF CH 55 or (ii) purchase of the entire share capital of TIMB2 S.r.l., a company formed in 2014, to which this right of use would be conferred.

Both options may be exercised during the period from June 30, 2016 to June 30, 2019.

In the case of granting the user right to CH 55 UHF, a leasing contract for such right of use will be signed between the two companies.

The abovementioned transactions can take place without the need for authorization from the competent authority as they are intragroup transactions.

On September 1, 2014, Pascal Lamy submitted the report on the future use of the UHF spectrum to the European Commission. The report is the result of the work of the High Level Group on UHF formed in January 2014 and consisting of representatives of broadcasters, mobile operators and manufacturers.

Pascal Lamy proposes a "2020-2030-2025" time scale to meet the objectives of the European Digital Agenda, providing broadcasters a stable route to invest and grow in the medium to long term, structured as follows:

- allocation of the 700 MHz band to mobile broadband services in 2020 with a margin of 2 years (2018-2022) to take account of different market situations in the Member States;
- allocation of the bandwidth under 700 MHz (470-694 MHz) to broadcast services across Europe until 2030;
- re-evaluation of the scenario in 2025 with an assessment of the state of the market and technology.

This report will serve as an input to the European Commission in establishing the spectrum policy, also in view of the 2015 ITU-R World Conference (WRC-15), the outcome of which could lead to more specific and stricter measures being adopted for Member States.

CORPORATE BOARDS AT SEPTEMBER 30, 2015

BOARD OF DIRECTORS

The shareholders' meeting held on April 16, 2014 appointed the new board of directors of the Company, composed of 13 directors, with a three-year term of office, until the approval of the financial statements for the year ended December 31, 2016. The same shareholders' meeting also appointed Giuseppe Recchi as Chairman of the Company's Board of Directors.

On April 18, 2014, the Board of Directors appointed Marco Patuano as Chief Executive Officer of the Company.

As a result, the Board of Directors of the Company is now composed as follows:

Chairman	Giuseppe Recchi
Chief Executive Officer	Marco Patuano
Directors	Tarak Ben Ammar
	Davide Benello (independent)
	Lucia Calvosa (independent)
	Flavio Cattaneo (independent)
	Laura Cioli (independent)
	Francesca Cornelli (independent)
	Jean Paul Fitoussi
	Giorgina Gallo (independent)
	Denise Kingsmill (independent)
	Luca Marzotto (independent)
	Giorgio Valerio (independent)
Secretary to the Board	Antonino Cusimano

All the board members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Via G. Negri 1.

The following board committees were in place at September 30, 2015:

- **Control and Risk Committee**: composed of the Directors: Lucia Calvosa (Chairman appointed in the meeting of May 8, 2014), Laura Cioli, Francesca Cornelli, Giorgina Gallo and Giorgio Valerio;
- **Nomination and Remuneration Committee**: composed of the Directors: Davide Benello (Chairman appointed in the meeting of May 9, 2014), Jean Paul Fitoussi, Denise Kingsmill and Luca Marzotto (appointed by the Board of Directors on March 26, 2015, as a replacement for the Director Flavio Cattaneo).

BOARD OF STATUTORY AUDITORS

The ordinary shareholders' meeting of May 20, 2015 appointed the Company's Board of Statutory Auditors with a term up to the approval of the 2017 financial statements.

The Board of Statutory Auditors of the Company is now composed as follows:

Chairman	Roberto Capone
Acting Auditors	Vincenzo Cariello
	Paola Maiorana
	Gianluca Ponzellini
	Ugo Rock
Alternate Auditors	Francesco Di Carlo
	Gabriella Chersicla
	Piera Vitali
	Riccardo Schioppo

INDEPENDENT AUDITORS

The shareholders' meeting held on April 29, 2010 appointed the audit firm PricewaterhouseCoopers S.p.A. to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

At the meeting of April 18, 2014, the Board of Directors confirmed Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) as the manager responsible for preparing Telecom Italia's financial reports.

MACRO-ORGANIZATION CHART AT SEPTEMBER 30, 2015



BOARD OF DIRECTORS
COMPLIANCE DEPARTMENT
V. CAVALLO
IT & SECURITY COMPLIANCE
R. MAZZILLI
AUDIT DEPARTMENT
S. PONZONI
CHAIRMAN
GIUSEPPE RECCHI
CORPORATE SHARED VALUE
M. LOGLI
• TELECOM ITALIA FOUNDATION
• Chairman Office
PUBLIC AFFAIRS
F. BRESCIA
INSTITUTIONAL COMMUNICATION
I. DOMPE'
LEGAL AFFAIRS
A. CUSIMANO
MANAGING DIRECTOR
MARCO PATUANO
QUALITY
P. ALFIERO
ADMINISTRATION, FINANCE AND CONTROL
P. PELUSO
• PERSIDERA
• TELECOM ARGENTINA
BUSINESS SUPPORT OFFICE
P. VANTELLINI
REGULATORY AFFAIRS
A.I. M. PATUANO
PEOPLE VALUE
M. DI LORETO
• HR SERVICES
STRATEGY & INNOVATION
M. DI MAURO
• TIM VENTURES
BRAND STRATEGY & MEDIA
C. VENTURA
NATIONAL WHOLESALE SERVICES
S. CIURLI
• TI SAN MARINO
CONSUMER
S. DE ANGELIS
BUSINESS
S. BATTIFERRI
• OLIVETTI
• TI DIGITAL SOLUTIONS
OPERATIONS
G.R. OPILIO
• INWIT
TELECOM ITALIA SPARKLE
A. TALOTTA
PRESIDÊNCIA TIM PARTICIPAÇÕES
R. ABREU
FAST ROLLOUT FTTH/B PROJECT
C. Filangieri
OPEN ACCESS
S. Paggi
CARING SERVICES DIVISION
P. Tazzioli
• TELECONTACT CENTER
NETWORK
G. Ferigo
ENGINEERING & TILAB
G. Styf Sjöman
INFORMATION TECHNOLOGY
G. Pancaccini
• TI INFORMATION TECHNOLOGY
PLANNING & OPERATIONS EVOLUTIONS
C. Filangieri
GLOBAL ADVISORY SERVICES
S. Dionisi

On November 2, 2015, Cristoforo Morandini took on the role of Chief Regulatory and Equivalence Officer and assumed responsibility for the Regulatory Affairs function, whose name was also changed to Regulatory Affairs and Equivalence.

On November 5, 2015, the Wholesale function was established reporting directly to the CEO and headed by Stefano Ciurli. Compared with the macro-structure at September 30, 2015, the organizational change has led to the integration in the structure of the Functions Open Access and National Wholesale Services.

INFORMATION FOR INVESTORS

TELECOM ITALIA S.P.A. SHARE CAPITAL AT SEPTEMBER 30, 2015

Share capital	10,740,236,908.50 euros
Number of ordinary shares (without nominal value)	13,499,911,771
Number of savings shares (without nominal value)	6,027,791,699
Number of Telecom Italia S.p.A. ordinary treasury shares	37,672,014
Number of Telecom Italia S.p.A. ordinary shares held by Telecom Italia Finance S.A.	126,082,374
Percentage of ordinary treasury shares held by the Group to total share capital	0.84%
Market capitalization (based on September 2015 average prices)	20,355 million euros

Regarding the trading of shares issued by Group companies on regulated markets, the ordinary and savings shares of Telecom Italia S.p.a. are listed in Italy (FTSE index), as well as the ordinary shares of INWIT S.p.A., whereas the ordinary shares of Tim Participações S.A. are listed in Brazil (BOVESPA index). The ordinary and savings shares of Telecom Italia Media S.p.A. ceased trading on September 30, 2015, with effect from 11.59 pm on that day, when the merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A came into force, with consequent exchange of the shares of the former held by third parties with shares of the parent company.

The ordinary and savings shares of Telecom Italia S.p.A., and the ordinary shares of Tim Participações S.A. are also listed on the NYSE (New York Stock Exchange); trading occurs through ADS (American Depositary Shares) that respectively represent 10 ordinary shares and 10 savings shares of Telecom Italia S.p.A. and 5 ordinary shares of Tim Participações S.A..

SHAREHOLDERS

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at September 30, 2015, supplemented by communications received and other available sources of information (ordinary shares):



(*) Direct and indirect equity investment

With effect from June 17, 2015, the shareholder agreement in place between the shareholders of Telco S.p.A. was dissolved, as disclosed by public notices in accordance with the applicable regulations. As a result, there are no longer any significant shareholder agreements for Telecom Italia pursuant to Article 122 of Italian Legislative Decree 58/1998.

MAJOR HOLDINGS IN SHARE CAPITAL

At September 30, 2015, taking into account the results in the Shareholders Book, communications sent to Consob and the Company pursuant to Legislative Decree 58 dated February 24, 1998, art. 120 and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital are as follows:

Holder	Type of ownership	Percentage of ownership
Vivendi S.A.	Direct/Indirect	15.47%
JPMorgan Chase & Co.	Indirect	(*) 3.58%
People's Bank of China	Direct	2.07%

(*) plus an additional 1.05% without voting rights.

On October 22, 2015, Vivendi S.A. notified Consob of a direct and indirect holding of 20.03% of the ordinary share capital of Telecom Italia S.p.A..
On March 12, 2014, Blackrock Inc. notified Consob that, as an asset management company, it indirectly held a quantity of ordinary shares equal to 4.78% of the total ordinary shares of Telecom Italia S.p.A. at September 30, 2015.

COMMON REPRESENTATIVES

- The special meeting of the savings shareholders held on May 22, 2013 elected Dario Trevisan as the common representative for three financial years (up to the approval of the financial statements for the year ended December 31, 2015).
- By decree of April 11, 2014, the Milan Court confirmed the appointment of Enrico Cotta Ramusino (already appointed by decree of March 7, 2011) as the common representative of the bondholders for the "Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired", with a mandate for the three-year period 2014-2016.
- By decree of June 12, 2015, the Milan Court appointed Monica Iacoviello as the common representative of the bondholders for the "Telecom Italia S.p.A. 1,250,000,000 euros 5.375 percent Notes due 2019" up to the approval of the 2017 Annual Report.

RATING AT SEPTEMBER 30, 2015

At September 30, 2015, the three rating agencies — Standard & Poor's, Moody's and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR'S	BB+	Stable
MOODY'S	Ba1	Negative
FITCH RATINGS	BBB-	Negative

WAIVER OF THE OBLIGATION TO PUBLISH DISCLOSURE DOCUMENTS FOR EXTRAORDINARY OPERATIONS

On January 17, 2013, the board of directors of Telecom Italia S.p.A. resolved to exercise the option, as per article 70 (8) and article 71 (1 bis) of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The effect of non-recurring events and transactions on the results of the Telecom Italia Group is set out below.

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014
Operating revenues and other income:		
Other income	–	74
Acquisition of goods and services	(6)	–
Employee benefits expenses - Charges and provisions for employee benefits	(48)	(1)
Other operating expenses – Charges and provisions for risks	(400)	(2)
Change in inventories	(6)	–
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	**(460)**	**71**
Gains (losses) on non-current assets:		
Gains on disposals of non-current assets	336	38
Impact on EBIT – Operating profit (loss)	**(124)**	**109**
Other income (expenses) from investments:		
Income and gains on disposals of other investments	11	–
Fair value measurement of the investment in Trentino NGN S.r.l.	–	11
Finance expenses – Other finance expenses related to litigations	(18)	
Impact on profit (loss) before tax from continuing operations	**(131)**	**120**
Effect on income taxes on non-recurring items	25	(18)
Income/(Expenses) relating to Discontinued operations	–	(2)
Impact on profit (loss) for the period	**(106)**	**100**

POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In the first nine months of 2015, the Telecom Italia Group did not perform any atypical and/or unusual transactions, as defined by Consob Communication DEM/6064293 of July 28, 2006.

ALTERNATIVE PERFORMANCE MEASURES

In this Interim Report at September 30, 2015 of the Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, certain *alternative performance measures* are presented for purposes of a better understanding of the trend of operations and financial condition. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The alternative performance measures used are described below:

- **EBITDA:** this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to **EBIT**. These measures are calculated as follows:

Profit (loss) before tax from continuing operations	
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)	
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets	

- **Organic change in Revenues, EBITDA and EBIT**: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.
  Telecom Italia believes that the presentation of the organic change in revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). This method of presenting information is also used in presentations to analysts and investors. This Interim Report provides a reconciliation between the "reported" figure and the "comparable" figure.

- **Net Financial Debt:** Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Interim Report includes a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.
  To better represent the real performance of Net Financial Debt, in addition to the usual indicator (called "Net financial debt carrying amount"), "Adjusted net financial debt" is also shown, which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	**Gross financial debt**
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	**Financial assets**
C=(A - B)	**Net financial debt carrying amount**
D)	**Reversal of fair value measurement of derivatives and related financial assets/liabilities**
E=(C + D)	**Adjusted net financial debt**

TELECOM ITALIA GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30,2015




Contents

TELECOM ITALIA GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2015

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Assets

(millions of euros)	note	9/30/2015	12/31/2014
Non-current assets			
Intangible assets			
Goodwill	4)	29,542	29,943
Intangible assets with a finite useful life	5)	6,045	6,827
		35,587	**36,770**
Tangible assets	6)		
Property, plant and equipment owned		11,906	12,544
Assets held under finance leases		2,051	843
		13,957	**13,387**
Other non-current assets			
Investments in associates and joint ventures accounted for using the equity method		59	36
Other investments		42	43
Non-current financial assets		2,918	2,445
Miscellaneous receivables and other non-current assets		1,618	1,571
Deferred tax assets		943	1,118
		5,580	**5,213**
Total Non-current assets	**(a)**	**55,124**	**55,370**
Current assets			
Inventories		291	313
Trade and miscellaneous receivables and other current assets		5,348	5,615
Current income tax receivables		19	101
Current financial assets			
Securities other than investments, financial receivables and other current financial assets		2,172	1,611
Cash and cash equivalents		4,534	4,812
		6,706	6,423
Current assets sub-total		**12,364**	**12,452**
Discontinued operations/Non-current assets held for sale	7)		
of a financial nature		258	165
of a non-financial nature		4,403	3,564
		4,661	**3,729**
Total Current assets	**(b)**	**17,025**	**16,181**
Total Assets	**(a+b)**	**72,149**	**71,551**

Equity and Liabilities

(millions of euros)	note	9/30/2015	12/31/2014
Equity	8)		
Share capital issued		10,740	10,723
less: Treasury shares		(90)	(89)
Share capital		**10,650**	**10,634**
Paid-in capital		1,731	1,725
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		5,581	5,786
Equity attributable to owners of the Parent		**17,962**	**18,145**
Non-controlling interests		4,073	3,554
Total Equity	**(c)**	**22,035**	**21,699**
Non-current liabilities			
Non-current financial liabilities	9)	31,285	32,325
Employee benefits		1,023	1,056
Deferred tax liabilities		541	438
Provisions		563	720
Miscellaneous payables and other non-current liabilities		1,030	697
Total Non-current liabilities	**(d)**	**34,442**	**35,236**
Current liabilities			
Current financial liabilities	9)	6,206	4,686
Trade and miscellaneous payables and other current liabilities		7,317	8,376
Current income tax payables		4	36
Current liabilities sub-total		**13,527**	**13,098**
Liabilities directly associated with Discontinued operations/Non-current assets held for sale	7)		
of a financial nature		358	43
of a non-financial nature		1,787	1,475
		2,145	**1,518**
Total Current Liabilities	**(e)**	**15,672**	**14,616**
Total Liabilities	**(f=d+e)**	**50,114**	**49,852**
Total Equity and Liabilities	**(c+f)**	**72,149**	**71,551**

SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	note	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014
Revenues		**4,778**	**5,421**	**14,875**	**15,972**
Other income		75	92	206	275
Total operating revenues and other income		**4,853**	**5,513**	**15,081**	**16,247**
Acquisition of goods and services		(1,969)	(2,330)	(6,343)	(6,887)
Employee benefits expenses		(728)	(724)	(2,433)	(2,320)
Other operating expenses		(272)	(296)	(1,160)	(855)
Change in inventories		(64)	(58)	(6)	(15)
Internally generated assets		163	138	477	418
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		**1,983**	**2,243**	**5,616**	**6,588**
Depreciation and amortization		(1,034)	(1,075)	(3,164)	(3,229)
Gains (losses) on disposals of non-current assets		69	–	348	35
Impairment reversals (losses) on non-current assets		–	–	–	(1)
Operating profit (loss) (EBIT)		**1,018**	**1,168**	**2,800**	**3,393**
Share of losses (profits) of associates and joint ventures accounted for using the equity method		1	–	1	(5)
Other income (expenses) from investments		10	–	14	15
Finance income		441	765	2,020	1,630
Finance expenses		(930)	(1,256)	(3,993)	(3,367)
Profit (loss) before tax from continuing operations		**540**	**677**	**842**	**1,666**
Income tax expense		(196)	(220)	(389)	(637)
Profit (loss) from continuing operations		**344**	**457**	**453**	**1,029**
Profit (loss) from Discontinued operations/Non-current assets held for sale	7)	150	126	480	386
Profit (loss) for the period		**494**	**583**	**933**	**1,415**
Attributable to:					
Owners of the Parent		**333**	**442**	**362**	**985**
Non-controlling interests		161	141	571	430

(euros)	9 months to 9/30/2015	9 months to 9/30/2014
Earnings per share:		
Basic and Diluted Earnings Per Share (EPS)		
Ordinary Share	0.01	0.04
Savings Share	0.02	0.05
of which:		
from Continuing operations attributable to Owners of the Parent		
Ordinary Share	0.01	0.04
Savings Share	0.02	0.05

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Note 8

(millions of euros)		3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014
Profit (loss) for the period	(a)	494	583	933	1,415
Other components of the Consolidated Statements of Comprehensive Income					
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements					
Remeasurements of employee defined benefit plans (IAS 19):					
Actuarial gains (losses)		–	–	56	(129)
Net fiscal impact		–	–	(15)	35
	(b)	–	–	41	(94)
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:					
Profit (loss)		–	–	–	–
Net fiscal impact		–	–	–	–
	(c)	–	–	–	–
Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c)	–	–	41	(94)
Other components that subsequently will be reclassified in the Separate Consolidated Income Statements					
Available-for-sale financial assets:					
Profit (loss) from fair value adjustments		2	15	(19)	56
Loss (profit) transferred to the Separate Consolidated Income Statements		18	(4)	(45)	(19)
Net fiscal impact		(2)	(2)	16	(9)
	(e)	18	9	(48)	28
Hedging instruments:					
Profit (loss) from fair value adjustments		(161)	374	1,007	313
Loss (profit) transferred to the Separate Consolidated Income Statements		326	(414)	(486)	(513)
Net fiscal impact		(47)	10	(145)	55
	(f)	118	(30)	376	(145)
Exchange differences on translating foreign operations:					
Profit (loss) on translating foreign operations		(1,350)	(72)	(1,739)	(44)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements		–	–	(1)	–
Net fiscal impact		–	–	–	–
	(g)	(1,350)	(72)	(1,740)	(44)
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:					
Profit (loss)		–	–	–	–
Loss (profit) transferred to the Separate Consolidated Income Statements		–	–	–	–
Net fiscal impact		–	–	–	–
	(h)	–	–	–	–
Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h)	(1,214)	(93)	(1,412)	(161)
Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i)	(1,214)	(93)	(1,371)	(255)
Total comprehensive income (loss) for the period	(a+k)	(720)	490	(438)	1,160
Attributable to:					
Owners of the Parent		(446)	343	(469)	910
Non-controlling interests		(274)	147	31	250

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Changes from January 1, 2014 to September 30, 2014

(millions of euros)	Equity attributable to owners of the Parent								Total	Non-controlling interests	Total equity
	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurem. of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period			
Balance at December 31, 2013	10,604	1,704	39	(561)	(377)	132	–	5,520	17,061	3,125	20,186
Changes in equity during the period:											
Dividends approved								(166)	(166)	(128)	(294)
Total comprehensive income (loss) for the period			28	(145)	136	(94)		985	910	250	1,160
Effect of Rete A acquisition									–	40	40
Issue of equity instruments	30	21						7	58		58
Other changes						(72)		91	19	39	58
Balance at September 30, 2014	10,634	1,725	67	(706)	(241)	(34)	–	6,437	17,882	3,326	21,208

Changes from January 1, 2015 to September 30, 2015 Note 8

(millions of euros)	Equity attributable to owners of the Parent								Total	Non-controlling interests	Total equity
	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurem. of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period			
Balance at December 31, 2014	10,634	1,725	75	(637)	(350)	(96)	–	6,794	18,145	3,554	21,699
Changes in equity during the period:											
Dividends approved								(166)	(166)	(84)	(250)
Total comprehensive income (loss) for the period			(48)	376	(1,200)	41		362	(469)	31	(438)
INWIT - effect of sale of the non-controlling interest								279	279	560	839
Merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A.	7	6						(39)	(26)	17	(9)
Convertible bond issue maturing 2022 - equity component								186	186		186
Issue of equity instruments	9							9	18		18
Other changes								(5)	(5)	(5)	(10)
Balance at September 30, 2015	10,650	1,731	27	(261)	(1,550)	(55)	–	7,420	17,962	4,073	22,035

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)	note		9 months to 9/30/2015	9 months to 9/30/2014
Cash flows from operating activities:				
Profit (loss) from continuing operations			453	1,029
Adjustments for:				
Depreciation and amortization			3,164	3,229
Impairment losses (reversals) on non-current assets (including investments)			6	6
Net change in deferred tax assets and liabilities			128	260
Losses (gains) realized on disposals of non-current assets (including investments)			(359)	(35)
Share of losses (profits) of associates and joint ventures accounted for using the equity method			(1)	5
Change in employee benefits			32	(33)
Change in inventories			19	11
Change in trade receivables and net amounts due from customers on construction contracts			315	(314)
Change in trade payables			(873)	(651)
Net change in current income tax receivables/payables			36	391
Net change in miscellaneous receivables/payables and other assets/liabilities			904	(433)
Cash flows from (used in) operating activities	**(a)**		**3,824**	**3,465**
Cash flows from investing activities:				
Purchase of intangible assets	5)		*(1,210)*	*(1,018)*
Purchase of tangible assets	6)		*(3,390)*	*(1,622)*
Total purchase of intangible and tangible assets on an accrual basis			(4,600)	(2,640)
Change in amounts due for purchases of intangible and tangible assets			806	*(388)*
Total purchase of intangible and tangible assets on a cash basis			(3,794)	(3,028)
Acquisition of control in subsidiaries or other businesses, net of cash acquired			(5)	(8)
Acquisitions/disposals of other investments			(29)	(1)
Change in financial receivables and other financial assets			(893)	(635)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			–	–
Proceeds from sale/repayment of intangible, tangible and other non-current assets			699	78
Cash flows from (used in) investing activities	**(b)**		**(4,022)**	**(3,594)**
Cash flows from financing activities:				
Change in current financial liabilities and other			787	969
Proceeds from non-current financial liabilities (including current portion)			4,000	3,349
Repayments of non-current financial liabilities (including current portion)			(5,286)	(5,594)
Share capital proceeds/reimbursements (including subsidiaries)			186	11
Dividends paid			(204)	(252)
Changes in ownership interests in consolidated subsidiaries			855	–
Cash flows from (used in) financing activities	**(c)**		**338**	**(1,517)**
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	**(d)**	7)	**(5)**	**(324)**
Aggregate cash flows	**(e=a+b+c+d)**		**135**	**(1,970)**
Net cash and cash equivalents at beginning of the period	**(f)**		**4,910**	**6,296**
Net foreign exchange differences on net cash and cash equivalents	**(g)**		**(400)**	**(31)**
Net cash and cash equivalents at end of the period	**(h=e+f+g)**		**4,645**	**4,295**

Additional Cash Flow Information

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014
Income taxes (paid) received	(186)	(6)
Interest expense paid	(1.855)	(4,132)
Interest income received	699	2,810
Dividends received	3	5

Analysis of Net Cash and Cash Equivalents

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014
Net cash and cash equivalents at beginning of the period		
Cash and cash equivalents - from continuing operations	4,812	5,744
Bank overdrafts repayable on demand - from continuing operations	(19)	(64)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	117	616
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	–	–
	4,910	**6,296**
Net cash and cash equivalents at end of the period		
Cash and cash equivalents - from continuing operations	4,534	4,106
Bank overdrafts repayable on demand - from continuing operations	(1)	(103)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	112	292
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	–	–
	4,645	**4,295**

NOTE 1
FORM, CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia S.p.A. (the "**Parent**") and its subsidiaries form the "Telecom Italia Group" or the "Group".
Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.
The registered offices of the Parent, Telecom Italia, are located in Milan, Italy at Via Gaetano Negri 1.
The duration of Telecom Italia S.p.A., as stated in the company's bylaws, extends until December 31, 2100.
The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.
The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.
The Telecom Italia Group condensed consolidated financial statements at September 30, 2015 have been prepared on a going concern basis (further details are provided in the Note "Accounting policies") and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as "**IFRS**"), as well as the laws and regulations in force in Italy.
In particular, the Telecom Italia Group condensed consolidated financial statements at September 30, 2015 have been prepared in accordance with IAS 34 (*Interim Financial Reporting*) and, as permitted by this standard, do not include all the information that would be required in annual financial statements; accordingly, these financial statements should be read together with the 2014 Telecom Italia Group consolidated financial statements.
For purposes of comparison, the consolidated statement of financial position at December 31, 2014, the separate consolidated income statement and the consolidated statement of comprehensive income for the third quarter 2014 and the first nine months of 2014, as well as the consolidated statement of cash flows and the consolidated statement of changes in equity for the first nine months of 2014 have been presented.
The Telecom Italia Group condensed consolidated financial statements at September 30, 2015 are expressed in euro (rounded to the nearest million unless otherwise indicated).
Publication of the Telecom Italia Group condensed consolidated financial statements at September 30, 2015 was approved by resolution of the board of directors' meeting held on November 5, 2015.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

- the **consolidated statement of financial position** has been prepared by classifying assets and liabilities according to the "current and non-current" criterion;
- the **separate consolidated income statement** has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with Telecom Italia Group's industrial sector.
  In addition to EBIT or Operating profit (loss), the separate consolidated income statement includes the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.
  In particular, besides EBIT, EBITDA is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations	
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)	
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets	

- the **Consolidated statement of comprehensive income** includes the profit or loss for the period as shown in the separate consolidated income statement and all other non-owner changes in equity;
- the **consolidated statement of cash flows** has been prepared by presenting cash flows from operating activities according to the "indirect method", as permitted by IAS 7 (*Statement of Cash Flows*).

SEGMENT REPORTING

An operating segment is a component of an entity:
- that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
- whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources (for the Telecom Italia Group, the Board of Directors of the Parent) to be allocated to the segment and assess its performance; and
- for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographical location for the telecommunications business (Domestic and Brazil) and according to the specific businesses for the other segments.
The term "operating segment" is considered synonymous with "Business Unit".
The operating segments of the Telecom Italia Group are as follows:

- **Domestic**: includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), the operations of Olivetti (products and services for Information Technology) as well as INWIT S.p.A. and the units supporting the Domestic sector;
- **Brazil**: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;
- **Media**: through Persidera S.p.A. it operates in the management of Digital Multiplexes, as well as the provision of accessory services and digital signal broadcasting platforms to third parties;
- **Other Operations**: include finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

NOTE 2
ACCOUNTING POLICIES

GOING CONCERN

The condensed consolidated financial statements at September 30, 2015 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Group's ability to continue as a going concern:

- the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the Telecom Italia Group are exposed:
  - changes in the general macroeconomic situation in the Italian, European and South American markets, as well as the volatility of financial markets in the Eurozone;
  - variations in business conditions;
  - changes to laws and regulations (price and rate variations);
  - outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;
  - financial risks (interest rate and/or exchange rate trends, changes in the Group's credit rating by rating agencies);
- the mix between equity and debt capital considered optimal as well as the policy for the remuneration of equity, described in the 2014 consolidated financial statements in the paragraph devoted to the "Share capital information" under the Note "Equity";
- the policy for financial risk management (market risk, credit risk and liquidity risk) as described in the Note "Financial risk management" in the annual consolidated financial statements at December 31, 2014.

ACCOUNTING POLICIES AND PRINCIPLES OF CONSOLIDATION

The accounting policies and principles of consolidation adopted in the preparation of the condensed consolidated financial statements at September 30, 2015 have been applied on a basis consistent with those used for the annual consolidated financial statements at December 31, 2014, to which reference should be made, except for:
- the use of the new standards and interpretations adopted by the Group since January 1, 2015, hereinafter described;
- the changes required because of the nature of interim financial reporting.

Furthermore, in the condensed consolidated financial statements at September 30, 2015, the income tax expense for the first nine months of the individual consolidated companies is calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the profit for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, and classified as an adjustment to "Deferred tax liabilities"; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in "Deferred tax assets".

USE OF ESTIMATES

The preparation of the condensed consolidated financial statements at September 30, 2015 and related disclosure requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the period. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

With regard to the most important accounting estimates, please refer to those illustrated in the annual consolidated financial statements at December 31, 2014.

NEW STANDARDS AND INTERPRETATIONS ENDORSED BY THE EU AND IN FORCE FROM JANUARY 1, 2015

As required by IAS 8 (*Accounting Policies, Changes in Accounting Estimates and Errors*), the following is a brief description of the IFRS in force from January 1, 2015.

- **Improvements to the IFRS (2011-2013 cycle)**
  On December 18, 2014, EC Regulation no. 1361-2014 was issued, applying several improvements to the IFRS for the period 2011-2013, at EU level.
  The improvements to the IFRS specifically concern the following aspects:
  – "Amendment to IFRS 3 – *Business combinations*"; the amendment clarifies that IFRS 3 does not apply in the accounting for the establishment of a joint arrangement (IFRS 11) in its financial statements;
  – "Amendment to IFRS 13 – *Fair value measurement*"; the amendment clarifies that the exception from the principle of measuring assets and liabilities based on net portfolio exposure also applies to all contracts that come under the scope of IAS 39 even if they do not meet the requirements established by IAS 32 to be classified as financial assets/liabilities;
  – "Amendment to IAS 40 – *Investment property*".
  The adoption of these amendments had no impact on the condensed consolidated financial statements at September 30, 2015.

- **Improvements to the IFRS (2010–2012 cycle)**
  On December 17, 2014, EC Regulation no. 28-2015 was issued, applying several improvements to the IFRS for the period 2010-2012, at EU level. In particular, the following is noted:
  – **IFRS 2 - *Share-based payments*** (Definition of vesting condition): the amendment clarifies the meaning of "vesting conditions" by separately defining "performance conditions" and "service conditions";
  – **IFRS 3 - *Business combinations*** (Accounting Recognition of "contingent consideration" in a business combination): the amendment clarifies how any "contingent consideration" agreed within a business combination must be classified and measured;
  – **IFRS 8 - *Operating segments*** (Aggregation of operating segments and reconciliation of the total of the reportable segments' assets to the entity's assets): the amendment introduces an additional disclosure to be made in the financial statements. Specifically, a brief description must be provided on how the segments have been aggregated and the economic indicators assessed in determining that the aggregated operating segments share similar economic characteristics;
  – **IAS 24 - *Related party disclosures*** (key management personnel services): the amendment clarifies that any company (or any member of a group it belongs to) that provides key

management personnel services to the reporting entity or its parent is also a related party. The costs incurred for these services require separate disclosure.

The adoption of these amendments had no impact on the condensed consolidated financial statements at September 30, 2015.

- **Amendments to IAS 19 - *Employee Benefits*** (Defined Benefit Plans - Employee contributions)
  On December 17, 2014, EC Regulation no. 29-2015 was issued, applying some amendments to IAS 19 (Employee benefits) at EU level.
  These amendments are aimed at clarifying the accounting for employee contributions under a defined benefit plan.
  The adoption of these amendments had no impact on the condensed consolidated financial statements at September 30, 2015.

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB BUT NON YET ENDORSED BY THE EU

At the date of preparation of the accompanying condensed consolidated financial statements, the following new standards and interpretations had been issued by IASB but not yet endorsed by the EU.

	Mandatory application starting from
IFRS 14 (Regulatory Deferral Accounts)	1/1/2016
Amendments to IFRS 11 (Joint Arrangements) - Accounting for Acquisitions of Interests in Joint Operations	1/1/2016
Amendments to IAS 16 (*Property, Plant and Equipment*) and IAS 38 (*Intangible Assets*) - Clarification of acceptable methods of depreciation and amortization	1/1/2016
Amendments to IFRS 10 *(Consolidated Financial Statements)* and to IAS 28 *(Investments in Associates and Joint Ventures):* Sale or contribution of assets between an investor and its associate/joint venture	To be set
Improvements to the IFRS (2012-2014 cycle)	1/1/2016
Amendments to IAS 27: Equity method in the Separate Financial Statements	1/1/2016
Amendments to IFRS 12 (*Disclosure of Interests in Other entities*), IFRS 10 (*Consolidated Financial Statements*) and to IAS 28 (*Investments in Associates and Joint Ventures*) – Investment Entities: Consolidation exception	1/1/2016
Amendments to IAS 1 (*Presentation of Financial Statements*): disclosure initiative	1/1/2016
IFRS 15 (*Revenue from Contracts with Customers*)	1/1/2018
IFRS 9 (*Financial Instruments*)	1/1/2018

The potential impacts on the consolidated financial statements from application of these amendments are currently being assessed.

NOTE 3
SCOPE OF CONSOLIDATION

The changes in the scope of consolidation at September 30, 2015 compared to December 31, 2014 are listed below.

Subsidiaries entering/exiting the scope of consolidation:

Company		Business Unit	Month
Entry:			
INWIT S.p.A.	New company	Domestic	January 2015
ALFABOOK S.r.l	New acquisition	Domestic	July 2015
TIM Caring S.r.l.	New company	Domestic	July 2015
Exit:			
Olivetti Engineering S.A.	Liquidated	Domestic	March 2015
Olivetti France S.A.S.	Liquidated	Domestic	May 2015
Olivetti I-Jet S.p.A.	Liquidated	Domestic	June 2015
Telecom Italia Sparkle Hungary K.F.T.	Liquidated	Domestic	June 2015
Merger:			
Telecom Italia Media S.p.A.	Merged into Telecom Italia S.p.A.	Media	September 2015

In addition to that noted above, the changes in the scope of consolidation at September 30, 2015 compared to September 30, 2014 are listed below:

Company		Business Unit	Month
Merger:			
Med 1 Netherlands B.V.	Merged into Med 1 Italy S.r.l.	Domestic	December 2014
Med 1 Italy S.r.l.	Merged into Med Nautilus Italy S.p.A.	Domestic	December 2014

The breakdown by number of subsidiaries and associates of the Telecom Italia Group is as follows:

Companies:	9/30/2015		
	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	25	58	83
joint ventures accounted for using the equity method	1	-	1
associates accounted for using the equity method	17	-	17
Total companies	**43**	**58**	**101**

(*) Including subsidiaries posted under Discontinued operations/Non-current assets held for sale

Companies:	12/31/2014		
	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	24	61	85
associates accounted for using the equity method	16	-	16
Total companies	**40**	**61**	**101**

(*) Including subsidiaries posted under Discontinued operations/Non-current assets held for sale

Companies:	9/30/2014		
	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	26	61	87
associates accounted for using the equity method	14	-	14
Total companies	**40**	**61**	**101**

(*) Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

NOTE 4
GOODWILL

Goodwill shows the following breakdown and changes during the first nine months of 2015:

(millions of euros)	12/31/2014	Increase	Decrease	Impairments	Exchange differences	9/30/2015
Domestic	28,443	4				28,447
Core Domestic	28,031	4				28,035
International Wholesale	412					412
Brazil	1,471				(405)	1,066
Media	29					29
Other Operations	–					–
Total	**29,943**	**4**	**–**	**–**	**(405)**	**29,542**

In July 2015, Telecom Italia Digital Solution S.p.A. acquired 100% of the company Alfabook S.r.l., operating in the digital educational publishing sector, for a price of 5 million euros.
An amount of 4 million euros was recognized as provisional goodwill with respect to that transaction, as permitted by IFRS 3. During the 12 months following the transaction, the provisional amounts of assets and liabilities acquired may be adjusted retroactively to reflect their fair value at the acquisition date, with consequent recalculation of the value of goodwill.

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually.
As in previous years, the updated impairment testing of the recoverable amount of goodwill will be performed during the preparation of the 2015 annual report, also on the basis of the cash flows envisaged in the new 2016-2018 Industrial Plan, due to be approved shortly.
In particular, at September 30, 2015, with respect to the Domestic Business Unit, no external or internal events were identified giving reason to believe a new impairment test was required. Accordingly, the amounts of goodwill allocated to the individual Cash Generating Units were confirmed.
With regard to the Brazil Business Unit, in September there was a negative difference between the market capitalization and the carrying amount of the CGU (based on the month-end listed price) in a general situation of high uncertainty and volatility in the macroeconomic environment and the Brazilian financial markets. The company is preparing a new 2016–2018 Industrial Plan, which contains measures that represent a major shift from the past, with the start of a business transformation process that will enable the company – in this period of profound change in the reference market – to respond better to the challenges of the market and to defend the value of the Brazilian asset. In view of the above-mentioned situation of high uncertainty and volatility in the operating environment and the work being carried out on the new Industrial Plan, the impairment testing will be conducted during the preparation of the annual report.

NOTE 5
INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life decreased by 782 million euros compared to December 31, 2014. The breakdown and movements are as follows:

(millions of euros)	12/31/2014	Additions	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	9/30/2015
Industrial patents and intellectual property rights	2,223	668	(972)			(278)		341	1,982
Concessions, licenses, trademarks and similar rights	3,120	168	(296)			(126)		3	2,869
Other intangible assets	134	49	(103)			(3)			77
Work in progress and advance payments	1,350	325			(3)	(272)	56	(339)	1,117
Total	**6,827**	**1,210**	**(1,371)**	**–**	**(3)**	**(679)**	**56**	**5**	**6,045**

Additions in the first nine months of 2015 also included 232 million euros of internally generated assets (226 million euros in the first nine months of 2014).

Industrial patents and intellectual property rights at September 30, 2015 essentially consist of applications software purchased outright and user license rights of unlimited duration acquired, and relate to Telecom Italia S.p.A. (1,195 million euros) and the Brazil Business Unit (755 million euros).

Concessions, licenses, trademarks and similar rights at September 30, 2015 mainly consisted of:
- unamortized cost of telephone licenses and similar rights (2,092 million euros for Telecom Italia S.p.A. and 357 million euros for the Brazil Business Unit). Additions for the first nine months of 2015 included the renewal by the Parent of the GSM license for a period of 3 years, namely until June 2018, for a price of 117 million euros, already fully paid;
- Indefeasible Rights of Use -IRU (291 million euros) mainly relating to companies of the Telecom Italia Sparkle group (International Wholesale);
- TV frequencies of the Media Business Unit (128 million euros).

Other intangible assets with a finite useful life at September 30, 2015 essentially consisted of 67 million euros of capitalized subscriber acquisition costs (SAC) connected with certain commercial deals offered by Telecom Italia S.p.A. and mainly related to commissions for the sales network on customer contracts with a set contractual period. Additions for the first nine months of 2015 included the outlay, of around 2 million euros, incurred for the acquisition of around 100,000 mobile telephone customers from the company Noverca Italia S.r.l..

Work in progress and advance payments include the acquisition by the Tim Brasil group, in 2014, of the user rights for the 700 MHz frequencies through which it will be able to offer fourth Generation technology mobile services (4G). The assignment of the license also entailed participation in the consortium that will carry out the cleaning up of the 700 MHz spectrum, currently used by television broadcasters. The total investment made in 2014 amounted to around 2.9 billion reais. Since the assets require a period of more than 12 months to be ready for use, in the first nine months of 2015, borrowing costs of 56 million euros have been capitalized, as they are directly attributable to the acquisition. The yearly rate used for the capitalization of borrowing costs is 13.3%. Capitalized borrowing costs in reais have been recorded as a direct reduction of the income statement item "Finance expenses - Interest expenses to banks".

NOTE 6
TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned decreased by 638 million euros compared to December 31, 2014. The breakdown and movements are as follows:

(millions of euros)	12/31/2014	Additions	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	9/30/2015
Land	131	8				(4)		135
Buildings (civil and industrial)	320	16	(28)			(6)	10	312
Plant and equipment (*)	10,912	1,487	(1,517)		(118)	(654)	353	10,463
Manufacturing and distribution equipment	40	6	(11)				1	36
Other	440	56	(124)		(3)	(43)	44	370
Construction in progress and advance payments	701	421			(2)	(47)	(483)	590
Total	**12,544**	**1,994**	**(1,680)**	**–**	**(123)**	**(754)**	**(75)**	**11,906**

(*) The amounts shown in Depreciation and Other changes take account of the effects resulting from the remeasurement of the Provision for restoration costs due to the revision of the useful life of the passive infrastructure of the Base Transceiver Stations.

Additions in the first nine months of 2015 included 245 million euros of internally generated assets (192 million euros in the first nine months of 2014).

In June 2015 two properties and the related land were also purchased, previously leased under financial leases, for a total outlay of 27 million euros; the purchase resulted in additions of 12 million euros under the item "Buildings (civil and industrial)" and of 8 million euros under the item "Land", as well as a reduction in the remaining financial debt of 7 million euros. In addition, the column "Other changes" includes 4 million euros for the reclassification of the remaining value of these properties, from the assets held under finance leases and the related improvements made.

With regard to the depreciation of the passive infrastructure of the mobile telephone Base Transceiver Stations, with effect from January 1, 2015, the Parent Telecom Italia has revised their useful life from thirteen to twenty-eight years and applied this change on a prospective basis.
This revision was made to take account of the update of the average expected duration of the leases of the areas that infrastructure is located on, also in view of the plan to generate value from these assets, particularly through the subsidiary INWIT S.p.A., and in consideration of their technical obsolescence.
In particular, the useful lives were updated on the basis of the average duration of the leases, as well as of an appraisal by an external expert.
As a result, in the first nine months of 2015, 18 million euros less of depreciation expense was recognized for the period.
For the assets at September 30, 2015, the lower estimated depreciation for future periods may be broken down as follows:
- 6 million euros for the remaining three months of 2015;
- 24 million euros for the year 2016;
- 22 million euros for the year 2017;
- 19 million euros for the year 2018.

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases increased by 1,208 million euros compared to December 31, 2014. The breakdown and movements are as follows:

(millions of euros)	12/31/2014	Additions	Change in financial leasing contracts	Depreciation and amortization	Exchange differences	Other changes	9/30/2015
Land under lease			16				16
Buildings (civil and industrial)	813	26	1,002	(105)		11	1,747
Plant and equipment leased	–		343	(6)	(70)		267
Other	2	–	6	(2)			6
Construction in progress and advance payments	28	3				(16)	15
Total	**843**	**29**	**1,367**	**(113)**	**(70)**	**(5)**	**2,051**

The additions consisted of improvements and incremental expenses incurred for movable and immovable third-party assets used on the basis of finance lease agreements.

At the end of 2014, Telecom Italia launched a major real estate project, aimed on the one hand at rationalizing the use of space for industrial use in a manner consistent with the evolution of next-generation networks, and on the other at optimizing the number of office/other buildings by the creation of functional "hubs" adopting a modern and more efficient occupation of space, re-qualifying the workplace in such a way - ensuring habitability and identity - as to encourage exchange, communication and relations among colleagues in order to stimulate change, dynamism and individual initiative.
The Project involves a restructuring process, the closure of some properties and renegotiations of agreements with the owners, all with a view to efficiency and cost-cutting, mainly by extending contract expiries and reducing lease payments. In particular, with reference to the first nine months of 2015, it is pointed out that:

- properties of strategic importance were selected, in relation to their present or foreseeable use, were identified, in line with the technological evolution of the network and the new ICT services. Two of these properties were purchased in June 2015, while for a third, part of Acilia's complex, it was decided to renegotiate the contract as described below;

- for a first block of approx. 600 real estate leases, the renegotiation and/or conclusion of new contracts was completed between June and September 2015. Prior to these renegotiations, in accordance with IAS 17 (Leases), more than half of these contracts were classified as operating leases with consequent recognition of the rent under leasing costs in the income statement; the remaining contracts were defined as financial leases, and were therefore accounted for, in accordance with IAS 17, with recognition of Tangible Asset - Properties and the related financial debt in the balance sheet. The renegotiation and/or conclusion of new contracts resulted, on the one hand, in the change of classification from operating leases to financial leases; on the other - with regard to the properties whose contracts were already classified as financial lease - in the "re-assessment" of the value of the property and the related payable. This resulted in an overall impact on the balance sheet at September 30, 2015 of 1,018 million euros in terms of higher tangible assets (Land and Buildings) and related payables for financial leases.

Also under the above-mentioned Project, a long-term rental agreement was terminated ahead of time in August 2015 relating to a part of the Acilia complex in Rome (with the extinction of the remaining financial debt of 14 million euros and the recognition of a gain of 8 million euros). At the same time, a new finance lease agreement was signed with the recognition of higher tangible assets and the related liability for the finance lease for a total of 73 million euros (of which 16 million euros for land and 57 million euros for buildings) already included in the overall impact mentioned above.

The item plant and equipment includes the recognition of the value of the telecommunications towers sold by the Tim Brasil group to American Tower do Brasil and subsequently repurchased in the form of finance lease for 1,207 million reais (around 343 million euros).
Under the transaction, the gain for the tangible assets not yet definitively sold has been held in suspense in deferred income (989 million reais corresponding to around 281 million euros).

NOTE 7
DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

Starting from 2013 the Sofora - Telecom Argentina group has been classified under discontinued operations. Accordingly, the related figures are classified in the consolidated statement of financial position under "Discontinued operations/Non-current assets held for sale" and "Liabilities directly associated with Discontinued operations/Non-current assets held for sale".

The Telecom Italia Group, in signing the amendment agreements described below, has confirmed its intention to implement the program for the disposal of the interest in Sofora. These agreements have substantially confirmed the purchasing counterparty's obligation to complete or to ensure the completion of the transaction. The postponement of the date envisaged for the completion of the sale has been caused by, and is still dependent on, conditions outside the Company's control, which could not be reasonably foreseen at the date of signature of the original sale agreement.

AGREEMENTS FOR THE DISPOSAL OF THE SOFORA - TELECOM ARGENTINA GROUP

On November 13, 2013, the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora - Telecom Argentina group, was accepted by Telecom Italia S.p.A. and its subsidiaries Telecom Italia International N.V. and Tierra Argentea S.A., for a total amount of USD 960 million.

In implementation of the above-mentioned agreements, on December 10, 2013, the class B shares of Telecom Argentina and the class B shares of Nortel owned by Tierra Argentea were sold for a total amount of USD 108.7 million. As a result, the Telecom Italia Group's economic interest in Telecom Argentina fell to 19.30%.

The sale of the Sofora shares held by Telecom Italia S.p.A. and its subsidiary Telecom Italia International, on the other hand, is subject to the condition precedent of obtaining the necessary authorizations.

On October 24, 2014, Telecom Italia signed the amendment agreements of the contract for the sale of the interest in the Sofora - Telecom Argentina group to Fintech. In particular:

- the first closing took place on October 29, 2014 and, as a result, 17% of the capital of Sofora was sold. A consideration was received for this closing – also including other related assets – totaling USD 215.7 million. As a result, the Telecom Italia Group's economic interest in Telecom Argentina is now equal to 14.47%;
- the sale of the controlling interest of 51% in the capital of Sofora to Fintech is due to take place within the following two and a half years, subject to approval by the Argentinian regulatory authority;
- the guarantees of performance by Fintech are secured by a pledge made on October 29, 2014 in favor of Telecom Italia and Telecom Italia International, on a debt security for the amount of USD 600.6 million issued by Telecom Italia International and purchased by Fintech.

On October 16, 2015, Telecom Italia S.p.A. acknowledged the decision taken by the Argentinean telecommunications regulator AFTIC (*Autoridad Federal de Tecnologías de la Información y las Comunicaciones*) which denied the authorization for the sale to Fintech of Telecom Italia's controlling interest in Telecom Argentina. Fintech has notified Telecom Italia of its intention to challenge the decision. More details are provided in the note "Events subsequent to September 30, 2015".

At the end of July 2014, the Argentinian Government was in default due to having failed to honor certain commitments relating to its debt contracted in foreign currency. Although this situation is the consequence of impediments of a technical and legal nature, and the main market indicators are not showing any signs of other problem issues, this event may nevertheless aggravate the adverse trends in

Telecom Italia Group
Condensed Consolidated Financial Statements
at September 30, 2015

Note 7
Discontinued operations/Non-current assets
held for sale | 97

the Argentinian macroeconomic environment with repercussions on the exchange rate for the local currency and the level of inflation.

However, since the price for the sale of Sofora - Telecom Argentina group was set in US dollars, in this transaction the Telecom Italia Group is not subject to the risk of changes in the exchange rate for Argentinian Pesos.

— • —

The breakdown of the assets and liabilities of the Sofora - Telecom Argentina group is provided below:

(millions of euros)		9/30/2015	12/31/2014
Discontinued operations/Non-current assets held for sale:			
of a financial nature		258	165
of a non-financial nature		4,403	3,564
Total	**(a)**	**4,661**	**3,729**
Liabilities directly associated with Discontinued operations/Non-current assets held for sale			
of a financial nature		358	43
of a non-financial nature		1,787	1,475
Total	**(b)**	**2,145**	**1,518**
Net value of the assets related to the disposal group	**(a-b)**	**2,516**	**2,211**
of which amounts accumulated through the Comprehensive Income Statement		*(1,330)*	*(1,257)*
Net value of the assets related to the disposal group attributable to the Owners of the Parent		351	307
of which amounts accumulated through the Comprehensive Income Statement		*(167)*	*(157)*
Net value of the assets related to the disposal group attributable to Non-controlling interests		2,165	1,904
of which amounts accumulated through the Comprehensive Income Statement		*(1,163)*	*(1,100)*

The amounts accumulated in Equity through the Consolidated Statements of Comprehensive Income relate to the "Reserve for exchange differences on translating foreign operations", and total -1,330 million euros (-1,257 million euros at December 31, 2014).

The **assets of a financial nature** are broken down as follows:

(millions of euros)	9/30/2015	12/31/2014
Non-current financial assets	35	30
Current financial assets	223	135
Total	**258**	**165**

The **assets of a non-financial nature** are broken down as follows:

(millions of euros)	9/30/2015	12/31/2014
Non-current assets	3,595	2,962
Intangible assets	*1,449*	*1,176*
Tangible assets	*2,124*	*1,766*
Other non-current assets	*22*	*20*
Current assets	808	602
Total	**4,403**	**3,564**

Telecom Italia Group
Condensed Consolidated Financial Statements
at September 30, 2015

Note 7
Discontinued operations/Non-current assets
held for sale | 98

The **liabilities of a financial nature** are broken down as follows:

(millions of euros)	9/30/2015	12/31/2014
Non-current financial liabilities	52	25
Current financial liabilities	306	18
Total	**358**	**43**

The **liabilities of a non-financial nature** are broken down as follows:

(millions of euros)	9/30/2015	12/31/2014
Non-current liabilities	739	579
Current liabilities	1,048	896
Total	**1,787**	**1,475**

— • —

The items relating to "Profit (loss) from Discontinued operations/Non-current assets held for sale" within the separate consolidated income statements are shown below:

(millions of euros)		9 months to 9/30/2015	9 months to 9/30/2014
Income statement effects from Discontinued operations/Non-current assets held for sale:			
Revenues		**2,862**	**2,237**
Other income		1	4
Operating expenses		(2,098)	(1,671)
Depreciation and amortization, gains/losses on disposal of non-current assets		(6)	1
Operating profit (loss) (EBIT)		**759**	**571**
Finance income (expenses), net		(10)	25
Profit (loss) before tax from Discontinued operations/Non-current assets held for sale		**749**	**596**
Income tax expense		(263)	(206)
Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	**(a)**	**486**	**390**
Other minor entries	(b)	(6)	(4)
Profit (loss) from Discontinued operations/Non-current assets held for sale	**(a+b)**	**480**	**386**
Attributable to:			
Owners of the Parent		**69**	**72**
Non-controlling interests		411	314

Note that, as required by IFRS 5, the calculation of the depreciation and amortization for the Sofora – Telecom Argentina group was suspended with effect from its date of classification as a discontinued operation.

The earnings per share from Discontinued operations/Non-current assets held for sale, for the first nine months of 2015 and the first nine months of 2014 are shown in the table below:

(euros)	9 months to 9/30/2015	9 months to 9/30/2014
Earnings per share from Discontinued operations/Non-current assets held for sale		
(Basic=Diluted)		
Ordinary Share	0.02	0.02
Savings Share	0.02	0.02

Telecom Italia Group
Condensed Consolidated Financial Statements
at September 30, 2015

Note 7
Discontinued operations/Non-current assets
held for sale | 99

Furthermore, the consolidated statements of comprehensive income include the translation of foreign operations losses of the Sofora - Telecom Argentina group of 73 million euros in the first nine months of 2015 (losses of 315 million euros in the first nine months of 2014). Consequently, the overall result from Discontinued operations/Non-current assets held for sale was a positive 407 million euros in the first nine months of 2015 (a positive 71 million euros in the first nine months of 2014).

— • —

Within the consolidated statements of cash flows the net impacts, expressed in terms of contribution to the consolidation, of the "Discontinued operations/Non-current assets held for sale" are broken down as follows:

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014
Discontinued operations/Non-current assets held for sale:		
Cash flows from (used in) operating activities	494	312
Cash flows from (used in) investing activities	(749)	(554)
Cash flows from (used in) financing activities	250	(82)
Total	**(5)**	**(324)**

Telecom Italia Group
Condensed Consolidated Financial Statements
at September 30, 2015

Note 7
Discontinued operations/Non-current assets
held for sale | 100

NOTE 8
EQUITY

Equity consisted of:

(millions of euros)	9/30/2015	12/31/2014
Equity attributable to owners of the Parent	17,962	18,145
Non-controlling interests	4,073	3,554
Total	**22,035**	**21,699**

The composition of **Equity attributable to owners of the Parent** is the following:

(millions of euros)	9/30/2015		12/31/2014	
Share capital		10,650		10,634
Paid-in capital		1,731		1,725
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		5,581		5,786
Reserve for available-for-sale financial assets	27		75	
Reserve for cash flow hedges	(261)		(637)	
Reserve for exchange differences on translating foreign operations	(1,550)		(350)	
Reserve for remeasurements of employee defined benefit plans (IAS 19)	(55)		(96)	
Share of other profits (losses) of associates and joint ventures accounted for using the equity method	–		–	
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	7,420		6,794	
Total		**17,962**		**18,145**

On the basis of the resolution passed by the Shareholders' Meeting held on May 20, 2015, the profit for the year 2014 shown in the financial statements of the Parent Telecom Italia S.p.A. was allocated as follows:

- 166 million euros for the distribution of a preferred dividend to Savings Shareholders of 0.0275 euros for each savings share, gross of withholdings required by law;
- 7 million euros to the legal reserve;
- 25 million euros to the Reserve for "Plans pursuant to art. 2349 of the Italian Civil Code" to service the mandate to increase the share capital to service the partial deferral of the 2015 MBO Bonus through settlement in equity, approved in the same Shareholders' Meeting;
- 438 million euros to retained earnings.

In April 2015 a total of 178,448 ordinary shares were issued in relation to the achievement of objectives and conditions set by the regulations of the 2010-2015 Long Term Incentive Plan.

As provided for by the regulations of the 2014 Broad-Based Share Ownership Plan, on August 4, 2015, the employees who had subscribed to the Plan and had kept the shares received for a year were allocated bonus ordinary shares in the ratio of one bonus share for every three shares held. As a result of this transaction, a total of 17,007,927 ordinary shares were issued.

The merger by absorption of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. was completed on September 30, 2015 at end of day. At the same time, the right of withdrawal pursuant to law exercised on 7,553,485 ordinary shares and 1,902,484 savings shares of Telecom Italia Media S.p.A. took effect, and those shares were acquired in full by Telecom Italia S.p.A. and the other shareholders of the company that did not exercise the withdrawal right, at a unit price of 1.055 euros for each ordinary share and 0.6032 euros for each savings share.

As a result of the merger, the Telecom Italia Media shares not held by Telecom Italia S.p.A. were exchanged with newly-issued shares, with no par value, of the acquiring company, according to the following ratios:

- 0.66 new ordinary shares of Telecom Italia with the same dividend entitlement as the existing Telecom Italia ordinary shares as of the date of effect of the Merger, for each ordinary share of Telecom Italia Media;
- 0.47 new savings shares of Telecom Italia with the same dividend entitlement as the existing Telecom Italia savings shares as of the date of effect of the Merger, for each savings share of Telecom Italia Media.

The share capital of Telecom Italia S.p.A. was consequently increased, to service the exchange, by a nominal amount of 7,392,540.65 euros, through the issue of 11,769,945 new ordinary shares and 1,671,038 new savings shares. The resulting share capital of Telecom Italia S.p.A. amounted to 10,740,236,908.50 euros, divided into 13,499,911,771 ordinary shares and 6,027,791,699 savings shares, all without par value.

Movements in **Share Capital** during the first nine months of 2015, amounting to 10,650 million euros, and already net of treasury shares of 90 million euro, are shown in the tables below:

Reconciliation between the number of shares outstanding at December 31, 2014 and September 30, 2015

(number of shares)		at 12/31/2014	Share issues	at 9/30/2015	% of share capital
Ordinary shares issued	(a)	13,470,955,451	28,956,320	13,499,911,771	69.13%
less: treasury shares	(b)	(162,216,387)	(1,538,001)	(163,754,388)	
Ordinary shares outstanding	(c)	13,308,739,064	27,418,319	13,336,157,383	
Savings shares issued and outstanding	(d)	6,026,120,661	1,671,038	6,027,791,699	30.87%
Total Telecom Italia S.p.A. shares issued	**(a+d)**	**19,497,076,112**	**30,627,358**	**19,527,703,470**	**100.00%**
Total Telecom Italia S.p.A. shares outstanding	**(c+d)**	**19,334,859,725**	**29,089,357**	**19,363,949,082**	

Reconciliation between the value of shares outstanding at December 31, 2014 and September 30, 2015

(millions of euros)		Share capital at 12/31/2014	Change in share capital	Share capital at 9/30/2015
Ordinary shares issued	(a)	7,409	16	7,425
less: treasury shares	(b)	(89)	(1)	(90)
Ordinary shares outstanding	(c)	7,320	15	7,335
Savings shares issued and outstanding	(d)	3,314	1	3,315
Total Telecom Italia S.p.A. shares capital issued	**(a+d)**	**10,723**	**17**	**10,740**
Total Telecom Italia S.p.A. shares capital outstanding	**(c+d)**	**10,634**	**16**	**10,650**

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

The table below shows future potential changes in share capital, based on: the issuance of the "Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A." by Telecom Italia Finance S.A. in November 2013; the issuance of the convertible bond by Telecom Italia S.p.A. in March 2015; the authorizations to increase the share capital in place at September 30, 2015; and the options and rights granted under equity compensation plans, still outstanding at September 30, 2015.

	Number of maximum shares issuable	Share capital (thousands of euros)(*)	Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)				
2014-2016 Stock Option Plan	196,000,000	107,800	n.a.	0.94
Deferred MBO 2015(**)	46,363,635	25,500		
Total additional capital increases not yet approved (ordinary shares)		**133,300**		
Capital increases already approved (ordinary shares)				
2014 Broad-Based Employee Share Ownership Plan (free capital increase)	962,715	529		
Total capital increases already approved (ordinary shares)		**529**		
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)				
– principal	n.a.	1,300,000	n.a.	n.a.
– interest portion	n.a.	159,250	n.a.	n.a.
2015 Convertible Bond (ordinary shares)(***)	1,082,485,386	2,000,000	n.a.	n.a.
Convertible bonds		**3,459,250**		
Total		**3,593,079**		

(*) Amounts stated for capital increases connected with equity compensation plans and the "Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A." are the "total estimated value" inclusive, where applicable, of any premiums.

(**) On August 6, 2015 the Board of Directors of Telecom Italia decided not to implement the plan of partial deferral of the 2015 MBO bonus, through the conversion of half the bonus accrued into rights to the allocation of bonus shares. The mandate to increase the share capital to service this initiative will therefore elapse by the end of the year.

(***) The number of shares potentially issuable shown may be subject to adjustments.

Further details are provided in the Note "Financial liabilities (non-current and current)".

NOTE 9
FINANCIAL LIABILITIES (NON-CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)		9/30/2015	12/31/2014
Financial payables (medium/long-term):			
Bonds		17,882	22,039
Convertible bonds		3,156	1,401
Amounts due to banks		4,928	4,812
Other financial payables		1,062	920
		27,028	**29,172**
Finance lease liabilities (medium/long-term)		**2,142**	**984**
Other financial liabilities (medium/long-term):			
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		1,703	2,058
Non-hedging derivatives		412	111
Other liabilities		–	–
		2,115	**2,169**
Total non-current financial liabilities	**(a)**	**31,285**	**32,325**
Financial payables (short-term):			
Bonds		3,817	2,635
Convertible bonds		70	10
Amounts due to banks		1,650	1,274
Other financial payables		242	353
		5,779	**4,272**
Finance lease liabilities (short-term)		**157**	**169**
Other financial liabilities (short-term):			
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		226	224
Non-hedging derivatives		44	21
Other liabilities		–	–
		270	**245**
Total current financial liabilities	**(b)**	**6,206**	**4,686**
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	**(c)**	**358**	**43**
Total Financial liabilities (Gross financial debt)	**(a+b+c)**	**37,849**	**37,054**

The item Convertible Bonds comprises the bond convertible into ordinary shares corresponding to 2,000 million euros, rate of 1.125%, maturing March 26, 2022 (unsecured equity-linked bond) issued by Telecom Italia S.p.A. on March 26, 2015. On May 20, 2015 Shareholders' Meeting of Telecom Italia S.p.A. approved the authorization for the convertibility of the unsecured equity-linked bond and the share capital increase reserved to servicing its conversion. The initial conversion price is 1.8476 euros, which may be subject to adjustments in line with market practice for this type of financial instrument; the number of Telecom Italia S.p.A. issuable for the conversion is 1,082,485,386, subject to adjustments.

Gross financial debt according to the original currency of the transaction is as follows:

	9/30/2015		12/31/2014	
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	9,300	8,301	9,924	8,174
GBP	2,584	3,499	2,539	3,260
BRL	5,461	1,227	4,799	1,488
JPY	89	1	19,919	137
EURO		24,463		23,952
Total excluding Discontinued Operations		**37,491**		**37,011**
Discontinued operations		358		43
Total		**37,849**		**37,054**

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	9/30/2015	12/31/2014
Up to 2.5%	6,294	4,904
From 2.5% to 5%	6,934	6,545
From 5% to 7.5%	15,872	16,678
From 7.5% to 10%	4,346	4,491
Over 10%	488	569
Accruals/deferrals, MTM and derivatives	3,557	3,824
Total excluding Discontinued Operations	**37,491**	**37,011**
Discontinued operations	358	43
Total	**37,849**	**37,054**

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	9/30/2015	12/31/2014
Up to 2.5%	9,516	6,238
From 2.5% to 5%	8,218	10,273
From 5% to 7.5%	12,286	12,364
From 7.5% to 10%	2,430	2,715
Over 10%	1,484	1,597
Accruals/deferrals, MTM and derivatives	3,557	3,824
Total excluding Discontinued Operations	**37,491**	**37,011**
Discontinued operations	358	43
Total	**37,849**	**37,054**

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

(millions of euros)	maturing by 9/30 of the year:						
	2016	**2017**	**2018**	**2019**	**2020**	**After 2020**	**Total**
Bonds (*)	3,251	1,173	2,213	3,243	1,267	11,781	22,928
Loans and other financial liabilities	1,010	1,152	368	1,938	995	722	6,185
Finance lease liabilities	125	105	108	93	114	1,718	2,263
Total	**4,386**	**2,430**	**2,689**	**5,274**	**2,376**	**14,221**	**31,376**
Current financial liabilities	841						841
Total excluding Discontinued Operations	**5,227**	**2,430**	**2,689**	**5,274**	**2,376**	**14,221**	**32,217**
Discontinued operations	354						354
Total	**5,581**	**2,430**	**2,689**	**5,274**	**2,376**	**14,221**	**32,571**

(*) With regard to the Mandatory Convertible Bond issued at the end of 2013, and maturing in 2016, classified under "Convertible bonds", the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into Telecom Italia S.p.A. ordinary shares.

The main components of financial liabilities are commented below.

Bonds are broken down as follows:

(millions of euros)	9/30/2015	12/31/2014
Non-current portion	17,882	22,039
Current portion	3,817	2,635
Total carrying amount	**21,699**	**24,674**
Fair value adjustment and measurements at amortized cost	(771)	(1,060)
Total nominal repayment amount	**20,928**	**23,614**

Convertible bonds consisted of:
- the Mandatory Convertible Bond "*Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.*" issued by Telecom Italia Finance S.A.;
- the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by Telecom Italia S.p.A., convertible into newly-issued ordinary shares maturing in 2022.

This item was broken down as follows:

(millions of euros)	9/30/2015	12/31/2014
Non-current portion	3,156	1,401
Current portion	70	10
Total carrying amount	**3,226**	**1,411**
Fair value adjustment and measurements at amortized cost	74	(111)
Total nominal repayment amount (*)	**3,300**	**1,300**

(*) For the Mandatory Convertible Bond, the repayment on maturity will take place upon delivery of Telecom Italia S.p.A. ordinary shares.

The Bond convertible into ordinary shares was accounted for by recognizing:
- a debt component, for an amount equal to the fair value of an identical liability issued by the Company at market conditions, but without conversion rights. This component has been recognized at amortized cost;
- an equity component, calculated on a residual basis, for the remaining portion up to the amount of the proceeds received from the issue. This equity component (amounting to 186 million euros) will no longer be remeasured.

The costs of the issue have been allocated proportionately to the debt component and the equity component.

The nominal repayment amount of the bonds and convertible bonds totals 24,228 million euros, down 686 million euros compared to December 31, 2014 (24,914 million euros) as a result of the new issues, repayments and buybacks in the first nine months of 2015.

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 9/30/2015 (%)	Market value at 9.30.15 (millions of euros)
Bonds issued by Telecom Italia S.p.A.								
Euro	120	120	3 month Euribor + 0.66%	11/23/04	11/23/15	100	100.029	120
GBP	500	677	5.625%	6/29/05	12/29/15	99.878	100.968	684
Euro	663.4	663.4	5.125%	1/25/11	1/25/16	99.686	101.402	673
Euro	708	708	8.250%	3/19/09	3/21/16	99.740	103.521	733
Euro	400	400	3 month Euribor + 0.79%	6/7/07	6/7/16	100	100.010	400
Euro	544.6	544.6	7.000%	10/20/11	1/20/17	(a) 100.185	107.975	588
Euro	628.2	628.2	4.500%	9/20/12	9/20/17	99.693	106.486	669
GBP	750	1,015.6	7.375%	5/26/09	12/15/17	99.608	109.019	1,107
Euro	592.9	592.9	4.750%	5/25/11	5/25/18	99.889	108.491	643
Euro	581.9	581.9	6.125%	6/15/12	12/14/18	99.737	113.463	660
Euro	832.4	832.4	5.375%	1/29/04	1/29/19	99.070	110.874	923
GBP	850	1,151	6.375%	6/24/04	6/24/19	98.850	108.539	1,249
Euro	719.5	719.5	4.000%	12/21/12	1/21/20	99.184	106.593	767
Euro	547.5	547.5	4.875%	9/25/13	9/25/20	98.966	110.381	604
Euro	563.6	563.6	4.500%	1/23/14	1/25/21	99.447	107.687	607
Euro	(b) 197.7	197.7	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	198
Euro	883.9	883.9	5.250%	2/10/10	2/10/22	99.295	111.375	984
Euro	(e) 2,000	2,000	1.1250%	3/26/15	3/26/22	100	105.016	2,100
Euro	1,000	1,000	3.250%	1/16/15	1/16/23	99.446	97.466	975
GBP	400	541.6	5.875%	5/19/06	5/19/23	99.622	106.493	577
USD	1,500	1,338.9	5.303%	5/30/14	5/30/24	100	98.295	1,316
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	96.629	647
Subtotal		16,377.7						17,224
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.								
Euro	(c) 1,300	1,300	6.125%	11/15/13	11/15/16	100	138.655	1,803
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(a) 109.646	128.453	1,304
Subtotal		2,315						3,107
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.								
USD	(d) 765.2	683	5.250%	9/28/05	10/1/15	99.370	100.040	683
USD	1,000	604	6.999%	6/4/08	6/4/18	100	108.385	655
USD	1,000	678.1	7.175%	6/18/09	6/18/19	100	110.938	752
USD	1,000	892.6	6.375%	10/29/03	11/15/33	99.558	95.168	849
USD	1,000	892.6	6.000%	10/6/04	9/30/34	99.081	92.516	826
USD	1,000	892.6	7.200%	7/18/06	7/18/36	99.440	105.486	942
USD	1,000	892.6	7.721%	6/4/08	6/4/38	100	108.577	969
Subtotal		5,535.5						5,676
Total		24,228.2						26,007

(a) Weighted average issue price for bonds issued with more than one tranche.
(b) Reserved for employees.
(c) Mandatory Convertible Bond.
(d) Net of the securities bought back by Telecom Italia S.p.A. on June 3, 2013.
(e) Bond convertible into newly-issued Telecom Italia S.p.A. ordinary treasury shares. On May 20, 2015 Shareholders' Meeting of Telecom Italia S.p.A. approved the authorization for the convertibility of the unsecured equity-linked bond and the share capital increase reserved to servicing its conversion.

The regulations and/or Offering Circulars relating to the bonds of the Telecom Italia Group described above are available on the corporate website www.telecomitalia.com.

The following tables list the changes in bonds during the first nine months of 2015:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 3.250% maturing 01/16/2023	Euro	1,000	1/16/2015
Telecom Italia S.p.A. bond convertible(*) into ordinary shares 2,000 million euros 1.125% maturing 03/26/2022	Euro	2,000	3/26/2015

(*) On May 20, 2015, the Shareholders' Meeting of Telecom Italia S.p.A. approved the share capital increase to service the conversion of the unsecured equity-linked bond issue.

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia Finance S.A. 20,000 million JPY 3.550% [1]	JPY	20,000	5/14/2015
Telecom Italia S.p.A. 514 million euros 4.625% [2]	Euro	514	6/15/2015

(1) Early repayment of the AFLAC Private Placement maturing 05/14/2032.

(2) Net of buybacks by the Company of 236 million euros during 2014 and the first half of 2015.

Buybacks

On January 23, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on four bond issues maturing between June 2015 and September 2017, buying back a total nominal amount of 810.3 million euros.

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 750 million euros, maturing June 2015, coupon 4.625% [1]	577,701,000	63,830,000	101.650%
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2016, coupon 5.125% [2]	771,550,000	108,200,000	104.661%
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2017, coupon 7.000%	1,000,000,000	374,308,000	111.759%
Telecom Italia S.p.A. - 1,000 million euros, maturing September 2017, coupon 4.500%	1,000,000,000	263,974,000	108.420%

(1) Net of buybacks by the Company of 172 million euros during 2014.

(2) Net of buybacks by the Company of 228 million euros during 2014.

On April 24, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on nine bond issues of Telecom Italia S.p.A. maturing between January 2017 and February 2022, buying back a total nominal amount of 2,000 million euros (none of the buybacks were accepted for the Notes maturing in September 2017 and January 2017 submitted under the Offers).

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 750 million euros, maturing May 2018, coupon 4.750%	750,000,000	35,879,000	111.165%
Telecom Italia S.p.A. - 750 million euros, maturing December 2018, coupon 6.125%	750,000,000	121,014,000	117.329%
Telecom Italia S.p.A. - 1,250 million euros, maturing January 2019, coupon 5.375%	1,250,000,000	307,600,000	114.949%
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2020, coupon 4.000%	1,000,000,000	280,529,000	111.451%
Telecom Italia S.p.A. - 1,000 million euros, maturing September 2020, coupon 4.875%	1,000,000,000	452,517,000	116.484%
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2021, coupon 4.500%	1,000,000,000	436,361,000	114.714%
Telecom Italia S.p.A. - 1,250 million euros, maturing February 2022, coupon 5.250%	1,250,000,000	366,100,000	121.210%

On July 20, 2015 Telecom Italia S.p.A. successfully concluded the buyback offer on five bond issues maturing between January 2017 and January 2019, buying back a total nominal amount of 467.3 million euros.
Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price
Telecom Italia S.p.A. - 1,000 million euros, maturing January 2017, coupon 7.000% [1]	625,692,000	81,141,000	109.420%
Telecom Italia S.p.A. - 1,000 million euros, maturing September 2017, coupon 4.500% [2]	736,026,000	107,811,000	107.428%
Telecom Italia S.p.A. - 750 million euros, maturing May 2018, coupon 4.750% [3]	714,121,000	121,223,000	109.477%
Telecom Italia S.p.A. - 750 million euros, maturing December 2018, coupon 6.125% [4]	628,986,000	47,108,000	115.395%
Telecom Italia S.p.A. - 1,250 million euros, maturing January 2019, coupon 5.375% [5]	942,400,000	110,000,000	112.960%

(1) Net of buybacks by the Company of 374 million euros in January 2015.

(2) Net of buybacks by the Company of 264 million euros in January 2015.

(3) Net of buybacks by the Company of 36 million euros in April 2015.

(4) Net of buybacks by the Company of 121 million euros in April 2015.

(5) Net of buybacks by the Company of 308 million euros in April 2015.

On the same date, Telecom Italia S.p.A. also successfully concluded the buyback offer on two bond issues of Telecom Italia Capital S.A. maturing June 2018 and June 2019, buying back a total nominal amount of 563.7 million USD.
Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (USD)	Repurchased nominal amount (USD)	Buyback price
Telecom Italia Capital S.A. – 1,000 million USD, maturity June 2018, coupon 6.999%	1,000,000,000	323,356,000	111.721%
Telecom Italia Capital S.A. – 1,000 million USD, maturity June 2019, coupon 7.175%	1,000,000,000	240,320,000	114.188%

Medium/long-term **amounts due to banks** of 4,928 million euros (4,812 million euros at December 31, 2014) increased by 116 million euros. Short-term amounts due to banks totaled 1,650 million euros, increasing 376 million euros (1,274 million euros at December 31, 2014). Short-term amounts due to banks included 910 million euros for the current portion of medium/long-term amount due to banks. In addition, Telecom Italia Finance S.A. had investments in repurchase agreements ("Repo") on government bonds expiring on December 2015 for a total value of 500 million euros.

Medium/long-term **other financial payables** amounted to 1,062 million euros (920 million euros at December 31, 2014) and increased by 142 million euros. They included:

– 91 million euros of remaining payable due from Telecom Italia S.p.A. to the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016;

– 250 million euros of loans from Cassa Depositi e Prestiti taken out by Telecom Italia S.p.A. of which 100 million euros expiring April 2019 and 150 million euros expiring October 2019;

– 151 million euros of Telecom Italia Finance S.A.'s loan of 20,000 million Japanese yen expiring in 2029 and

– 600.6 million USD (equivalent to 536 million euros) expiring October 2020 following the issuance by Telecom Italia International N.V. of a Note in favor of the Fintech group for the completion of the sale of ownership interests held by Telecom Italia Group in Telecom Argentina. The Note was pledged in favor of Telecom Italia S.p.A. and Telecom Italia International N.V., as guarantee of performance of the agreement with the Fintech group.

Short-term other financial payables amounted to 242 million euros (353 million euros at December 31, 2014), down 111 million euros. They included 136 million euros of the current portion of the medium/long-term other financial payables, of which 95 million euros relating to the remaining payable due from Telecom Italia S.p.A. for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies.

Medium/long-term **finance lease liabilities** totaled 2,142 million euros (984 million euros at December 31, 2014) and mainly related to property leases accounted for using the financial method established by IAS 17. The increase, with respect to the end of 2014, mainly consisted of:

● 1,018 million euros from the renegotiation and/or signing of new contracts of Telecom Italia S.p.A. that resulted in the change of classification from operating leases to financial leases, and the remeasurement of liabilities already considered as financial leases, following the contractual amendments made, and

● 343 million euros for the partial sale and lease back of the telecommunications towers in Brazil.

Short-term finance lease liabilities amounted to 157 million euros (169 million euros at December 31, 2014).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 1,703 million euros (2,058 million euros at December 31, 2014). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 226 million euros (224 million euros at December 31, 2014).

Non-hedging derivatives relating to items classified as non-current financial liabilities amounted to 412 million euros (111 million euros at December 31, 2014) and consisted of 411 million euros for the value of the option embedded in the mandatory convertible bond of 1.3 billion euros issued by Telecom Italia Finance S.A. ("Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A."). At September 30, 2015, the measurement of the embedded option resulted in the recognition in the income statement of an expense of 300 million euros (expense of 199 million euros at September 30, 2014).

Non-hedging derivatives classified under current financial liabilities amounted to 44 million euros (21 million euros at December 31, 2014). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

"COVENANTS" AND "NEGATIVE PLEDGES" EXISTING AT SEPTEMBER 30, 2015

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company's assets as collateral for loans ("negative pledges").

With regard to the loans taken out by Telecom Italia S.p.A. ("Telecom Italia") with the European Investment Bank ("EIB"), at September 30, 2015, the nominal amount of outstanding loans amounted to 2,400 million euros, of which 600 million euros at direct risk and 1,800 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 600 million euros need to apply the following covenant:

- in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor).

EIB loans secured by banks or entities approved by the EIB for a nominal amount of 1,800 million euros and the loan of 300 million euros, signed on July 30, 2014 (direct risk), must apply the following covenants:

- "Inclusion clause", covering a total of 1.15 billion euros of loans, under which, in the event Telecom Italia commits to uphold financial covenants in other loan contracts that are not present in or are stricter than those granted to the EIB, the EIB will have the right to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB;
- "Network Event", covering a total of 850 million euros of loans, under which, in the event of the disposal of the entire fixed network or of a substantial part (in any case more than half in quantitative terms) to third parties or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, Telecom Italia must immediately inform EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

The loan agreements of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to use the Company's assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan Agreements and the Bonds, Telecom Italia is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including the establishment of guarantees or the early repayment of the amount paid and the cancellation of commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by Telecom Italia, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Lastly, at September 30, 2015, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

REVOLVING CREDIT FACILITY

The following table shows the composition and the drawdown of the committed credit facilities available at September 30, 2015:

(billions of euros)	9/30/2015		12/31/2014	
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2017	4.0	-	4.0	-
Revolving Credit Facility – expiring March 2018	3.0	-	3.0	-
Total	**7.0**	**-**	**7.0**	**-**

Telecom Italia has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2017 and March 25, 2018 respectively, both not yet drawn down.
Telecom Italia also has access to:
- a bilateral term loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;
- two bilateral term loans from Cassa Depositi e Prestiti respectively for 100 million euros expiring in April 2019 and 150 million euros expiring in October 2019, drawn down for the full amount;
- two bilateral term loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;
- a bilateral term loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;
- a bilateral term loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount.

TELECOM ITALIA RATING AT SEPTEMBER 30, 2015

At September 30, 2015, the three rating agencies — Standard & Poor's, Moody's and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR'S	BB+	Stable
MOODY'S	Ba1	Negative
FITCH RATINGS	BBB-	Negative

NOTE 10
NET FINANCIAL DEBT

The following table shows the net financial debt at September 30, 2015 and December 31, 2014, calculated in accordance with the criteria indicated in the "Recommendations for the Consistent Implementation of the European Commission Regulation on Prospectuses", issued on February 10, 2005 by the European Securities & Markets Authority (ESMA), and adopted by Consob.
For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.
This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the Telecom Italia Group.

(millions of euros)		9/30/2015	12/31/2014
Non-current financial liabilities		**31,285**	**32,325**
Current financial liabilities		**6,206**	**4,686**
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale		**358**	**43**
Total Gross financial debt	**(a)**	**37,849**	**37,054**
Non-current financial assets (°)			
Non-current financial receivables for lease contract		(71)	(92)
Non-current hedging derivatives		(2,632)	(2,163)
	(b)	**(2,703)**	**(2,255)**
Current financial assets			
Securities other than investments		(1,659)	(1,300)
Financial receivables and other current financial assets		(513)	(311)
Cash and cash equivalents		(4,534)	(4,812)
Financial assets relating to Discontinued operations/Non-current assets held for sale		(258)	(165)
	(c)	**(6,964)**	**(6,588)**
Net financial debt as per Consob communication DEM/6064293/2006	**(d=a+b+c)**	**28,182**	**28,211**
Non-current financial assets (°)			
Securities other than investments		(3)	(6)
Other financial receivables and other non-current financial assets		(212)	(184)
	(e)	**(215)**	**(190)**
Net financial debt(*)	**(f=d+e)**	**27,967**	**28,021**
Reversal of fair value measurement of derivatives and related financial assets/liabilities	**(g)**	(1,163)	(1,370)
Adjusted net financial debt	**(f+g)**	**26,804**	**26,651**

(°) At September 30, 2015 and at December 31, 2014, "Non-current financial assets" (b+e) amount to 2,918 million euros and 2,445 million euros, respectively.
(*) For details of the effects of related party transactions on net financial debt, see the specific table in the Note "Related party transactions".

NOTE 11
SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

The fair value measurement of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

- Level 1: quoted prices in active market;
- Level 2: prices calculated using observable market inputs;
- Level 3: prices calculated using inputs that are not based on observable market data.

The tables below provide some additional information on the financial instruments, including the table relating to the fair value hierarchy level for each class of financial asset/liability at September 30, 2015 (excluding Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale).

Key for IAS 39 categories

	Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Fair value hierarchy level for each class of financial asset/liability at 9/30/2015

(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 9/30/2015	Hierarchy Levels		
				Level 1(*)	Level 2(*)	Level 3(*)
ASSETS						
Non-current assets						
Other investments	AfS		42	3	19	
Securities, financial receivables and other non-current financial assets						
of which securities	AfS		3	3		
of which hedging derivatives	HD		2,632		2,632	
of which non-hedging derivatives	FAHfT		176		176	
(a)			2,853	6	2,827	-
Current assets						
Securities						
of which available-for-sale financial assets	AfS		1,572	1,572		
of which held-for-trading financial assets	FAHfT		87	87		
Financial receivables and other current financial assets						
of which hedging derivatives	HD		351		351	
of which non-hedging derivatives	FAHfT		100		100	
(b)			2,110	1,659	451	-
Total	(a+b)		4,963	1,665	3,278	-
LIABILITIES						
Non-current liabilities						
of which hedging derivatives	HD	9)	1,703		1,703	
of which non-hedging derivatives	FLHfT	9)	412		412	
(c)			2,115		2,115	-
Current liabilities						
of which hedging derivatives	HD	9)	226		226	
of which non-hedging derivatives	FLHfT	9)	44		44	
(d)			270		270	-
Total	(c+d)		2,385		2,385	-

(*) Level 1: quoted prices in active markets.
    Level 2: prices calculated using observable market inputs.
    Level 3: prices calculated using inputs that are not based on observable market data.

NOTE 12
CONTINGENT LIABILITIES, OTHER INFORMATION

A description is provided below of the most significant judicial, arbitration and tax disputes in which Telecom Italia Group companies are involved as of September 30, 2015, as well as those that came to an end during the period.

The Telecom Italia Group has posted liabilities totaling 514 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

For the following disputes and pending legal actions no significant facts have emerged with respect to what was published in the 2014 Annual Report:

- Telecom Italia Sparkle – relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor's Office of Rome.
- International tax and regulatory disputes.
- Irregularities concerning transactions for the leasing/rental of assets.
- Administrative offence charge pursuant to Legislative Decree 231/2001 for the so-called Telecom Italia Security Affair.

Investigation by the Public Prosecutor's Office of Monza

Criminal proceedings are currently pending before the Judge for Preliminary Hearings of the Monza Court, following the committal for trial formulated by the Public Prosecutor and awaiting scheduling of the preliminary hearing, regarding a number of transactions for the leasing and/or sale of goods, which allegedly involve various offences committed to the detriment, amongst others, of Telecom Italia. The alleged offences relate to financial abuses, tax crimes and fraud with more than one aggravating circumstance. Within the context of said proceeding, Telecom Italia filed a charge against persons unknown in 2011.

The Preliminary Investigation Judge dismissed a separate proceedings initiated, amongst others, against three employees/former employees of the Company. A former employee of the Company, amongst others, has been charged as part of the main criminal proceedings.

Formal Notice of Assessments against Telecom Italia International N.V.

In June 2014, at the end of a tax investigation which lasted over a year, the Milan Guardia di Finanza served Telecom Italia International N.V., a subsidiary company with offices in the Netherlands, with a formal notice of assessments relative to the tax periods from 2005 to 2012, with which it formalized findings on the alleged tax residence in Italy of the aforementioned subsidiary company, due to considerations essentially linked to the presumed actual administration office in Italy.

The total amount of the assessment for these tax periods, comprising potential tax expense (corporate income tax - IRES; regional business tax - IRAP), fines and interest totalled approximately 350 million euros at that time.

Later, and specifically, last December, based on the aforementioned verbal process, the Milan office of the Agenzia delle Entrate (Italian Revenue Agency) served separate notices of assessments for IRES and IRAP on the Dutch company for the tax years 2005, 2006 and 2007, which amounted to a total of approximately 148 million euros in tax, plus fines and interest.

The Company believes that this claim is unfounded, also based on opinions provided by authoritative professional advisors. However, with the intention of avoiding a dispute that is likely to be lengthy and uncertain, the whole claim for the years 2005 to 2012 was settled on 9 July last, by recourse to tools to "deflate" the dispute, using the means available in law. The agreement involved the payment of a total of 30 million euros for taxes, fines and interest, on July 17, 2015.



It should be noted that for some disputes described below, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-trial nature, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

For the following disputes no significant facts have emerged with respect to what was published in the 2014 Annual Report:

- Antitrust Case I757,
- WIND,
- TELEUNIT,
- Irregular sale of handsets to companies in San Marino - Investigation by the Public Prosecutor's Office of Forlì,
- POSTE,

Antitrust Case A428

At the conclusion of case A428, in May 2013, Italian Competition Authority - AGCM imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on Telecom Italia for abuse of its dominant position. The Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

Telecom Italia appealed against the decision before the Administrative Court (TAR) for Lazio, applying for payment of the fine to be suspended. In particular, it alleged: infringement of its rights to defend itself in the proceedings, the circumstance that the organisational choices challenged by AGCM and allegedly at the base of the abuse of the OLO provisioning processes had been the subject of specific rulings made by the industry regulator (AGCom), the circumstance that the comparative examination of the internal/external provisioning processes had in fact shown better results for the OLOs than for the Telecom Italia retail department (hence the lack of any form of inequality of treatment and/or opportunistic behaviour by Telecom Italia), and (regarding the second abuse) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In May 2014, the judgement of the Lazio TAR was published, rejecting Telecom Italia's appeal and confirming the fines imposed in the original order challenged. In September 2014 the Company appealed against this decision.

On May 2015, with the judgement no. 2497/15, the Council of State found the decision of the court of first instance did not present the deficiencies alleged by Telecom Italia and confirmed the AGCM ruling. The Company had already proceeded to pay the fines and the accrued interest.

In a decision notified in July 2015, AGCM started proceedings for non-compliance against Telecom Italia, to ascertain if the Company had respected the notice to comply requiring it to refrain from undertaking behaviours analogous to those that were the object of the breach ascertained with the concluding decision in case A428 dated May 2013.

If non-compliance with the notice requiring the company to refrain from these behaviours, article 15, subsection 2 of Law no. 287/90 provides for the application of a minimum administrative fine of no less than double the original fine imposed, and a maximum limit of 10% of the turnover of the firm.

Telecom Italia requested access to the case files, in order to have full knowledge of the alleged breaches reported, and in the month of July 2015 partial access was granted to the documents generated by AGCM itself only.

The period set for the conclusion of the non-compliance case is 180 days from service of the notice, which is by January 13, 2016, unless extended.

Antitrust Case I761

With a ruling issued on July 10, 2013, the Italian Competition Authority (AGCM) extended to Telecom Italia the investigation started in March of the same year into some firms active in the fixed network maintenance sector. The investigation aims to establish if an agreement exists that is prohibited pursuant to article 101 of the Treaty on the Functioning of the European Union. The proceedings were initiated after Wind filed two complaints in which the AGCM was informed that, based on an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.

The AGCM alleged that Telecom Italia carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to AGCom.

Telecom Italia challenged these proceedings before the Administrative Court (TAR), sustaining that the AGCM does not have competence in this matter.

On July 7, 2014, the AGCM notified the objective extension of the proceedings to check if the Company, abusing its dominant position, put in place initiatives that might influence the conditions of the offer of accessory technical services when the offers of the maintenance businesses to Wind and Fastweb were being formulated. With the extension provision, the AGCM has also extended the deadline for closing the proceedings from the original date of July 31, 2014 to July 31, 2015. This extension was also challenged before the Administrative Court (TAR) of Lazio sustaining that the Italian Competition Authority does not have competence in this matter.

In November 2014, for reasons of procedural economy and also convinced that it was acting legitimately, Telecom Italia presented to the Authority a proposal of undertakings in order to resolve the competition concerns subject of the investigation. In its resolution of December 19, 2014 the AGCM considered that these undertakings were not manifestly groundless and later ordered their publication for the purposes of market testing.

On March 25, 2015, AGCM definitively rejected the aforesaid undertakings, considering them not suitable for removing the anticompetitive aspects investigated.

On July 21, 2015 the Communication of the Results of the Investigation was served on the parties to the proceedings, in which the Offices of AGCM expressed their position in the sense of (i) archiving the complaints regarding the abuse of dominant position and (ii) confirming, instead, that there exists between Telecom and the maintenance firms an agreement to coordinate the economic offers drawn up for Wind and Fastweb, and to proceed to supply, in unbundled form, the ancillary technical services. The resolution to postpone the date by which the proceedings must be concluded from July 31, 2015 to December 31, 2015 was also communicated on the same date.

VODAFONE

In August 2013, Vodafone, as incorporating company of operator Teletu, submitted to the Milan Court a huge claim for damages for presumed abusive and anticompetitive behaviour (founded principally on

AGCM case A428) which Telecom Italia allegedly implemented in the period 2008 - 2013. The pecuniary claim was quantified by Vodafone as an estimated sum of between 876 million euros and 1,029 million euros.

In particular, Vodafone alleged technical boycotting activities, with refusal to activate lines requested for Teletu customers (in the period from 2008 to the month of June 2013), together with the adoption of allegedly abusive price policies for wholesale network access services (period from 2008 to the month of June 2013). Furthermore, the other party complained of the presumed application of discounts to business customers greater than those envisaged ("margin squeezing") and the carrying out of presumed illegal and anticompetitive winback practices (in the period from the second half of 2012 to the month of June 2013).

Telecom Italia filed an appearance, challenging the claims made by the other party regarding the matter and the amount and making a counterclaim. The judgement in question has been suspended, while awaiting the judgement of the Court of Cassation on the Company's appeal against the order with which the Court rejected the Company's argument that it did not have territorial competence.

With a writ of summons dated May 28, 2015 before the Milan Court, Vodafone has advanced further claims for compensation, based on the same AGCM case A428 and referring to alleged damages it suffered in the period July 2013 - December 2014 (and therefore over a period of time subsequent to the period of the similar compensatory judgement mentioned above), for approximately 568.5 million euros.

The case also contains a reservation of further damages to be quantified, during the proceedings, for the following periods, the claimant alleging that the presumed abusive conduct of Telecom Italia continued. The first hearing is scheduled for the month of November 2015.

FASTWEB

In April 2014 Fastweb and Telecom Italia reached a technical-procedural agreement to waive the arbitration started by Fastweb in January 2011 by virtue of which the competitor requested compensation for presumed damages totalling 146 million euros incurred following alleged non-compliance with the provisions contained in the contract for the supply of the LLU service. The agreement reached did not define the respective damages claimed inferred in arbitration, which will continue in the proceedings already pending before the Milan Civil Court, described below. It should be pointed out that in arbitration Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. Telecom Italia filed an appearance, submitting a counterclaim.

In December 2013, Fastweb served a writ of summons at the Court of Milan with a claim for damages arising from alleged improper conduct by Telecom Italia in issuing an excessive number of refusals to supply wholesale access ("KO") services in 2009-2012 and in making economic offers to business customers, in areas open to LLU services, that could not be replicated by competitors because of the alleged squeeze on discount margins ("margin squeeze" practices). Based on the content of the Antitrust Authority's well-known decision A428, Fastweb has quantified this claim to be in the order of 1,744 million euros. The Company filed an appearance challenging the claims made by the other party regarding the matter and the amount and making a counterclaim. The judgement in question has been suspended, while awaiting the judgement of the Court of Cassation on the Company's appeal against the order with which the Court rejected the Company's argument that it did not have territorial competence. This dispute was settled trought a detailed and complex agreement between parties.

BT ITALIA

With a writ of summons in June 2015, BT Italia has advanced, before the Milan Court, claims for compensation for approximately 638.6 million euros against Telecom Italia referring to alleged damages suffered in the period from 2009 to 2014 for technical boycotting and margin squeezing (these claims refer to the known AGCM A428 case). The other party, assuming that the unlawful conduct of Telecom Italia is still in course, also proposes to update the claim for damages up to the month of May 2015, recalculating the total to be 662.9 million euros. Telecom Italia will file an appearance challenging the claims of the other party.

COLT TECHNOLOGY SERVICES

With a writ of summons served in August 2015 before the Milan Court, operator Colt Technology Services claimed damages based on the decisive order in case A428, referring to alleged damages suffered over the period 2009/2011, due to the presumed inefficient and discriminatory conduct of Telecom Italia in the process of supplying wholesale services. The damage claimed was quantified as 27 million euros in loss of profits for the alleged non-acquisition of new costumers, or for the alleged impossibility of supplying new services to the customers it had already acquired; the other party also formulated an express request for compensation for the damages to its image and commercial reputation. This case follows the extrajudicial claim for approximately 23 million euros, previously advanced by Colt in June 2015, which the Company rejected in its entirety. The first hearing has been set for December 2015; the Company will file an appearance, contesting the claims of the other party in full.

TISCALI

With a writ of summons issued before the Milan Court, served in January 2015, Tiscali has claimed damages of 285 million euros for alleged abusive behaviours of Telecom Italia in the years 2009-2014, through technical boycott activities and by making economic offers to its business clients, in areas open to LLU service, which their competitors were not capable of replicating due to the alleged excessive squeezing of their discount margins. Tiscali's claim is based on the content of the known AGCM case A428. This dispute was settled in June 2015.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.
The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which Telecom Italia managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements. After the ruling with which the Milan Court of Appeal accepted Telecom Italia's objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing took place in the month of March 2014. Telecom Italia filed an appearance challenging the claims of the other parties. After the collapse of Voiceplus, the Milan Court declared the case suspended, in an order in September 2015.

Elinet S.p.A. Bankruptcy

The receivers of collapsed Elinet S.p.A., and subsequently the receivers of Elitel S.r.l. and Elitel Telecom S.p.A (the controller of the Elitel group at the time), have appealed the judgement with which the Rome

Court rejected the claims for compensation made by the receivers of Elinet-Elitel, reproposing a claim for damages totalling 282 million euros. The claims made to the Company regard the alleged performance of management and coordination activities of the plaintiff, and with it the Elitel group (alternative operator in which Telecom Italia has never had any type of interest), allegedly enacted by playing the card of trade receivables management. Telecom Italia filed an appearance, challenging the claims of the other party.

Dispute relative to "Adjustments on license fees" for the years 1994-1998

With regard to the judgements sought in previous years by Telecom Italia and Tim concerning the Ministry of Communications' request for payment of the balance of the amounts paid in concession charges for the years 1994-1998, the Administrative Court (TAR) for Lazio rejected the Company's appeal against the request for adjustment of the licence fee for 1994 in the amount of approximately 11 million euros, 9 million euros of which against turnover not received due to bad debts. Telecom Italia lodged an appeal.
With two further judgements the Administrative Court (TAR) for Lazio, reiterating the reasons expressed previously, also rejected the appeals in which the Company challenged the requests for payment of outstanding balances of licence fees for the years 1995 and 1996-1997-1998, in the amount of approximately 46 million euros. Telecom Italia has appealed before the Council of State also against these judgements.

Vodafone Dispute - Universal Service

In a decision published in July 2015, the Council of State rejected the appeal lodged by AGCom and Telecom Italia against the judgement of the Lazio Administrative Court (TAR) on the financing of the universal service obligation for the period 1999-2003, in which the administrative judge granted the appeals by Vodafone against AGCom decisions 106-109/11/CONS on the renewal of the related proceedings, adding Vodafone to the list of subjects required to contribute, for a sum of approximately 38 million euros. Essentially, the judgement confirms that the Authority has not demonstrated the particular degree of "replaceability" between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.
Telecom has filed an application to AGCom to renew the proceedings, and an appeal to the Court of Cassation against the judgement of the Council of State on the grounds that it exceeded its jurisdiction.

Report of findings ("Processo Verbale di Constatazione") towards Telecom Italia S.p.A.

On October 29, 2015 the Guardia di Finanza has concluded a tax audit towards Telecom Italia S.p.A., started in 2013 and covering financial years from 2007 up to 2014. The report of findings (Processo Verbale di Constatazione – PVC) includes two main findings. The first one makes reference to the allegedly missed charge of royalties to the indirect subsidiary Tim Brasil, for "Tim" trademark utilization. The second one makes reference to the allegedly missed payment of withholding taxes on interests paid to the subsidiary Telecom Italia Capital S.A.. It should be noted that the report of findings does not imply an actual payment obligation, since the decision on whether or not to proceed to issue the corresponding tax assessments lies with Agenzia delle Entrate. The Company is still assessing the possible risk; nevertheless, it strongly supports its conviction on full compliance with all tax obligations.

Olivetti – Asbestos exposure

In September 2014 the Ivrea Public Prosecutor's Office closed the investigation on the presumed exposure to asbestos of 15 former workers from the companies "Ing. C. Olivetti S.p.A." (now Telecom Italia S.p.A.), "Olivetti Controllo Numerico S.p.A", "Olivetti Peripheral Equipment S.p.A.", "Sixtel S.p.A." and "Olteco S.p.A" and served notice that the investigations had been concluded on the 39 people investigated (who include former Directors of the aforementioned companies).

On December 2014 the Ivrea Public Prosecutor's Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived.

During the preliminary hearing, which started in April 2015, Telecom Italia assumed the role of civilly liable party, after being formally summonsed by all 26 civil parties (institutions and natural persons) joined in the proceedings. At the end of the preliminary hearing, 18 of the original 33 persons accused were committed for trial.

The proceedings will resume before the Ivrea Court, where arguments will be heard from November onwards.

Brazil - Opportunity Arbitration

In May 2012, Telecom Italia and Telecom Italia International N.V. were served with an arbitration brought by the Opportunity group, claiming restoration of damages allegedly suffered as a consequence of the presumed breach of a certain settlement agreement signed in 2005. Based on claimant's allegations, such damages would be related to matters emerged in the framework of the criminal proceedings pending before the Court of Milan regarding, among others, unlawful activities of former employees of Telecom Italia.

The investigatory phase having been completed, the hearing for oral discussion took place in November 2014, after which the parties filed their concluding arguments in preparation for the decision on the case.

In September 2015, the Board of Arbitration declared the proceedings closed, as the award was going to be filed.

Brazil - Docas/JVCO arbitration

In March 2013, the Brazilian companies Docas Investimentos S.A. (Docas) and JVCO Participações Ltda. (JVCO) started arbitration proceedings against Tim Brasil Serviços e Participações S.A. (Tim Brasil), Tim Participações S.A. (Tim Participações) and Intelig Telecomunicações Ltda. (Intelig) requesting the restitution of the Tim Participações shares held by the Tim Brasil group as guarantee ("Alienaçao Fiduciaria") for the indemnity obligations undertaken by the Docas group upon acquisition of Intelig (a Docas group company) by the merger by incorporation of its controlling company into Tim Participações, as well as compensation for damages for alleged breach of the merger agreement and alleged offences by Tim Participações in determining the exchange ratio between Tim Participações shares and Intelig shares, for an amount not yet specified and to be paid during the proceedings. After the Arbitration Board had been constituted in May 2013, Tim Brasil, Tim Participações and Intelig filed their response, including a counterclaim against the Docas group for compensation for damages.

In October 2013, in order to preserve the status quo until the arbitration decision is made, the Court of Arbitration ordered that the guarantee represented by the aforementioned Tim Participações shares could not be enforced and that they would remain in "Alienaçao Fiduciaria" in the custody of Banco Bradesco. The voting rights connected to the Shares are "frozen" and future dividends must be paid into an escrow account.

In December 2013, Docas and JVCO filed their Statement of Claim. In March 2014, the counterclaim by Tim Brasil, Tim Participações and Intelig was filed, and the discovery phase started. In February 2015 the Statements of Defence of all the parties were filed, in view of the examination hearing.

In September there was an examination hearing in Rio de Janeiro, in which the witnesses were cross-examined and legal and financial experts gave evidence.

Brazil - JVCO Dispute

In the month of September 2013, the Company was served notice of judicial proceedings started by JVCO Participações Ltda. (JVCO), before the Rio de Janeiro Court against Telecom Italia, Telecom Italia International and Tim Brasil Serviços e Participações S.A., which asked for their control of Tim Participações S.A. (Tim Participações) to be declared abusive, and for compensation to be awarded for the damages caused by the exercise of this power of control, the amount of which should be determined during the proceedings.

In February 2014 the statements of rejoinder were filed, objecting to the lack of jurisdiction of the court addressed, and in August the Court of Rio de Janeiro ruled in favour of Telecom Italia, Telecom Italia International and Tim Brasil, rejecting JVCO's claim. The latter appealed the judgement before a judge of the first instance, motion which was refused by the judge in September 2014

In November 2014, JVCO appealed against the judgement of the court of first instance. On December 10, 2014 Telecom Italia, Telecom Italia International and Tim Participações filed their respective responses to this appeal and their own appeal against the costs awarded to them in the judgement of the court of the first instance, deemed to be too low. Subsequently, JVCO filed a response to the appeal filed by Telecom Italia, Telecom Italia International and Tim Participações.

In June 2015, JVCO withdrew its appeal and as a result the judge closed the case.

Brazil - Arbitration CAM JVCO

In September 2015, JVCO Participações Ltda filed an application for arbitration before the Camara de Arbitragem do Mercado (CAM), based in Rio de Janeiro, against Telecom Italia, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A., claiming compensation for damages due to an alleged abuse of controlling power over Tim Participações. In October, all the companies entered appearances and filed statements of defence..

B) OTHER INFORMATION

With reference to the cases listed below no significant facts have emerged with respect to that published in the 2014 Annual Report:

- TELETU,
- Telecom Argentina.

Mobile telephony - criminal proceedings

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods and counterfeiting committed, according to the alleged allegations, by fourteen employees of the so-called "ethnic channel", with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor's Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming Telecom Italia's total lack of involvement in the offences claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearings committed for trial all the defendants (including Telecom Italia) who did not ask for the definition of their position with alternative procedures, on the grounds that "the examination hearing is necessary". Currently the proceedings are in the phase of evidence hearings before the Court sitting as a judicial panel. The Public Prosecutor added to the original charges further charges of counterfeiting and handling of stolen goods, referring to other identity documents. The public prosecutor investigation phase has been completed, and the cross examination of the defence consultants is underway, to be followed by the cross examination of the witnesses.

Dispute concerning the license fees for 1998

Telecom Italia has issued civil proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) for compensation of the damage caused by the Italian State through appeal judgement no.7506/09 by the Council of State that, in the view of the Company, violates the principles of current European community law.

The main claim which the proceedings are founded on is based on community jurisprudence that recognises the right to assert the responsibility of the State in relation to violation of rights recognised in community law and injured by a judgement that has become definitive, in respect of which no other remedy may be applied. The judgement of the Council of State definitively denied the right of Telecom Italia to restitution of the concession charge for 1998 (totalling 386 million euros for Telecom Italia and 143 million euros for Tim, plus interest), already denied by the Lazio regional administrative court (TAR) despite the favourable and binding opinion of the European Court of Justice in February 2008 concerning the conflict between EC Directive 97/13 on general authorisations and individual licences in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The Company then proposed an alternative compensation claim, within the sphere of the same proceedings, for tort pursuant to art. 2043 of the Italian Civil Code. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation. The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. The case is subject to eligibility analysis by the Court, which declared the inadmissibility of Telecom Italia's main claim (case for damages for manifest breach of community law pursuant to law 117/88). However, this decision was amended in favour of the Company on appeal. In March 2015 the Rome Court issued its judgement in the first instance, declaring the Company's application inadmissible. Telecom Italia has filed an appeal against this decision. The first hearing is scheduled for the month of January 2016.

CONSOB audit

In November 2013, officials from the National Commission for Companies and the Stock Exchange (CONSOB) conducted an audit at the registered offices of Telecom Italia in order to obtain documents and information concerning the issue of equity linked bond by Telecom Italia Finance ("Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A."), the procedures for the sale of holdings held by the Telecom Italia Group in the Sofora - Telecom Argentina group and the Company's procedures regarding the confidentiality of sensitive information and keeping of the register of people who have access thereto. According to public sources, CONSOB informed the Public Prosecutor's Office of Rome of the audit and in December 2013 the latter issued a press release stating that: "With regard to corporate and financial events involving the companies Telecom and Telco, the Public Prosecutor's Office points out that there are no subjects under investigation for the offence of obstructing Supervision nor for any other kind of offence". The Public Prosecutor's Office also stated that since "last October the office of the public prosecutor has been following the developments in the Telecom affair, requesting and engaging in exchanges of information with CONSOB between the judicial and supervisory authorities, particularly in cases where potential offences might have been committed". In September 2014 CONSOB closed the preliminary investigation phase of its audit, opening the sanctioning proceeding with a charge against the Company concerning some administrative infringements of the Consolidated Law on Financial Intermediation (TUF).

The Company has made provision for its arguments confuting the accusations made by the Sanctions Office to be made, and in September 2015 the Commission acceded to most of the Company's arguments, and fined the Company a total of 60,000 euros for some alleged irregularities in its maintenance of the register and in two press releases.

NOTE 13
SEGMENT REPORTING

A) REPORTING BY OPERATING SEGMENT

Segment reporting is based on the following operating segments:
- Domestic
- Brazil
- Media
- Other Operations

Following approval of the restructuring plan of the Olivetti group, which took place on May 11, 2015, in the first nine months of 2015 business lines for which the plan envisages a process leading to their abandonment through divestment or termination have been included under Other Operations.

Separate Consolidated Income Statements by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total	
	9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014
Third-party revenues	11,096	11,308	3,693	4,614	62	50	24	–	–	–	14,875	15,972
Intragroup revenues	31	28	3	3	–	1	4	–	(38)	(32)	–	–
Revenues by operating segment	**11,127**	**11,336**	**3,696**	**4,617**	**62**	**51**	**28**	**–**	**(38)**	**(32)**	**14,875**	**15,972**
Other income	179	263	18	12	8	–	2	–	(1)	–	206	275
Total operating revenues and other income	**11,306**	**11,599**	**3,714**	**4,629**	**70**	**51**	**30**	**–**	**(39)**	**(32)**	**15,081**	**16,247**
Acquisition of goods and services	(4,319)	(4,196)	(1,993)	(2,688)	(30)	(24)	(29)	(5)	28	26	(6,343)	(6,887)
Employee benefits expenses	(2,140)	(2,034)	(271)	(279)	(6)	(5)	(17)	(2)	1	–	(2,433)	(2,320)
of which: accruals to employee severance indemnities	(1)	–	–	–	–	–	–	–	–	–	(1)	–
Other operating expenses	(754)	(400)	(387)	(452)	(13)	(3)	(6)	(1)	–	1	(1,160)	(855)
of which: write-downs and expenses in connection with credit management and provision charges	(577)	(199)	(118)	(123)	(12)	(2)	(4)	–	–	–	(711)	(324)
Change in inventories	30	(18)	(29)	3	–	–	(7)	–	–	–	(6)	(15)
Internally generated assets	402	345	68	68	–	–	–	–	7	5	477	418
EBITDA	**4,525**	**5,296**	**1,102**	**1,281**	**21**	**19**	**(29)**	**(8)**	**(3)**	**–**	**5,616**	**6,588**
Depreciation and amortization	(2,440)	(2,485)	(708)	(724)	(17)	(21)	(1)	–	2	1	(3,164)	(3,229)
Gains (losses) on disposals of non-current assets	5	35	343	–	–	–	–	–	–	–	348	35
Impairment reversals (losses) on non-current assets	–	(1)	–	–	–	–	–	–	–	–	–	(1)
EBIT	**2,090**	**2,845**	**737**	**557**	**4**	**(2)**	**(30)**	**(8)**	**(1)**	**1**	**2,800**	**3,393**
Share of losses (profits) of associates and joint ventures accounted for using the equity method	1	(5)	–	–	–	–	–	–	–	–	1	(5)
Other income (expenses) from investments											14	15
Finance income											2,020	1,630
Finance expenses											(3,993)	(3,367)
Profit (loss) before tax from continuing operations											**842**	**1,666**
Income tax expense											(389)	(637)
Profit (loss) from continuing operations											**453**	**1,029**
Profit (loss) from Discontinued operations/Non-current assets held for sale											480	386
Profit (loss) for the period											**933**	**1,415**
Attributable to:												
Owners of the Parent											**362**	**985**
Non-controlling interests											571	430

Revenues by operating segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total	
	9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014
Revenues from equipment sales - third party	648	609	429	709	–	–	9	–	–	–	1,086	1,318
Revenues from equipment sales – intragroup	–	–	–	–	–	–	2	–	(2)	–	–	–
Total revenues from equipment sales	**648**	**609**	**429**	**709**	**–**	**-**	**11**	**-**	**(2)**	**-**	**1,086**	**1,318**
Revenues from services - third party	10,449	10,687	3,264	3,905	62	50	15	–	–	–	13,790	14,642
Revenues from services – intragroup	31	28	3	3	–	1	2	–	(36)	(32)	–	–
Total revenues from services	**10,480**	**10,715**	**3,267**	**3,908**	**62**	**51**	**17**	**-**	**(36)**	**(32)**	**13,790**	**14,642**
Revenues on construction contracts - third party	(1)	12	–	–	–	–	–	–	–	–	(1)	12
Revenues on construction contracts-intragroup	–	–	–	–	–	–	–	–	–	–	–	–
Total revenues on construction contracts	**(1)**	**12**	**–**	**-**	**–**	**-**	**–**	**-**	**–**	**-**	**(1)**	**12**
Total third-party revenues	11,096	11,308	3,693	4,614	62	50	24	–	–	–	14,875	15,972
Total intragroup revenues	31	28	3	3	–	1	4	–	(38)	(32)	–	–
Total revenues by operating segment	**11,127**	**11,336**	**3,696**	**4,617**	**62**	**51**	**28**	**–**	**(38)**	**(32)**	**14,875**	**15,972**

Purchase of intangible and tangible assets by operating segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total	
	9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014
Purchase of intangible assets	817	634	393	384	–	–	–	–	–	–	1,210	1,018
Purchase of tangible assets	2,504	1,158	880	459	5	5	1	–	–	–	3,390	1,622
Total purchase of intangible and tangible assets	**3,321**	**1,792**	**1,273**	**843**	**5**	**5**	**1**	**-**	**–**	**-**	**4,600**	**2,640**
of which: capital expenditures	*2,297*	*1,792*	*930*	*843*	*5*	*5*	*1*	*–*	*–*	*-*	*3,233*	*2,640*
of which: change in financial leasing contracts	*1,024*	*–*	*343*	*–*	*–*	*–*	*–*	*–*	*–*	*–*	*1,367*	*–*

Headcount by Operating Segment

(number)	Domestic		Brazil		Media		Other Operations		Consolidated Total	
	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Headcount (*)	52,726	53,076	13,113	12,841	85	89	149	19	66,073	66,025

(*) The number of personnel at period end does not include the headcount relating to Discontinued operations/Non-current assets held for sale.

Assets and liabilities by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total	
	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014	9/30/2015	12/31/2014
Non-current operating assets	45,292	44,292	5,628	7,186	252	264	6	5	(16)	(19)	51,162	51,728
Current operating assets	4,437	4,085	1,139	1,825	32	34	72	8	(48)	(24)	5,632	5,928
Total operating assets	49,729	48,377	6,767	9,011	284	298	78	13	(64)	(43)	56,794	57,656
Investments accounted for using the equity method	59	36	–	–	–	–	–	–	–	–	59	36
Discontinued operations/Non-current assets held for sale											4,661	3,729
Unallocated assets											10,635	10,130
Total Assets											72,149	71,551
Total operating liabilities	8,136	7,902	1,676	2,905	48	42	90	13	(50)	(46)	9,900	10,816
Liabilities directly associated with Discontinued operations/Non-current assets held for sale											2,145	1,518
Unallocated liabilities											38,069	37,518
Equity											22,035	21,699
Total Equity and Liabilities											72,149	71,551

B) REPORTING BY GEOGRAPHICAL AREA

(millions of euros)		Revenues				Non-current operating assets	
		Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations	
		9 months to 9/30/2015	9 months to 9/30/2014	9 months to 9/30/2015	9 months to 9/30/2014	9/30/2015	12/31/ 2014
Italy	(a)	10,928	11,131	10,205	10,426	45,081	44,110
Outside Italy	(b)	3,947	4,841	4,670	5,546	6,081	7,618
Total	(a+b)	14,875	15,972	14,875	15,972	51,162	51,728

C) INFORMATION ABOUT MAJOR CUSTOMERS

None of the Telecom Italia Group's customers exceeds 10% of consolidated revenues.

NOTE 14
RELATED PARTY TRANSACTIONS

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.

The procedure adopted by the Company for the management of related party transactions expressly applies "also to the participants in significant shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance that govern the candidature to the office of Board Director of the Company, when the majority of the Directors appointed are drawn from the resulting list submitted". Accordingly, since the majority of the members of the Board of Directors of Telecom Italia in office (appointed by the Ordinary Shareholders' Meeting of April 16, 2014) were drawn from the list submitted then by the shareholder Telco, whose shareholders (Generali group, Mediobanca S.p.A., Intesa Sanpaolo S.p.A. and Telefonica S.A.) were bound at the time by a significant shareholder agreement pursuant to Article 122 of Italian Legislative Decree 58/1998, the participants in that shareholder agreement and the companies controlled by them continue to be considered as related parties of Telecom Italia (even though that shareholder agreement has been terminated in the meantime).

Related party transactions, when not dictated by specific laws, were conducted at arm's length. The transactions were subject to the above-mentioned internal procedure (available for consultation on the Company's website at the following address: www.telecomitalia.com, section Group – channel governance system) which establishes procedures and time scales for verification and monitoring.

On November 13, 2013, the Telecom Italia Group accepted the offer for the purchase of the entire controlling interest held in the Sofora – Telecom Argentina group; as a result, from the 2013 consolidated financial statements, the investment has been classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale).

The effects on the individual line items of the separate consolidated income statements for the first nine months of 2015 and 2014 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 9 MONTHS TO 9/30/2015

(millions of euros)	Total	Related Parties							
		Associates, joint ventures and companies controlled by associates	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)							(b)	(b/a)
Revenues	14,875	4	466			470	(145)	325	2.2
Acquisition of goods and services	6,343	23	253			276	(79)	197	3.1
Employee benefits expenses	2,433		11	66	11	88	(9)	79	3.2
Finance income	2,020		93			93		93	4.6
Finance expenses	3,993	4	68			72		72	1.8
Profit (loss) from Discontinued operations/Non-current assets held for sale	480	(6)	63			57			

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 9 MONTHS TO 9/30/2014

(millions of euros)	Total	Related Parties							
		Associates, joint ventures and companies controlled by associates	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)							(b)	(b/a)
Revenues	15,972	7	529			536	(123)	413	2.6
Other income	275		6			6		6	2.2
Acquisition of goods and services	6,887	20	320			340	(66)	274	4.0
Employee benefits expenses	2,320		8	63	9	80	(5)	75	3.2
Finance income	1,630		74			74		74	4.5
Finance expenses	3,367	6	122			128		128	3.8
Profit (loss) from Discontinued operations/Non-current assets held for sale	386	(5)	57			52			

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

The effects on the individual line items of the consolidated statement of financial position at September 30, 2015 and at December 31, 2014 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 9/30/2015

(millions of euros)	Total	Related Parties						
		Associates, joint ventures and companies controlled by associates	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)						(b)	(b/a)
Net financial debt								
Non-current financial assets	**(2,918)**		**(509)**		**(509)**		**(509)**	17.4
Securities other than investments (current assets)	(1,659)		(167)		**(167)**		(167)	10.1
Financial receivables and other current financial assets	(513)		(28)		**(28)**		(28)	5.5
Cash and cash equivalents	(4,534)		(890)		**(890)**		(890)	19.6
Current financial assets	**(6,706)**		**(1,085)**		**(1,085)**		**(1,085)**	16.2
Discontinued operations/Non-current assets held for sale of a financial nature	(258)							
Non-current financial liabilities	**31,285**	**14**	**942**		**956**		**956**	3.1
Current financial liabilities	**6,206**	**26**	**40**		**66**		**66**	1.1
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	358							
Total net financial debt	**27,967**	**40**	**(612)**		**(572)**		**(572)**	(2.0)
Other statement of financial position line items								
Trade and miscellaneous receivables and other current assets	5,348	5	123		**128**	(15)	**113**	2.1
Discontinued operations/Non-current assets held for sale of a non-financial nature	4,403		15		**15**			
Miscellaneous payables and other non-current liabilities	1,030		1		**1**		**1**	0.1
Trade and miscellaneous payables and other current liabilities	7,317	26	165	27	**218**	(14)	**204**	2.8
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	1,787	5	9		**14**			

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia S.p.A. incurred transaction costs for the IPO for the ordinary shares of INWIT S.p.A. for placement fees paid to the following related parties:

- Mediobanca group   4 million euros;
- Intesa Sanpaolo group   6 million euros.

This transaction did not result in a loss of control for Telecom Italia over INWIT and was therefore treated as a transaction between shareholders in accordance with the applicable accounting standards. Accordingly, no impacts were recognized in the income statement and the effects of the transaction were accounted for directly in Equity.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2014

(millions of euros)	Total	Related Parties						
		Associates, joint ventures and companies controlled by associates	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)						**(b)**	**(b/a)**
Net financial debt								
Non-current financial assets	**(2,445)**	**(5)**	**(369)**		**(374)**		**(374)**	15.3
Securities other than investments (current assets)	**(1,300)**		(52)		**(52)**		**(52)**	4.0
Financial receivables and other current financial assets	**(311)**		(14)		**(14)**		**(14)**	4.5
Cash and cash equivalents	**(4,812)**		(174)		**(174)**		**(174)**	3.6
Current financial assets	**(6,423)**		**(240)**		**(240)**		**(240)**	3.7
Discontinued operations/Non-current assets held for sale of a financial nature	**(165)**							
Non-current financial liabilities	**32,325**	**25**	**444**		**469**		**469**	1.5
Current financial liabilities	**4,686**	**43**	**64**		**107**		**107**	2.3
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	**43**							
Total net financial debt	**28,021**	**63**	**(101)**		**(38)**		**(38)**	(0.1)
Other statement of financial position line items								
Trade and miscellaneous receivables and other current assets	**5,615**	3	168		**171**	(19)	**152**	2.7
Discontinued operations/Non-current assets held for sale of a non-financial nature	**3,564**		19		**19**			
Miscellaneous payables and other non-current liabilities	**697**		1		**1**		**1**	0.1
Trade and miscellaneous payables and other current liabilities	**8,376**	35	163	31	**229**	(16)	**213**	2.5
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	**1,475**	6	10		**16**			

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

The effects on the individual line items of the consolidated statements of cash flows for the first nine months of 2015 and 2014 are shown below:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 9 MONTHS TO 9/30/2015

(millions of euros)	Total	Related Parties						
		Associates, joint ventures and companies controlled by associates	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)						**(b)**	**(b/a)**
Purchase of intangible and tangible assets on an accrual basis	**4,600**	111			**111**		**111**	2.4

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 9 MONTHS TO 9/30/2014

(millions of euros)	Total	Related Parties						
		Associates, joint ventures and companies controlled by associates	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)						**(b)**	**(b/a)**
Purchase of intangible and tangible assets on an accrual basis	**2,640**	94	10		**104**		**104**	3.9

(*) Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Remuneration to Key Managers

In the first nine months of 2015, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by subsidiaries of the Group in respect of Key Managers amounted to 10.9 million euros (9.4 million euros in the first nine months of 2014), detailed as follows:

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014
Short-term remuneration	9.0	6.4
Long-term remuneration		0.1
Share-based payments (*)	1.9	2.9
	10.9	**9.4**

(*) These refer to the fair value of the rights, accrued to September 30, under share-based incentive plans of Telecom Italia S.p.A. and its subsidiaries (the 2014 SOP and the LTI Plans).

The amounts shown in the table do not include the effects of the cancellation of the assessments pertaining to the previous years , due to the failure to achieve the performance targets, and, for the updated forecasts of the performances for the 2014/2016 Stock Option Plan. The related amounts are broken down below:

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014
2014/2016 SOP - verification for the year 2014– share-based payments	(1.6)	
LTI 2011 – verifications for the years 2011, 2012 and 2013– long-term remuneration		(1.4)
LTI 2011 – verifications for the years 2011, 2012 and 2013 – share-based payments		(1.2)
Total	**(1.6)**	**(2.6)**

In the first nine months of 2015, there were no cancellations of assessments relating to the LTI Plans.

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

In the first nine months of 2015, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amounted to 97,000 euros (155,000 euros for the first nine months of 2014).

In the first nine months of 2015, "Key Managers", that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, are the following:

Directors:

Giuseppe Recchi	Chairman of Telecom Italia S.p.A.
Marco Patuano	Managing Director and Chief Executive Officer of Telecom Italia S.p.A.

Managers:

Rodrigo Modesto de Abreu		Diretor Presidente Tim Participações S.A.
Simone Battiferri		Head of Business
Franco Brescia	(1)	Head of Public & Regulatory Affairs
Stefano Ciurli		Head of National Wholesale Services
Antonino Cusimano		Head of Corporate Legal Affairs
Stefano De Angelis		Head of Consumer
Mario Di Loreto		Head of People Value
Giuseppe Roberto Opilio		Head of Operations
Piergiorgio Peluso		Head of Administration, Finance and Control
Paolo Vantellini		Head of Business Support Office

(1) to September 15, 2015.

NOTE 15
EVENTS SUBSEQUENT TO SEPTEMBER 30, 2015

AFTIC DECISION RELATING TO THE TRANSFER TO FINTECH OF THE CONTROLLING INTEREST IN SOFORA – TELECOM ARGENTINA

On October 15, 2015 the Argentinean telecommunications regulator AFTIC (*Autoridad Federal de Tecnologías de la Información y las Comunicaciones*) denied the authorization for the transfer to Fintech of the Group's controlling interest in Telecom Argentina. Fintech has notified Telecom Italia of its intention to challenge the decision.

You are reminded recalls that, as already announced to the market on October 25, 2014, if the sale to Fintech of 51% of Sofora is not completed within two and a half years (i.e. by April 29, 2017), it may elect to (i) terminate the agreement with Fintech and exercise a six-month call option to purchase (or designate a Telecom Italia Group company to purchase) the 17% non-controlling interest in Sofora previously sold to Fintech pursuant to an agreed formulation, or (ii) pursue a sale (subject to the applicable regulatory approval) of the remaining controlling interest, amounting to 51% of the equity capital of Sofora, to a third party purchaser, with the guarantee from Fintech of a minimal overall amount of USD 630.6 million. If the consideration for the, duly approved, sale exceeds the maximum guaranteed by Fintech, the difference will be split between Telecom Italia and Fintech according to an agreed formula.

If Telecom Italia is unable to complete a sale to a third party buyer within a further two and a half years, the agreement with Fintech will be terminated, Fintech will pay Telecom Italia an amount of USD 175 million and Telecom Italia will receive a six-month call option to purchase under predefined conditions (or designate a Telecom Italia Group company to purchase) the 17% non-controlling in Sofora previously sold to Fintech.

Lastly, Telecom Italia has already received guarantees of performance in the 2014 agreement with Fintech, in the form of a pledge on a security amounting to USD 600.6 million.

AGREEMENT SIGNED BY TELECOM ITALIA S.p.A. WITH THE TRADE UNIONS

On October 27, 2015, Telecom Italia S.p.A. signed agreements with the industry trade unions Fistel-Cisl, Uilcom and UGL for the management of 2,600 surplus personnel through solidarity contracts.

The agreements also regulate up to a maximum of 3,287 workers leaving through voluntary early retirement, in accordance with Article 4 of the "Fornero Law".

The agreement is part of the process of dialog between the parties aimed at analyzing and identifying the best alternatives for managing the personnel surplus that emerged during the analysis conducted by the company and due to the streamlining processes affecting all the companies operating in the TLC sector.

In particular, the agreements provide for two types of measures:

- **Solidarity (defensive)**: "defensive" solidarity is introduced, as reformed by the Jobs Act, as the main tool for managing surplus personnel. A Solidarity Contract will be applied to around 30,400 Telecom Italia S.p.A. workers, involving the vertical reduction of working hours, for a total of 23 days per year (8.85% of the monthly working hours). The solidarity will start January 4, 2016 and will last for 24 months, with the commitment, by agreement of the parties, to extend it for a further 12 months. The solidarity will not be applied to personnel who perform certain business activities with a particular need for operational continuity.

- **Voluntarily early retirement (pursuant to Article 4 Fornero Law)**: on the basis of current legislation, the parties have agreed that, on a voluntary basis, Telecom Italia S.p.A. personnel that by December 31, 2018 have accrued the minimum pension requirements over the following four years (estimated at 3,287 potential staff), will be able to stop work early. The company will pay monthly through INPS, and up to the start date of the pension, the amount of the pension accrued at the time of leaving with the related social security contributions.

In order to mitigate the financial impact on its employees who will see their income reduced by the solidarity days, only partly offset by the INPS contribution, in the agreement Telecom Italia S.p.A. has decided to provide for the granting of company loans at low interest rates (official ECB refinancing rate, currently at 0.05%).

At the end of the period of validity of the Solidarity Contract, where the objectives of the plan to absorb the surplus personnel have been met, Telecom Italia will pay a one-off bonus to the employees involved in the Solidarity Contract whose amount will vary according to the classification of their employment contract.

With respect to these agreements, Telecom Italia S.p.A. expects to incur total costs of around 400 million euros, before tax.

Similar agreements may be extended to other companies of the Telecom Italia Group over the coming months.

TELECOM ITALIA S.P.A.: PROPOSAL TO CONVERT SAVING SHARES INTO ORDINARY SHARES

The Board of Directors of Telecom Italia S.p.A. held on November 5, 2015 resolved to submit for approval to Company's shareholders' meeting a proposal for voluntary and mandatory conversion of the Company's saving shares into ordinary shares, which will provide for both:

- granting a right to the holders of savings shares to convert their savings shares into the Company's ordinary shares, receiving 1 ordinary share in exchange for 1 savings share held plus a cash payment of Euro 9.5 cents for each savings share (the "**Voluntary Conversion**"); and

- mandatory conversion into ordinary shares of Telecom Italia S.p.A. of the saving shares which were not tendered as part of the Voluntary Conversion at a conversion ratio equal to 0.87 ordinary share for each saving share held, without a cash payment and without reduction of the share capital (the "**Mandatory Conversion**" and, together with the Voluntary Conversion, the "**Conversion**").

It is expected that the Conversion will become effective before the distribution of the 2015 dividends, circumstance that has been taken into consideration in the determination of the cash payment of the Voluntary Conversion and the conversion ratio of the Mandatory Conversion. Therefore, for the year 2015 the savings shares will not be entitled to benefit from their current bylaws privileges.

The implied premium, defined with the advisors Citi and Equita (appointed also with the favourable opinion of the independent directors), for those holders of saving shares that participate in the Voluntary Conversion will be higher than that provided in the Mandatory Conversion in order to incentivise savings shareholders to increase their investment in the Company.

The Conversion is aimed at: (i) simplifying the capital structure of the Company; and (ii) increasing the free float and improving the liquidity of the ordinary shares. In addition, proceeds from payments by savings shareholders that participate in the Voluntary Conversion will *inter alia* strengthen the Company's equity structure and will be used to cover the innovative investments' plan of the Company for both fixed and mobile networks.

Terms and conditions of the Conversion are described in specific explanatory reports, which will be provided in view of the shareholders' meetings convened for December 15, 2015 (Extraordinary Meeting of ordinary shareholders) and December 17, 2015 (Special Meeting of savings shareholders, called to approve the Mandatory Conversion).

DECLARATION BY THE MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

The manager responsible for preparing the corporate financial reports declares, pursuant to paragraph 2, art. 154-bis of the Consolidated Law on Finance, that the accounting disclosure contained in the Interim Report at September 30, 2015 of the Telecom Italia Group corresponds to the Company's documents, accounting records and entries.

The Manager Responsible for Preparing
the Company's Financial Reports

Piergiorgio Peluso